Exhibit 99.1

BEFORE THE PUBLIC SERVICE COMMISSION OF THE STATE OF MISSOURI

In the Matter of the Application of Evergy	)
Missouri West, Inc. d/b/a Evergy Missouri West	)
for a Financing Order Authorizing the	)	File No. EF-2022-0155
Financing of Extraordinary Storm Costs	)
Through an Issuance of Securitized Utility	)
Tariff Bonds	)

AMENDED REPORT AND ORDER

Issue Date: November 17, 2022

Effective Date: November 27, 2022

TABLE OF CONTENTS

COUNSEL	5

PROCEDURAL HISTORY	6

DESCRIPTION OF SECURITIZATION	8

CONTESTED ISSUES	11

1) WHAT AMOUNTS OF QUALIFIED EXTRAODINARY COSTS SHOULD THE COMMISSION AUTHORIZE EVERGY WEST TO FINANCE FOR WINTER STORM URI?	12

A) WHAT AMOUNT OF COSTS, IF ANY, THAT EVERGY WEST IS SEEKING TO SECURITIZE WOULD EVERGY WEST RECOVER THROUGH CUSTOMARY RATEMAKING?	16

B) WHAT IS THE APPROPRIATE METHOD OF CUSTOMARY RATEMAKING ABSENT SECURITIZATION	16

C) UNDER RSMO 393.1700.2(2)(E), WHAT IS THE “CUSTOMARY METHOD OF FINANCING”? WHAT ARE THE COSTS THAT WOULD RESULT “FROM THE APPLICATION OF THE CUSTOMARY METHOD OF FINANCING AND REFLECTING THE QUALIFIED EXTRAORDINARY COSTS IN RETAIL CUSTOMER RATES”?	16

D) WHAT IS THE APPROPORIATE ADJUSTMENT RELATED TO NON-FUEL OPERATIONS AND MAINTENANCE COSTS?	16

E) SHOULD EVERGY WEST’S RECOVERY INCLUDE MORE THAN 95% OF FUEL AND PURCHASED POWER COSTS?	25

F) SHOULD EVERGY WEST’S RECOVERY THROUGH SECURITIZED BONDS REFLECT AN OFFSET BASED ON CERTAIN HIGHER THAN NORMAL CUSTOMER REVENUES RECEIVED BY EVERGY WEST DURING WINTER STORM URI?	27

G) SHOULD EVERGY WEST’S RECOVERY REFLECT THROUGH SECURITIZED BONDS REFLECT A DISALLOWANCE BASED ON EVERGY WEST’S RESOURCE PLANNING?	29

H) WHERE THE COSTS INCURRED BY EVERGY WEST RELATED TO WINTER STORM URI AS A RESULT OF ITS RESOURCE PLANNING PROCESS JUST AND REASONABLE?	29

I. IF NO, SHOULD EVERGY WEST’S RECOVERY THROUGH SECURITIZED BONDS REFLECT A DISALLOWANCE?

II. IF YES, WHAT AMOUNT SHOULD THE COMMISSION DISALLOW

I) SHOULD EVERGY WEST’S RECOVERY THROUGH SECURITIZED BONDS REFLECT A DISALLOWANCE FOR INCOME TAX DEDUCTIONS FOR WINTER STORM URI COSTS?	34

J) SHOULD EVERGY WEST’S RECOVERY THROUGH SECURITIZED BONDS REFLECT A DISALLOWANCE FOR THE INCOME TAX DEDUCTION ON THE CARRYING COSTS FOR WINTER STORM URI?	34

K) WHAT ARE THE APPROPRIATE INTEREST RATE FOR CARRYING COSTS FOR WINTER STORM URI?	40

L) WHAT IS THE APPROPRIATE ADJUSTMENT TO THE AMOUNT OF WINTER STORM URI COSTS TO BE RECOVERED THROUGH SECURITIZED BONDS, IF ANY, REGARDING EVERGY WEST’S ADMINISTRATION OF THE SPECIAL INCREMENTAL LOAD TARIFF?	43

M) WHAT IS THE APPROPRIATE DISCOUNT RATE OR RATES TO USE IN CALCULATING THE NET PRESENT VALUE OF WINTER STORM URI COSTS THAT WOULD BE RECOVERED THROUGH CUSTOMARY RATEMAKING?	48

2) WHAT ARE THE ESTIMATED UP-FRONT AND ONGOING FINANCING COSTS ASSOCIATED WITH SECURITIZING QUALIFIED EXTRAORDINARY COSTS ASSOCIATED WITH WINTER STORM URI?	50

A. WHAT IS THE APPROPRIATE RETURN ON INVESTMENT AND TREATMENT OF EARNING IN THE CAPITAL SUBACCOUNT?	50

B. IS THE ISSUANCE OF MULTIPLE SERIES APPROPRIATE?	50

3) WOULD ISSUANCE OF SECURITIZED UTILITY TARIFF BONDS AND IMPOSITION OF SECURITIZED UTILITY TARIFF CHARGES PROVIDE QUANTIFIABLE NET PRESENT VALUE BENEFITS TO CUSTOMERS AS COMPARED TO RECOVERY OF THE SECURITIZED UTILITY TARIFF COSTS THAT WOULD BE INCURRED ABSENT THE ISSUANCE OF BONDS?	55

A) WHAT IS THE APPROPRIATE DISCOUNT RATE TO USE TO CALCULATE NET PRESENT VALUE OF SECURITIZED UTILITY TARIFF COSTS THAT WOULD BE RECOVERED FOR WINTER STORM URI THROUGH SECURITIZATION?	57

B) WHAT IS THE APPROPRIATE TERM AND COUPON RATE FOR SECURITIZATION OF EXTRAORDINARY COSTS RELATED TO WINTER STORM URI?	58

4) HOW SHOULD SECURITIZED UTILITY TARIFF CHARGES BE ALLOCATED? .	61

5) WHAT, IF ANY, ADDITIONS OR CHANGES SHOULD BE MADE TO THE STORM SECURITIZED UTILITY TARIFF RIDER PROPOSED BY EVERGY WEST?	64

6) REGARDING ANY DESIGNATED STAFF REPRESENTATIVES WHO MAY BE ADVISED BY A FINANCIAL ADVISOR OR ADVISORS, WHAT PROVISION OR PROCEDURES SHOULD THE COMMISSION ORDER TO IMPLEMENT THE REQUIREMENTS OF SECTION 393.1700.2(3)?	66

7) WHAT OTHER CONDITIONS, IF ANY, ARE APPROPRIATE AND NOT INCONSISTENT WITH SECTION 393.1700 RSMO THAT SHOULD BE INCLUDED IN THE FINANCING ORDER?	66

8) SHOULD THE COMMISSION GRANT A WAIVER UNDER SECTION 10(A)(1) OF THE AFFILIATE TRANSACTIONS RULE BETWEEN EVERGY WEST AND THE SPECIAL PURPOSE ENTITY?	74

NON-CONTESTED ISSUES	76

ORDERED PARAGRAPHS	109

COUNSEL

EVERGY MISSOURI WEST:

Karl Zobrist, Dentons, 4520 Main Street, Suite 1100, Kansas City, Missouri 64111.

James M Fischer, Fischer & Dority, P.C., 101 Madison Street, Suite 400, Jefferson City, Missouri 65101.

Jacqueline Whipple, Dentons, 4520 Main Street, Suite 1100, Kansas City, Missouri 64111.

Roger W Steiner, Evergy, P.O. Box 418679,1200 Main Street, 16th Floor, Kansas City, Missouri 64105-9679.

STAFF OF THE MISSOURI PUBLIC SERVICE COMMISSION:

Jeff Keevil, Deputy Counsel, Post Office Box 360, Governor Office Building, 200 Madison Street, Jefferson City, Missouri 65102.

OFFICE OF THE PUBLIC COUNSEL:

Lindsay VanGerpen, Counsel, Post Office Box 2230, Jefferson City, Missouri 65102.

MIDWEST ENERGY CONSUMERS GROUP:

Tim Opitz, Opitz Law Firm, LLC, 308 E. High Street, Suite B101, Jefferson City, Missouri 65101.

NUCOR STEEL SEDALIA, LLC:

Marc H Ellinger, Ellinger Law Firm, 308 E. High Street, Suite 300, Jefferson City, Missouri 65101.

VELVET TECH SERVICES, LLC:

Stephanie S Bell, Ellinger Law Firm, 308 E. High Street, Suite 300, Jefferson City, Missouri 65101.

SENIOR REGULATORY LAW JUDGE: John T. Clark

FINANCING ORDER

Procedural History

On March 11, 2022, Evergy Missouri West, Inc. d/b/a Evergy Missouri West (Evergy West) submitted to the Commission a petition for a financing order, seeking authority to issue securitized utility tariff bonds regarding the extraordinary costs incurred by Evergy West on behalf of its customers during the mid-February 2021 cold weather event known as Winter Storm Uri. Evergy West filed that petition under Section 393.1700, RSMo. (Securitization Law).

The Commission granted intervention to Midwest Energy Consumers’ Group (MECG); The Missouri Industrial Energy Consumers (MIEC); Nucor Steel Sedalia, LLC (Nucor); and Velvet Tech Services, LLC (Velvet).

The parties prefiled direct, rebuttal, and surrebuttal testimony.1 An evidentiary hearing was held August 1, 2022, through August 4, 2022. The parties filed post-hearing briefs on August 31, 2022, and reply briefs on September 12, 2022.2

Proposed Stipulation and Agreement

On the first day of the evidentiary hearing, Evergy West, the Staff of the Commission (Staff), and the Office of the Public Counsel (Public Counsel) submitted a Non-Unanimous Stipulation and Agreement (Stipulation) setting forth negotiated resolutions to certain contested issues among its signatories. MECG, Nucor, and Velvet were not signatories to the Stipulation, but affirmatively represented that they did not oppose it. The Stipulation did not include a proposed financing order, providing instead

[1]	MIEC did not file testimony or a position statement, and the Regulatory Law Judge granted MIEC’s request to be excused from the evidentiary hearing.
[2]	The case is considered submitted as of the date of the final brief. 20 CSR 4240-2.150(1).

that the signatories agreed to modify the proposed financing order previously filed by Evergy West in order to (i) comply with the Securitization Law, (ii) incorporate the terms of the Stipulation and (iii) resolve cost recovery issues that remained contested. Some terms agreed in the Stipulation lacked sufficient detail to adequately resolve an issue, particularly those requiring a dollar amount. Despite the omission of a proposed financing order and certain imprecise terms, the Stipulation provided that it must be unconditionally approved by the Commission, without modification, or would be rendered void.

The Commission did not oppose the parties’ efforts to reach agreement on certain contested issues, nor was the Commission dissatisfied with the terms of the Stipulation when complete. However, as proposed by the Stipulation, the Commission would be approving a financing order developed by the signatories that had yet to be written, and it is unclear if the Commission would be able to modify that financing order. The Commission will not approve the Stipulation because it is incomplete without a financing order and provided for no opportunity for Commission examination and input on the financing order.

Post-Order Motions

The Commission issued its Report and Order on October 7, 2022, to be effective on November 6, 2022. Evergy West, Staff, and Public Counsel filed timely applications for clarification and rehearing. Evergy West filed a response opposing parts of Public Counsel’s clarification and rehearing application. After reviewing the clarification and rehearing motions, and Evergy West’s response, the Commission has decided to amend its order to clarify the customary method of ratemaking, tax deduction issues, resource planning issues, and to correct an ordered paragraph. This Amended Report and Order will be effective in ten days. If anyone believes that rehearing, reconsideration, or clarification is needed, they must file a new or renewed application for rehearing, reconsideration, or clarification before the effective date of this order.

Description of Securitization

Findings of Fact

1. In February 2021, Missouri was impacted by a severe winter weather event causing record sub-zero temperatures, snow and ice accumulation, and high winds. This cold weather occurrence from February 10, 2021 to February 19, 2021 is known as Winter Storm Uri (Winter Storm Uri).3

2. Evergy West seeks to recover qualified extraordinary costs resulting from Winter Storm Uri pursuant to the Securitization Law through the issuance of securitized utility tariff bonds.4

3. Securitization is a process authorized for the first time in Missouri by the legislature in the 2021 general legislative session with the adoption of the Securitization Law.5

4. Securitization is the financing of the purchase of a property right from a utility with the proceeds of securities issued by an entity whose credit quality is separated from that of the utility to attain higher credit ratings and lower financing costs. The utility sells the revenue stream and other entitlements and property created by a financing order, known as securitization property, to a newly established bankruptcy-remote special purpose entity (SPE) in a transaction that is a “true sale” for bankruptcy purposes.6

[3]	Ives Direct, Ex. 8, Pages 6-14.
[4]	Lunde Direct, Ex. 13, Schedule SL-2, Financing Order, Page 3.
[5]	HB 734, Section 393.1700, RSMo, effective August 28, 2021.
[6]	Lunde Direct, Ex. 13, Page 6, Lines 6-11.

5. A “true sale” transaction passes title, legal and equitable, to a SPE entity so that a bankruptcy court would not be expected to overturn the transaction and declare securitization property to be owned by a debtor utility in the event of bankruptcy and therefore subject to creditor actions.7

6. The securitization property will be composed of Evergy West’s rights and interests created under this Financing Order, including the irrevocable right to impose, bill, charge, collect, and receive from Evergy West’s retail electric customers the Securitized Utility Tariff Charge (SUTC), in amounts sufficient to pay principal and interest on the securitization bonds when due and ongoing financing costs.8

7. The SUTC will be paid by all existing and future retail customers receiving electrical service from Evergy West or its successors or assignees.9

8. Pursuant to the Securitization Law, Evergy West will transfer the irrevocable right to impose, bill, charge, collect and receive the SUTC and its other rights under the financing order to a newly created SPE to separate securitization bonds from Evergy West’s credit.10

[7]	Lunde Direct, Ex. 13, Page 31, Lines 20-23.
[8]	Lunde Direct, Ex. 13, Page 7, Lines 20-23.
[9]	Klote Direct, Ex. 11, Page 4, Lines 8-12. One Evergy West customer is served under a special contract established prior to August 28, 2021, and is exempted from the SUTC by statute.
[10]	Lunde Direct, Ex. 13, Page 28, Lines 6-8.

9. The SPE is formed to acquire the securitization property, issue the securitization bonds, pledge its assets to the trustee under the indenture, enter into related contracts, and perform other limited activities related to those basic purposes. The SPE is prohibited from engaging in other activities and will have no assets other than the securitization property and related assets. Obligations relating to the securitization bonds are the SPE’s only significant liabilities.11

10. Under securitization the Commission authorizes the issuance of securitization bonds to finance the recovery of qualified extraordinary costs. The issuance of securitization bonds mitigates rate increases that would otherwise be necessary to recover those costs.12

11. Securitization will allow Evergy West to immediately recover extraordinary costs from Winter Storm Uri, including carrying costs from the date those costs were incurred to the date the securitization bonds are issued.13

12. Securitization saves ratepayers money because the costs of securitization are lower than customary ratemaking. The interest rate paid on AAA rated securitization bonds is lower than the interest rate that would be applied to Evergy West’s carrying costs if recovered through customary ratemaking.14

Conclusions of Law

A. Evergy West is an electric corporation as defined in Section 386.020(15), RSMo.

B. Section 393.1700.2(2) allows an electrical corporation, which includes Evergy West, to petition the Commission for a financing order to allow for issuance of “securitized utility tariff bonds” to finance “qualified extraordinary costs.”

[11]	Lunde Direct, Ex. 13, Page 31, Lines 13-19.
[12]	Klote Direct, Ex. 11, Page 6, Lines 16-20.
[13]	Ives Direct, Ex. 8, Page 16, Lines 6-9.
[14]	Ives Direct, Ex. 8, Page 16-17, Lines 2-22, 1-16.

C. “Qualified extraordinary costs” are defined in Section 393.1700.1(13) as:

Costs incurred prudently before, on, or after August 28, 2021, of an extraordinary nature which would cause extreme customer rate impacts if reflected in retail customer rates recovered through customary ratemaking, such as but not limited to purchases of fuel or power, inclusive of carrying charges, during anomalous weather events;

D. The term “bonds” means securitization bonds or securitized utility tariff bonds as defined in Section 393.1700.1(15) RSMo.

E. The term “Securitization Property” means securitized utility tariff property or securitization property as defined in Section 393.1700.1(18) RSMo.

F. “Securitized utility tariff charge” is defined in Section 393.1700.1(16) as:

the amounts authorized by the Commission to repay, finance, or refinance securitized utility tariff costs and financing costs and that are, except as otherwise provided for in this section, nonbypassable charges imposed on and part of all retail customer bills, collected by an electrical corporation or its successors or assignees, or a collection agent, in full, separate and apart from the electrical corporation’s base rates, and paid by all existing or future retail customers receiving electrical service from the electrical corporation or its successors or assignees under commission-approved rate schedules, except for customers receiving electrical service under special contracts as of August 28, 2021, even if a retail customer elects to purchase electricity from an alternative electricity supplier following a fundamental change in regulation of public utilities in this state;

G. Evergy West sought to securitize “qualified extraordinary costs” associated with the anomalous weather event of February 2021, known as Winter Storm Uri, in its petition in this file, File No. EF-2022-0155.

Contested Issues

The Securitization Law mandates that a financing order regarding the petitions for securitization authority include certain findings and other provisions. This Financing Order will meet all requirements of the statute. Not all of those requirements are contested. The order will first address the issues contested by the parties and then will address the additional statutory requirements that were not contested.

1. What amount of qualified extraordinary costs caused by Winter Storm Uri should the Commission authorize Evergy West to finance using securitized utility tariff bonds?

Findings of Fact15

13. In February 2021, Missouri was impacted by a severe winter weather event causing record sub-zero temperatures, snow and ice accumulation, and high winds. This cold weather occurrence from February 10, 2021, through February 19, 2021, is referred to as Winter Storm Uri. During Winter Storm Uri, Missouri, including Evergy West’s service area,16 experienced exceedingly cold temperatures, rolling electrical blackouts, and extreme natural gas prices.17

14. Evergy West is a member of the Southwest Power Pool, Inc. (SPP), a regional transmission organization (RTO) that exists to ensure the reliable supply of power and adequate transmission infrastructure as well as competitive wholesale electricity prices.18

15. February 2021 was among the ten coldest Februarys on record for Missouri, according to the National Oceanic and Atmosphere Administration. Temperatures for the period from February 6, 2021, to February 19, 2021, averaged more than 20 degrees below normal, the coldest 2-week period to impact Missouri in over 30 years, according to the Missouri Climate Center at the University of Missouri, College of Agriculture.19

[15]	Issues are divided for purposes of organization and clarity. Findings of fact are cumulative; each set of findings incorporates findings stated for any previous issues.
[16]	Ives Direct, Ex. 8, Pages 6-14.
[17]	Ives Direct, Ex. 8, Page 6, Lines 7-18.
[18]	Ives Direct, Ex. 8, Page 7, Lines 2-6.
[19]	Ives Direct, Ex. 8, Pages 12-13, Lines 12-19, 3-6.

16. On February 14, 2021, SPP declared an Energy Emergency Alert that it was expecting weather conditions where all available resources would be needed to meet firm load obligations, and that it might not be able to sustain contingency reserves.20

17. On February 15, 2021, SPP declared an Energy Emergency Alert that its operating reserves fell below the required minimum. SPP committed all of its reserves and exhausted other avenues, resulting in it directing its members to implement controlled interruptions. Evergy West started to shed load at approximately noon and began customer service interruptions.21 As the cold weather conditions persisted, Evergy West was again instructed to shed load on the morning of February 16, 2021, and Evergy West again interrupted service to customers.22

18. Evergy West continuously served customers during February 2021, with the exception of the above two load shedding events.23

19. Due to the extreme cold weather brought on by Winter Storm Uri, the price of natural gas increased dramatically. These higher fuel costs resulted in day-ahead and real-time electricity prices reaching SPP record highs of $4,393/MWh (February 18, 2021) and $4,029/MWh (February 16, 2021), respectively.24

[20]	Ives Direct, Ex. 8, Page 7, Lines 6-10.
[21]	Ives Direct, Ex. 8, Page 8, Lines 2-10.
[22]	Ives Direct, Ex. 8, Pages 8-9, Lines 17-20, 1-6.
[23]	Ives Direct, Ex. 8, Page 9, Lines 18-19.
[24]	Ives Direct, Ex. 8, Pages 11-12, Lines 15-20, 1-3.

20. Evergy West incurred approximately $11.8 million in fuel costs (an increase of $8.3 million from its average February fuel costs over 2018-2020), and $314.6 million in purchased power costs (an increase of $299.8 million from its average February purchased power costs). After adjustments for transmission costs, disallowances, and off-system sales revenue, Evergy West’s total energy costs were $315.0 million, an increase of $296.5 million from its average February total energy costs.25 Evergy West seeks to recover $295.5 million in fuel costs along with $54.6 million in carrying costs as “qualified extraordinary costs” under the Securitization Law.26

21. Recovering $295.5 million plus carrying costs through Evergy West’s fuel and purchased power adjustment clause (FAC) would be harmful to Evergy West’s customers. The FAC is intended to recover costs incurred during a six-month period over a subsequent twelve-month period. Recovering the entirety of the Winter Storm Uri costs through the FAC would create extreme customer rate impacts.27

22. Recovering Winter Storm Uri costs and revenues through FAC is not in the best interest of Evergy West or its customers, because of the extraordinary amount of costs that were incurred.28

23. In total, Evergy West seeks authority to securitize $356,720,636 for costs related to Winter Storm Uri. This amount includes $296,638,919 for fuel costs before applying the 99.62 percent retail energy allocator, $54,569,187 for carrying costs, and $6,639,758 in up-front financing costs. The total amount also removes non-fuel operation and maintenance costs of $274,934 that Evergy West originally sought to recover in its direct filing.29

[25]	Ives Direct, Ex. 8, Page 14, Lines 12-17.
[2][6]	Klote Surrebuttal, Ex. 12, Page 14 Table 1
[27]	Ives Direct, Ex. 8, Page 15, Lines 20-22.
[28]	Klote Direct, Ex. 11, Page 7, Lines 16-20.
[29]	Klote Surrebuttal, Ex.12, Pages 13-14, Lines 18-19 and Table 1.

Conclusions of Law30

H. Section 393.1700.1(13) defines “qualified extraordinary costs as:

Costs incurred prudently before, on, or after August 28, 2021, of an extraordinary nature which would cause extreme customer rate impacts if reflected in retail customer rates recovered through customary ratemaking, such as but not limited to those related to purchases of fuel or power, inclusive of carrying charges, during anomalous weather events.

I. Section 393.1700.2(2), RSMo sets out the content that must be included in a utility’s petition for a financing order to finance qualified extraordinary costs.

J. The Commission has previously issued a financing order authorizing the cost recovery of qualified extraordinary costs for Winter Storm Uri through securitization for another Missouri electric utility in File No. EO-2022-0040.31

Decision32

The Commission finds, based on the decisions in the following subsections, that Evergy West’s costs in the amount of $307,811,24633 incurred in relation to Winter Storm Uri are prudently incurred costs of an extraordinary nature that would cause extreme customer rate impacts if reflected in customer rates recovered through customary ratemaking and as such are “qualified extraordinary costs” as defined in Section 393.1700.1(13), RSMo. The Commission finds that the recovery of this amount is just and reasonable, and in the public interest. The Commission further finds that Winter Storm Uri was an “anomalous weather event” within the meaning of that statutory definition.

[30]

Issues are divided for purposes of organization and clarity only. Conclusions of law are cumulative; each set of conclusions incorporates conclusions stated for any previous issues, as necessary. Some issues may not require additional conclusions of law.

[31]	EO-2022-0040, Amended Report and Order, issued September 22, 2022.
[32]	The number indicated in this section is derived from the Commission decisions on particular issues described subsequently in this order.
[33]	Qualified extraordinary costs of $307,811,246 based on the sum of $280,667,566 in fuel and purchased power costs and $27,143,680 in carrying costs.

A) What amount of the costs, if any, that Evergy West is seeking to securitize would Evergy West recover through customary ratemaking?

B) What is the appropriate method of customary ratemaking absent securitization? What is the appropriate method of customary ratemaking absent securitization?

C) Under Section 393.1700.2(2)(e), 1 what is the “customary method of financing”? What are the costs that would result “from the application of the customary method of financing and reflecting the qualified extraordinary costs in retail customer rates”?

D) Should Evergy West’s recovery include more than 95% of fuel and purchased power costs? Should Evergy West’s recovery through securitized bonds include more than 95% of fuel and purchased power costs?

These four sub-issues are interrelated and the Commission will address them together.

Findings of Fact

24. The Commission authorized Evergy West to defer $297,316,445 of extraordinary costs from its FAC associated with Winter Storm Uri from its Accumulation Period 28, which encompassed the six-month period from December 2020 through May 2021. $6,588,116 of fuel and purchased power costs were approved to be passed through the FAC and were not considered extraordinary costs. 34

25. Evergy West calculated the extraordinary cost amount to be removed from Accumulation Period 28 by calculating a three-year average baseline for February costs, using actual February costs for fuel, purchased power, emissions, transmission expense, and off-system sales revenues for the years 2018 through 2020.35

[34]	Fortson Rebuttal, Ex. 102, Page 2, Lines 6-9 and footnote 2, and Order Approving Fuel Adjustment True-up and Approving Tariff to Change Fuel Adjustment Rates, File No. ER-2022-0005 (Aug. 18, 2021).
[35]	Fortson Rebuttal, Ex. 102, Page 3, Lines 18-21.

26. Evergy West incurred approximately $11.8 million in fuel costs, which is an increase of $8.3 million from its average February fuel costs over the three years from 2018 to 2020. Evergy West incurred approximately $314.6 million in purchased power costs, which is an increase of $299.8 million from its February average. After adjustments for transmission costs, disallowances,36 and off-system sales revenue, Evergy West’s total energy costs were $315.0 million, an increase of $296.5 million from its average February total energy costs.37

27. Evergy West incurred approximately $296.5 million in extraordinary fuel and purchased power costs for its Missouri customers during Winter Storm Uri, of which $295.5 million was allocated to its retail customers based on a 99.62 percent retail energy allocator.38

28. Customarily, Absent securitization, Evergy West would file a fuel adjustment tariff designed to recover 95 percent of the energy cost differences from base rates. A fuel adjustment tariff filing is the customary procedure to recover fuel and purchased power costs or to credit revenues. A significant portion of cost recovery occurs in the first year for recovery following an expense through a FAC filing.39

29. Evergy West’s FAC was first established in 2007.40 Every Evergy West general rate case since then has included a 95/5 sharing mechanism in Evergy West’s FAC tariff.41

[36]	Disallowances as used here refers to disallowances as understood by Evergy West as part of its direct filing, and not the Commission’s approved disallowances included in this order.
[37]	Ives Direct, Ex. 8, Page 14, Lines 12-17.
[38]	Klote Surrebuttal, Ex. 12, Page 14, Table 1.
[39]	Klote Direct, Ex. 11, Pages 8-9, Lines 22-23, 1-2.
[40]	Evergy West was then known as Aquila, and then KCP&L Greater Missouri Operations, before finally becoming Evergy Missouri West.
[41]	Fortson Rebuttal, Ex. 102, Page 10, Lines 3-17.

30. Evergy West’s FAC does not allow it to recover 100 percent of its fuel and purchased power costs. Evergy West’s FAC requires it to accumulate its actual net energy costs over a six-month accumulation period, followed by a twelve-month recovery period during which the amount of actual net energy costs over the net base energy costs is reduced by a jurisdictional factor, and then 95 percent of that difference is either returned to or collected from customers.42

31. Evergy West’s FAC requires it to retain 5 percent of any overcollected amounts or absorb 5 percent of any undercollected amounts for each accumulation period.43

32. The Commission included the 95/5 sharing mechanism in Evergy West’s FAC to protect it from extreme fluctuations in fuel and purchased power costs while providing the company an incentive to take all reasonable actions to keep its fuel and purchased power costs as low as possible, and yet still have an opportunity to earn a fair return on its investment.44

33. If Evergy West were allowed to recover 100 percent of its fuel and purchased power costs, regardless of how high fuel costs go, it would be less incentivized to keep its fuel and purchased power costs as low as possible. Evergy West would bear no risk for those costs and all the costs and risk for Evergy West’s fuel and purchased power decisions would shift to ratepayers.45

[42]	When combined with an interest calculation and true-up adjustment.
[43]	Fortson Rebuttal, Ex. 102, Pages 7-8, Lines 18-23, 1.
[44]	Fortson Rebuttal, Ex. 102, Pages 12-13, Lines 15-21, 1-3.
[45]	Fortson Rebuttal, Ex. 102, Page 13, Lines 16-19.

34. Another mechanism Evergy West could use to recover qualified extraordinary costs is to use an accounting authority order (AAO) to defer and amortize the costs over a specified period of time. An AAO is merely a deferral mechanism that permits the deferral of costs from one period to another. Deferred costs are booked as assets rather than expenses, and the Commission determines in a future rate case what deferred costs, if any, may be recovered in rates.46

35. Recovery through an AAO, if granted, would amortize extraordinary costs, including carrying costs, in the revenue requirement calculations in a future rate case filing where the Commission could allow those costs to be recovered over a specified period of time.47 Staff would likely recommend at least a 15-year amortization period, with carrying costs calculated at the company’s long-term debt rate.48Due to the extraordinary amount of the fuel and purchased power it incurred in February 2021 resulting from Winter Storm Uri, Evergy West sought to defer the fuel and purchased power costs associated with this event to an AAO for consideration in a future rate case in File No. EU-2021-0283. That AAO case is still pending, but Evergy West would not need to defer any costs in that case if it moves ahead with securitization under this Financing Order.49

36. If an AAO was established, Staff would not recommend deferral or recovery of the five percent of the utility’s share of fuel and purchased power costs under the FAC. Staff contends that not allowing recovery of the five percent of the fuel and purchased power costs represents an appropriate sharing of the financial impacts of Winter Storm Uri between ratepayers and shareholders.50

[46]	Bolin Rebuttal, Ex. 100, Page 5, Lines 11-16.
[47]	Klote Direct, Ex. 11, Page 9, Lines 10-14.
[48]	Bolin Rebuttal, Ex. 100, Page 7, Lines 1-11.
[49]	Bolin Rebuttal, Ex. 100, Pages 5-6, Lines 7-16, 1-21.
[50]	Bolin Rebuttal, Ex. 100, Page 8, Lines 2-9.

37. Applying the same sharing incentive for Winter Storm Uri costs will give Evergy West an incentive to plan for and to efficiently manage extraordinary events that impact fuel and purchased power, which are its biggest costs.51

38. Staff proposes a disallowance of $14,771,657.61, which is 5 percent of the total deferred fuel and purchased power costs for Winter Storm Uri, excluding non-fuel operation and maintenance costs, after applying the Missouri jurisdictional factor and retail energy allocator.52

Conclusions of Law

K. Section 386.266.1, RSMo allows an electrical corporation to apply to the Commission to approve rate schedules that allow for “periodic rate adjustments outside of general rate proceedings to reflect increases and decreases in its prudently incurred fuel and purchased power costs.” That section also allows the Commission to “include in such rate schedules features designed to provide the electrical corporation with incentives to improve the efficiency and cost-effectiveness of its fuel and purchased power procurement activities.” The 95/5 sharing provision in Evergy West’s FAC tariff is designed to provide such an incentive.

L. In its report and order that initially established Evergy West’s FAC, the Commission found that “a prudence review can be expected to evaluate the major decisions a utility makes. However, a utility makes thousands of small decisions every hour regarding fuel, purchased power, and off-system sales. It is not practical to expect a prudence review to uncover and evaluate every one of those decisions.”53

[51]	Mantle Rebuttal, Ex. 201, Page 27, Lines 16-20.
[52]	Fortson Rebuttal, Ex. 102, Page 8, Lines 1-5.
[53]	In the Matter of The Empire District Electric Company’s Tariffs to Increase Rates for Electric Service Provided to Customers in the Missouri Service Area of the Company, 17, Mo. P.S.C. 631, 667 (2008)

M. Commission Rule 20 CSR 4240-20.090(8)(A)2.A(XI) provides that extraordinary costs are not to be passed through the company’s FAC.

N. The securitization statute, Section 393.1700.2(3)(c) requires a financing order issued by the Commission to include all of the following elements:

a. The amount of securitized utility tariff costs to be financed using securitized utility tariff bonds and a finding that recovery of such costs is just and reasonable and in the public interest. The commission shall describe and estimate the amount of financing costs that may be recovered through securitized utility tariff charges and specify the period over which securitized utility tariff costs and financing costs may be recovered;

b. A finding that the proposed issuance of securitized utility tariff bonds and the imposition and collection of a securitized utility tariff charge are just and reasonable and in the public interest and are expected to provide quantifiable net present value benefits to customers as compared to recovery of the components of securitized utility tariff costs that would have been incurred absent the issuance of securitized utility tariff bonds.

Notwithstanding any provisions of this section to the contrary, in considering whether to find the proposed issuance of securitized utility tariff bonds and the imposition and collection of a securitized utility tariff charge are just and reasonable and in the public interest, the commission may consider previous instances where it has issued financing orders to the petitioning electrical corporation and such electrical corporation has previously issued securitized utility tariff bonds; …

(emphasis added)

There are two important provisions of this section of the statute that should be noted. First, the section explicitly requires the Commission to determine that the imposition and collection of the utility tariff charge that will result from the securitization of these costs will be just and reasonable and in the public interest. Second, in making its determination as to whether the securitization of these costs is just and reasonable and in the public interest, the Commission is directed to compare the results of the securitization to the results of a recovery of those costs using traditional (non-securitization) methods.

O. Evergy West asserts that it has a general right to recover all prudently incurred costs. The Missouri Supreme Court has found otherwise. In a 2021 case, Spire Missouri, Inc. v. Public Service Commission,54 Spire Missouri challenged the Commission’s decision to disallow a portion of the company’s prudently incurred cost of pursuing its general rate case. In upholding the Commission’s decision, the Supreme Court said:

In terms of their reasonableness, these expenditures were entitled to a presumption of prudence, and the prudence of the expenditures was never called into question. Nonetheless, the PSC concluded that including all of these expenditures in setting Spire’s future rates was not just because some of the expenses were not fair to ratepayers in that they were incurred to benefit (if anyone) Spire’s shareholders. Implicit in Spire’s argument is an assertion that it is entitled to recover all prudent expenditures in its rates. This is not so. In setting rates the PSC has broad discretion to include or exclude expenditures to arrive at rates it deems to be ‘just and reasonable,’ subject, of course, to judicial review that the PSC’s conclusions are supported by competent and substantial evidence and not arbitrary, capricious, or an abuse of discretion. (Internal citations omitted. Emphasis in original.)

P. Section 386.266.1, RSMo allows an electrical corporation to apply to the Commission to approve rate schedules that allow for “periodic rate adjustments outside of general rate proceedings to reflect increases and decreases in its prudently incurred fuel and purchased power costs.” That section also allows the Commission to “include in such rate schedules features designed to provide the electrical corporation with incentives to improve the efficiency and cost-effectiveness of its fuel and purchased power procurement activities.” The 95/5 sharing provision in Evergy West’s FAC tariff is designed to provide such an incentive.

[54]	618 S.W.3d 225 (Mo. banc 2021).

Q. In its Report and Order that initially established Evergy West’s FAC, the Commission found that “after-the-fact prudence reviews alone are insufficient to assure Aquila [now Evergy West] will continue to take reasonable steps to keep its fuel and purchased power costs down, and the easiest way to ensure a utility retains the incentive to keep fuel and purchased power costs down is to not allow a 100 percent pass through of those costs.” and “allowing Aquila to pass 95 percent of its prudently incurred fuel and purchased power costs, above those included in its base rates, through its FAC is appropriate. With a 95 percent pass-through, the Commission finds Aquila [now Evergy West] will be protected from extreme fluctuations in fuel and purchased power cost, yet retain a significant incentive to take all reasonable actions to keep its fuel and purchased power costs as low as possible, and still have an opportunity to earn a fair return on its investment.”55

Decision

Customarily, Evergy West would recover fuel and purchased power costs in excess of those reflected in its base rates through its FAC contained in its tariff, which is where the costs Evergy West seeks to securitize were removed from. Due to the extraordinary nature of the costs for fuel and purchased power attributable to Winter Storm Uri,56 the Commission permitted Evergy West to remove those costs from its FAC pursuant to Commission Rule 20 CSR 4240-20.090(8)(A)2.A.(XI). If those costs were to pass through Evergy West’s FAC they would be subject to the 95/5 sharing provision. Under that provision Evergy West would be entitled to recover 95 percent of costs for its fuel and purchased power.

[55]	File No. ER-2007-0004, Report and Order, Pages 53-54, issued May 17, 2007.
[56]	The prudence of Evergy West’s decisions relating to Winter Storm Uri are not relevant for this issue, but will be addressed in subsequent issues.

Prior to seeking recovery of these costs through securitization, Evergy West sought recovery through an AAO, which would allow Evergy West to defer those costs for consideration in a later rate case. An AAO is not the customary method through which fuel and purchased power costs are recovered, but using an AAO to defer costs to a future rate case is another method of cost recovery. Under an AAO the Commission would determine what costs Evergy West would be permitted to defer, and later the Commission would have to determine what amount of costs deferred, if any, Evergy West could recover through rates. Staff has stated that for recovery through an AAO it would also recommend that Evergy West recover only 95 percent of the fuel and purchased power costs for Winter Storm Uri.

In the rate case in which Evergy West’s FAC was established, the Commission found that the sharing mechanism was necessary to ensure that Evergy West had sufficient financial incentive and motivation to operate at maximum efficiency. The same financial incentives and motivations apply in the situation facing Evergy West during Winter Storm Uri. Evergy West has presented no compelling reason why it should be entitled to a higher percentage than it would receive under conventional recovery of these costs. Evergy West’s primary assertion is that recovery under the Securitization Law does not require a 95/5 sharing mechanism. However, recovery through securitization requires a comparison to recovery absent securitization, which would be through Evergy West’s FAC or an AAO. Under the FAC only 95 percent of fuel and purchased power costs would be recoverable, not 100 percent. If an AAO had been utilized instead of the FAC, there would be no guarantee as to the amount that Evergy West would recover or what additional offsets, such as extraordinary revenues, could occur.

Recovery through securitization requires that the costs incurred be qualified extraordinary costs and that those costs are “of an extraordinary nature which would cause extreme customer rate impacts if reflected in retail customer rates recovered through customary ratemaking.” Recovery through securitization mitigates those impacts, which is beneficial to Evergy West’s customers, but Evergy West receives its recovery of those costs much quicker than it would through customary recovery methods. Evergy Wests seeks to add the additional incentive of recovering an additional five percent beyond what it would normally be entitled to recover.

The Commission finds that allowing Evergy West to use securitization to recover an additional five percent of its fuel and purchased power costs related to Winter Storm Uri, which it would not be permitted to recover under traditional methods of ratemaking, is not just and reasonable, nor is it in the public interest. The Commission also finds that the appropriate method of customary ratemaking absent securitization would be through Evergy West’s FAC.

E) What is the appropriate adjustment related to non-fuel operations and maintenance (NFOM) costs?

Findings of Fact

39. As part of the costs attributable to Winter Storm Uri to be recovered through securitization, Evergy West sought to recover NFOM costs.57 Evergy West’s securitization petition included NFOM expenses attributed to Winter Storm Uri estimated at $274,934.58

[57]	Bolin Rebuttal, Ex. 100, Page 7, Lines 13-16.
[58]

File No. EF-2022-0155, Petition for Financing Order Authorizing the Issuance of Securitized Utility Tariff Bonds to Finance Qualified Extraordinary Costs Caused by Winter Storm Uri in February 2021, Page 13.

40. Evergy West incurred NFOM expenses related to Winter Storm Uri for communications, overtime for its employees and payroll taxes on the overtime costs, additional contractor costs, damage claims, and costs for additional materials.59

41. Staff did not include Evergy West’s NFOM costs for recovery through securitization. Staff has included these costs in Staff’s cost of service in Evergy West’s currently pending rate case, File No. ER-2022-0130.60

42. Evergy West has agreed to remove its request for NFOM costs from the amount to be recovered through securitization and will include them in the revenue requirement in its general rate case.61

Conclusions of Law

R. Section 393.1700.1(13) states that qualified extraordinary costs are “not limited to those [costs] related to purchases of fuel or power, inclusive of carrying charges, during anomalous weather events.”

Decision

Securitization requires that the Commission identify the amount of qualified extraordinary costs, and that recovery of those costs is just and reasonable and in the public interest. NFOM costs that Evergy West sought to recover in its petition are costs that were incurred due to Winter Storm Uri. Staff argues that it has included these costs in Evergy West’s currently pending general rate case. Evergy West has changed its position from its petition and now agrees that those costs should be addressed within its pending rate case. The Commission finds that because these costs are being recovered through Evergy West’s rate case, additional recovery through securitization is not just and reasonable or in the public interest.

[59]	Klote Direct, Ex. 11, Page 10, Lines 15-21, and Schedule RAK-1.
[60]	Bolin Rebuttal, Ex. 100, Page 7, Lines 13-20.
[61]	Klote Surrebuttal, Ex. 12, page 6, Lines 2-6.

F) Should Evergy West’s recovery through securitized bonds reflect an offset based on certain higher than normal customer revenues received by Evergy West during Winter Storm Uri?

Findings of Fact

43. During Winter Storm Uri, Evergy West sold more electricity than it would have sold during a normal February. Staff determined the amount of baseline retail revenues that exceeded Evergy West’s three-year average for February 2021 to be $8,612,108 in “excess” revenue. Staff proposes to use this amount of “excess” revenue to partially offset the “qualified extraordinary costs” incurred by Evergy West.62

44. Evergy West’s $8.6 million in revenues attributable to Winter Storm Uri are approximately 1.1 percent of its normal annual base retail revenues. In contrast, the fuel and purchased power incurred in two weeks from Winter Storm Uri are about one year’s worth of fuel and purchased power.63

45. Evergy West’s earnings for 2021 overall resulted in a return on equity (ROE) well below the ROE assumed from its last rate case. Consequently, in 2021 Evergy West did not recover its costs to provide service and a sufficient return on capital to investors. There were no excess revenues in 2021.64

[62]	Lange Rebuttal, Ex. 108, Page 33, Lines 11-16. See also, McMellen Rebuttal, Ex. 100, Page 5, Lines 12-17.
[63]	Ives Surrebuttal, Ex. 9, Page 5, lines 4-8.
[64]	Ives Surrebuttal, Ex. 6, Pages 5-6, Lines 20, 2.

Conclusions of Law

S. Section 393.1700.1(13) RSMo, allows for the recovery of costs through securitization that are prudently incurred during an anomalous weather event, and of an extraordinary nature.

Decision

Staff seeks to reduce the securitized amount by offsetting approximately $8.6 million in revenues attributable to Winter Storm Uri that Evergy West received in excess of its average February revenues. Staff proposes that allowing Evergy West to retain these revenues is not just and reasonable and in the public interest. The Securitization Law defines what is included as a qualified extraordinary cost and that definition does not include any offset of those costs for revenues.

This argument is similar to Evergy West’s argument that it should receive 100 percent of fuel and purchased power costs attributable to Winter Storm Uri, instead of the 95 percent it would have received through customary treatment of those costs. Staff’s argument to reduce the qualified extraordinary cost amount by offsetting that amount against “excess” revenue Evergy West earned as a result of Winter Storm Uri is rejected for the same reason the Commission rejected Evergy West’s argument for 100 percent recovery of costs.

Under traditional ratemaking there is no revenue adjustment for the effect of past weather, and no adjustment is made to reduce rates to retroactively recover “excess” revenue. Likewise, Evergy West could not increase rates to make up for a shortfall from events such as an unseasonably cool summer. Those fluctuations are addressed over time in the ratemaking process by normalizing the effect of those weather fluctuations in the company’s rates.

Section 393.1700.1(13) RSMo, allows for the recovery of prudently incurred costs. Staff makes no assertion that Evergy West’s fuel and purchased power costs were imprudent but seeks to offset those costs based upon Evergy West having higher than normal baseline revenues for February 2021. The revenues collected from customers through rates include the entire revenue requirement, all cost-of-service expenses and a return on rate base. Considering that Evergy West failed to meet its assumed rate of return for 2021, there is no showing by Staff that the higher than normal revenues from February 2021 were in fact “excess” revenue. Staff’s request to recover revenue is both not authorized by the Securitization Law, and is also not based in traditional ratemaking. The Commission does not find Staff’s proposal to be just and reasonable, and will not order a reduction or offset of qualified extraordinary costs for higher than normal revenues.

G) Should Evergy West’s recovery through securitized bonds reflect a disallowance based on Evergy West’s resource planning?

H) Were the costs incurred by Evergy West related to Winter Storm Uri as a result of its resource planning process just and reasonable?

a.	If no, should Evergy West’s recovery through securitized bonds reflect a disallowance?

b.	If yes, what amount should the Commission disallow?

The Commission will address these sub-issues together.

Findings of Fact

46. Public Counsel asserts that Evergy West’s resource planning is imprudent because it does not have enough generation resources to meet the energy requirements of its customers, and the company is relying on the energy from other utilities in the SPP to meet its customers’ needs.65 Public Counsel alleges that Evergy West’s retirement of its Sibley power plant and subsequent procurement of capacity from Evergy Missouri Metro (Evergy Metro) was imprudent.66

47. Prior to Winter Storm Uri, customers did not see an increased cost due to the implementation of Evergy West’s alleged imprudent resource planning decisions.67

48. Capacity is the maximum output an electricity generator can physically produce, measured in megawatts. Energy is the amount of electricity a generator produces over a defined period of time.68

49. Having enough capacity is essential to having enough energy to meet customers’ load requirements. However, having enough capacity does not necessarily ensure that energy will be available when it is needed. For instance, Evergy West does not have enough generation capacity through its owned resources and entered into purchased power agreements to meet the SPP resource adequacy standards. It can only meet the SPP resource adequacy standards when combined with Evergy Metro.69

50. Evergy West sells all of the energy it generates into the SPP Integrated Marketplace and purchases all the energy necessary to serve its native load customers from the SPP.70

[65]	Mantle Rebuttal, Ex. 201, Page 9, Lines 3-6.
[66]	Messamore Surrebuttal, Ex. 17, Page 9, Lines 11-15.
[67]	Mantle Rebuttal, Ex. 201, Page 9, Lines 6-8.
[68]	Mantle Rebuttal, Ex. 201, Page 11, Lines 22-24.
[69]	Mantle Rebuttal, Ex. 201, Page 12, Lines 1-8.
[70]	Bridson Direct, Ex. 1, Page 6, Lines 7-10.

51. Evergy Metro and Evergy West report capacity to SPP as a combined entity.71

52. Evergy West has sufficient capacity to meet its SPP resource adequacy requirements and reserve margin as a standalone entity, though some of Evergy West’s capacity comes from a contract with Evergy Metro.72

53. Utilities that are members of a RTO commonly rely on market purchases as one source of generation in their portfolio.73

54. Evergy West completes and files an Integrated Resource Plan (IRP) every three years, with annual updates in intervening years, as outlined in the IRP rules in 20 CSR 4240-22.74

55. It is not possible for an electric utility to accurately plan for all extreme circumstances.75

56. Evergy West identified Sibley Unit 3 (Sibley), a coal fired plant, for retirement in its 2017 IRP annual update. Evergy West modeled Sibley’s retirement plan and a purchased power agreement over 18 scenarios, and in every scenario Sibley’s retirement was more economic than its continued operation.76

57. Evergy West’s decision to retire the Sibley plant was consistent with a local and nationwide trend. At the time Evergy West decided to retire Sibley, there was a drop in coal-fired generation, and that drop is expected to continue.77

[71]	Messamore Surrebuttal, Ex. 17, Page 8, Lines 4-8.
[72]	Messamore Surrebuttal, Ex. 17, Page 8, Lines 11-13.
[73]	Reed Surrebuttal, Ex. 18, Page 18, Lines 13-14.
[74]	Messamore Surebuttal, Ex. 17, Page 4, Lines 13-14.
[75]	Mantle Rebuttal, Ex. 201, Page 10, Line 25.
[76]	Messamore Surrebuttal, Ex. 17, Page 10, Lines 11-13.
[77]	Kennedy Surrebuttal, Page 8, Line 8-11.

Conclusions of Law

T. The Commission’s electric utility resource planning rule, 20 CSR 4240-22.010(2) states in part:

The fundamental objective of the resource planning process at electric utilities shall be to provide the public with energy services that are safe, reliable, and efficient, at just and reasonable rates, in compliance with all legal mandates, and in a manner that serves the public interest and is consistent with state energy and environmental policies. …

U. Section 393.1700.1(13), RSMo, requires that qualified extraordinary costs be prudently incurred.

V. The Commission’s standard for assessing whether conduct was prudent considers whether the conduct was prudent at the time the utility had to solve a problem. The Commission’s prudence standard does not rely on hindsight.78

Decision

Public Counsel has alleged that Evergy West was imprudent in its resource planning, and that because of its imprudent resource planning, the amount of qualified extraordinary costs should be reduced. The Securitization Law allows for recovery of qualified extraordinary “costs incurred prudently before, on, or after August 28, 2021.” Public Counsel asks the Commission to reduce the amount of qualified extraordinary costs for Winter Storm Uri based upon the prudence of decisions made years prior to Winter Storm Uri. Public Counsel proposes that, but for Evergy West’s resource planning decisions, Winter Storm Uri costs would have been mitigated. However, Public Counsel did not demonstrate that at the time those decisions were made the costs from Winter Storm Uri were foreseeable. Public Counsel asks the Commission to examine whether Evergy West’s decision to retire Sibley without replacing it was prudent and whether Evergy West’s resource planning, more specifically its reliance on Evergy Metro to meet its SPP capacity requirement, was prudent. Public Counsel offers its own previous concerns about Evergy West’s resource planning as its primary evidence of imprudence.

[78]	File No. EO-85-17, In the matter of the determination of in-service criteria for the Union Electric Company’s Callaway Nuclear Plant and Callaway rate base and related issues, page 13.

Public Counsel made the same argument in File No. EO-2022-0040, involving Liberty, who is also a member of SPP. In that case Liberty sought to securitize costs incurred from Winter Storm Uri. The Commission in its Amended Report and Order addressed Public Counsels argument, in part, as follows:

No doubt, if Liberty had more capacity available to sell into the SPP market during Winter Storm Uri, it could have earned enough from those sales to offset the fuel costs that it now seeks to securitize. But that fact is entirely based on perfect hindsight. Liberty planned to have sufficient capacity to meet all requirements established by SPP. Other than showing a bad result, Public Counsel has not demonstrated any imprudence in Liberty’s planning process.79

The Commission’s analysis in Liberty’s securitization case is equally applicable here. Public Counsel’s witness correctly states that there is no way to accurately plan for all extreme circumstances. If Sibley had not been retired, or had been replaced with alternative generation, it might have mitigated some of the costs from Winter Storm Uri, but customers would not have received any economic benefits from retiring Sibley. Additionally, there is no accurate way to quantify the amount of Winter Storm Uri costs would have been mitigated. That Evergy West chose to reduce foreseeable costs by retiring Sibley as opposed to the unforeseeable costs resulting from Winter Storm Uri is further support for its decision being prudent.

[79]	File No. EO-2022-0040, Amended Report and Order, at page 33, issued September 22, 2022.

Evergy West provided sufficient evidence to determine that its resource planning, including its decision to retire Sibley, was reasonable at the time those decisions were made. Evergy West’s resource planning resulted in it meeting its SPP resource adequacy requirements. Evergy West presented evidence that it considered multiple scenarios when deciding whether to retire its Sibley Generator, and from the results of that analysis determined that it was economically beneficial to ratepayers to do so. The Commission disagrees with Public Counsel’s assessment that Evergy West’s resource planning was imprudent. The Commission will not reduce the qualified extraordinary cost amount based upon Evergy West’s resource planning.

I) Should Evergy West’s recovery through securitized bonds reflect a disallowance for income tax deductions for Winter Storm Uri costs?

J) Should Evergy West’s recovery through securitized bonds reflect a disallowance for the income tax deduction on the carrying costs for Winter Storm Uri costs?

The Commission will address these sub-issues together.

Findings of Fact

58.	Evergy West is a member of a consolidated tax group, Evergy Inc.[80]

59.	Evergy West was permitted a tax deduction when the Winter Storm Uri costs were incurred.[81]

[80]	Riley Surrebuttal, Ex. 206, Page 3, footnote 3.
[81]	Hardesty Surrebuttal, Page 3, Lines 4-5.

60. Evergy West did not take a tax deduction for Winter Storm Uri costs for book purposes and this created a timing difference. The deferred taxes were recorded on Evergy West’s books as a liability. 82

61. The SUTC will be listed as a separate line item on customers’ bills.83

62. The deferred tax liability recorded by Evergy West allows for the tax benefits associated with Storm Uri to be given to customers in future general rate cases over the life of the securitized bond.84

63. The revenue collected from customers to repay the bonds will be taxable and the SPE will have to pay tax on those revenues. The SPE will not be entitled to a tax deduction for the Winter Storm Uri costs since they were already deducted by Evergy West.85 The SPE will file a tax return as part of the consolidated income tax return filed by Evergy Inc.86

64. Public Counsel asserts that Evergy West expects to claim a one-time tax deduction of approximately $72.2 million on its 2021 consolidated income tax return for fuel and purchased power costs incurred during Winter Storm Uri,87 and that without a reduction in the proposed securitization amount to recognize this tax reduction, only Evergy West will benefit.

[82]	Transcript, Page 229, Lines 4-21.
[83]	Riley Rebuttal, Ex. 205, Page 7, Lines 1-2.
[84]	Bolin Surrebuttal, Ex. 101, Page 4, Lines 15-18.
[85]	Hardesty Surrebuttal, Page 3, Lines 5-8.
[86]	Bolin Surrebuttal, Ex. 101, Page 4, Lines 20-21.
[87]	Riley Surrebuttal, Ex. 206, Page 3, Lines 9-11.

65. Public Counsel contends that ratepayers will pay for Evergy West’s tax write-off of $72.2 million, which will cost them $135 million over the 15-year term of securitization.88 Public Counsel argues this tax benefit should be recognized as a reduction in the securitization amount.89

66. Public Counsel states that when securitization is implemented, taxes will be applied to the line item that ratepayers will see on their monthly bill, the revenues from which are for the securitization bond repayment, and these taxes will be the responsibility of the ratepayer and not the Company.90 This is incorrect. Income taxes applicable to revenues collected from customers were not included in the calculation of the securitization amount by Staff or Evergy.91

67. In a rate case, the amount of taxes associated with the revenue the company collects is included in the base rates. There is no separate line item on a customer’s bill for federal or state income taxes, which the company will have to pay.92

68. Public Counsel, when comparing the income taxes collected as part of an FAC to income taxes collected with securitization,93 neglected to include the taxation of the revenues at the SPE. Once you include the taxes on the SPE, there is no difference between recovering the Winter Storm Uri costs through the FAC or through the securitization financing. There is no difference in the tax amount and no benefit to Evergy West.94

69. Public Counsel contends that taxes on the carrying costs will be spread over Evergy West’s 2021 and 2022 income tax returns.95

[88]	Riley Surrebuttal, Ex. 206, Pages 3-4, Lines 22, 1.
[89]	Riley Surrebuttal, Ex. 206, Page 3, Lines 11-12.
[90]	Riley Rebuttal, Ex. 205, Page 5, Lines 15-18.
[91]	Bolin Surrebuttal, Ex. 101, Page 3, Lines 13-17.
[92]	Bolin Surrebuttal, Ex. 101, Page 3, Lines16-19.
[93]	Riley Rebuttal, Ex. 205, Page 4, Lines 11-12.
[94]	Hardesty Surrebuttal, Ex. 5, Pages 3-4, Lines 9, 1.
[95]	Riley Surrebuttal, Ex. 206, Page 4, Lines 8-9.

70. The SUTC will be excluded from Evergy West’s revenues in a general rate case for calculating the cost of service.96

71. Evergy West is not taxed when the securitization bonds are issued.97 Internal Revenue Service (IRS) Revenue Procedure 2005-62 at .03 states that Evergy West does not have to recognize the income upon the issuance of the bonds or the receipt of the cash but does have to recognize the income as the nonbypassable charges are incurred or put on the customers’ bills.98

72. IRS Revenue Procedure 2005-62 provides a safe harbor for public utility companies that, pursuant to specified cost recovery legislation, receive an irrevocable financing order permitting the utility to recover certain specified costs through a qualifying securitization. Under this revenue procedure, Evergy West will not recognize taxable income upon the receipt of the financing order, the transfer of Evergy West’s rights under the Financing Order to the SPE, or the receipt of cash in exchange for the issuance of the Securitization Bonds. Evergy West will treat the SUTC as gross income to Evergy West.99

73. Any tax benefits associated with the Winter Storm Uri costs will be given to customers in future general rate cases over the life of the securitized bond. To include those benefits directly in the SUTC would double-count those benefits.100

[96]	Bolin Surrebuttal, Ex. 101, Page 4, Lines 2-3.
[97]	Hardesty Surrebuttal, Page 3, Lines 3-4.
[98]	Transcript, Page 238, Lines 14-18.
[99]	Humphrey Direct, Ex. 6, Pages 15-16, Lines 16-23, 1-2.
100	Bolin Surrebuttal, Ex. 101, Page 4, Lines 15-18

74. The deferred taxes will be included in rate base until all the Winter Storm Uri costs are collected through the securitization financing.101 The revenues collected from Evergy West customers through the nonbypassable charge will be taxed to Evergy Inc. in its consolidated tax returns. Evergy Inc. is the parent company of Evergy West.102

Conclusions of Law

W. IRS Revenue Procedure 2005-62 states in part:

SECTION 6. APPLICATION

.01 The utility will be treated as not recognizing gross income upon

(1) The receipt of a financing order that creates an intangible property right in the amount of the specified costs that may be recovered through securitization;

(2) The receipt of cash or other valuable consideration in exchange for the transfer of that property right to a financing entity that is wholly owned, directly or indirectly, by the utility; or

(3) The receipt of cash or other valuable consideration in exchange for securitized instruments issued by the financing entity that is wholly owned, directly or indirectly, by the utility.

.02 The securitized instruments described in Section 5.04 will be treated as obligations of the utility.

.03 The nonbypassable charges are gross income to the utility recognized under the utility’s usual method of accounting.

X. Section 393.1700.2(3)(c)k, RSMo. requires that this order provide for a reconciliation process that would require Evergy West to account for any potential tax benefits that may lower its actual securitized utility tariff costs associated with Winter Storm Uri through a future rate case.

101	Hardesty Surrebuttal, Ex. 5, Page 4, Lines 7-11.
102	Transcript, Pages 335-336.

Decision

Public Counsel asks the Commission to reduce the securitized amount for tax deductions it says Evergy West will get for Winter Storm Uri costs, and also for a tax deduction on the carrying costs for Winter Storm Uri. Pursuant to IRS Revenue Procedure 2005-62, Evergy West does not have to recognize money received from the SPE pursuant to the financing order and the transfer of the deferred tax liability for costs expended due to Winter Storm Uri for income tax purposes. However, that does not mean that the revenues collected that typically offset the tax deduction related to fuel and purchased power costs (Winter Storm Uri costs) will not be recognized in future Evergy West rate cases. All revenues collected from Evergy West customers as part of the SUTC will be taxed in the tax periods received or recognized. Those amounts will be accounted for in Evergy Inc.’s consolidated tax returns. The deferred tax liability booked, associated with the Winter Storm Uri costs that resulted in a tax deduction in 2021 will be reduced as a debit to Evergy West’s rate base over the life of the securitization bonds corresponding to the income tax periods in which the revenues are recognized.

Additionally, the Securitization Law, at Section 393.1700.2(3)(c)k, RSMo., requires that this Financing Order provide for a reconciliation process to account for any potential tax benefits in a future rate case. Therefore, there is no need to disallow an uncertain tax amount now, when more information regarding what, if any, tax benefits Evergy West receives will be available and will be reconciled in a future rate case. Accordingly, the Commission will not reduce the securitized amount for tax deductions related to Winter Storm Uri costs, or carrying costs.

K) What are the appropriate carrying costs for Winter Storm Uri?

Findings of Fact

75. Evergy West incurred Winter Storm Uri costs in February, 2021, but has not yet recovered those costs from its customers. The Securitization Law allows Evergy West to securitize and recover carrying costs. Evergy West seeks carrying costs on the entire amount of qualified extraordinary costs through the proposed issuance date of the securitization bonds of January 2023.103 Evergy West contends those carrying costs should be calculated using Evergy West’s assumed WACC of 7.358 percent, plus taxes.104 The WACC plus applicable taxes Evergy West used in this proceeding is 8.9 percent.105 Evergy West assumes this WACC from the stipulation and agreement in Evergy West’s last general rate case, File No. ER-2018-0146, but that stipulation was silent as to specific components that determine the WACC.106

76. Evergy West has been carrying Winter Storm Uri costs using short-term debt.107

77. Public Counsel proposes using Evergy West’s average cost of short-term debt for carrying costs, compounded monthly.108

103	Klote Direct, Ex. 11, Page 7, Lines 15-16.
104	Klote Direct, Ex. 11, Page 10, Lines 4-5.
105	Klote Direct, Ex. 11, Page 14, Lines 7-9.
106	Murray Rebuttal, Ex. 203, Page 3, Lines 6-16.
107	Transcript, Page 495, Lines 13-19
108	Murray Rebuttal, Ex. 203, Page 2, Lines 6-8.

78. Short-term debt balances fluctuate and are heavily influenced by factors including operations, working capital needs, market conditions and special circumstances like Winter Storm Uri. Short-term debt is used as bridge financing by Evergy West until it can close on long-term debt financing. 109

79. Staff agrees that Evergy West should be allowed to recover carrying costs for Winter Storm Uri, but contends those carrying costs should be calculated using Evergy West’s long-term debt rate of 5.06 percent from File No. ER-2018-0146.110

80. In Evergy West’s current rate case, File No. ER-2022-0130, Evergy West estimated its embedded cost of long-term debt at 3.787 percent, as of May 31, 2022.111 However, as of the issuance of this financing order, the Commission has not issued its report and order in that rate case.

81. Applying Evergy West’s long-term debt rate shares the cost of extraordinary events between ratepayers and shareholders. Whereas applying Evergy’s WACC insulates Evergy West from risk from an unanticipated event like Winter Storm Uri, and places more risk on ratepayers.112

82. Public Counsel contends that carrying costs should not be recovered at Evergy West’s long-term cost of debt because Evergy West anticipates carrying Winter Storm Uri extraordinary costs for less than two years.113 Public Counsel also asserts that Evergy West’s long term debt rate is inappropriate because it is premised on Evergy West’s cost of long-term debt from June 30, 2018.114

109	Reed Surrebuttal, Ex. 18, Page 28-29, Lines 19-23, 1-5.
110	Bolin Rebuttal, Ex. 100, Page 4, Lines 3-6.
111	Murray Surrebuttal, Ex. 204, Page 3, Lines 16-18.
112	Bolin Rebuttal, Ex. 100, Page 7, Lines 8-11.
113	Murray Rebuttal, Ex. 203, Page 5, Lines 6-14.
114	Murray Surrebuttal, Ex. 204, Page 2, Lines 18-19.

83. For accounting purposes, an obligation longer than 364 days is typically considered long-term.115 Using Evergy West’s long-term debt rate to determine carrying costs is more appropriate than using Evergy West’s short-term debt rate, because more than a year has elapsed since Winter Storm Uri.116 Evergy West has been carrying the Winter Storm Uri costs on its books since February 2021.

84. Evergy West’s Commission-approved long-term debt rate is more appropriate to use than the WACC because this securitization addresses fuel and purchased power costs, not capital costs normally included in rate base, such as plant.117

85. The amount of carrying costs calculated by Staff’s financial expert, Mark Davis, using Evergy West’s long-term debt rate of 5.06 percent multiplies what it describes as the amount of normal deferral by the interim carrying cost divided by 12 for each month since February 2021.118

Conclusions of Law

Y. Section 393.1700.1(13), which defines “qualified extraordinary costs” for purposes of the securitization statute, specifically states that such costs include carrying charges. The statute does not further define carrying charges, nor clarify how they are to be calculated.

115	Murray Rebuttal, Ex. 203, Page 9, Lines 3-5.
116	Bolin Rebuttal, Ex. 100, Page 11, Lines 3-5.
117	Bolin Rebuttal, Ex. 100, Page 7, Lines 6-8. Staff is discussing what its recommended carrying cost recovery rate would be for an AAO, but the same reasoning applies to securitization.
118	Davis Confidential Workpapers, Ex. 107C, Ducera 15 Yr Sec and Ducera 20 Yr Sec tabs.

Decision

The Commission believes that Staff’s proposal and method to calculate carrying costs for Winter Storm Uri related costs at Evergy West’s long-term debt rate of 5.06 percent is most appropriate because the costs to be securitized are not capital costs. Further, the use of the long-term debt rate shares the risks of extraordinary events between Evergy West and its ratepayers. Public Counsel’s proposal to use short-term debt rates for the purposes of calculating carrying costs is inappropriate as the term to which the short-term debt rate, compounded monthly, would be applied is a period greater than 364 days and closer to two years.

L) What is the appropriate adjustment to the amount of Winter Storm Uri costs to be recovered through securitized bonds, if any, regarding Evergy West’s administration of the Special Incremental Load (SIL) tariff?

Findings of Fact

86. Staff proposes disallowing $1,231,553,119 prior to applying any jurisdictional allocation, from the securitization amount related to the implementation of the SIL tariff.

87. The Commission approved Evergy West’s SIL tariff in File No. EO-2019-0244.120 The purpose of the SIL tariff is to provide customers who smelt aluminum and primary metals, produce or fabricate steel, or operate a facility in excess of a monthly demand of 50 megawatts, with a rate not based on Evergy West’s cost of service, but that is designed to recover no less than the incremental costs of serving the new load.121

119	Transcript, Page 303, Line 3, corrected amount.
120	Luebbert Rebuttal, Ex. 105, Page 2, Footnote 1.
121	Luebbert Rebuttal, Ex. 105, Pages 5-6, Lines 21-23, 1-8.

88. Nucor is engaged in the manufacture of steel and steel products. It constructed a “micro mill” in Sedalia, Missouri, which utilizes an electric arc furnace to recycle scrap steel into steel rebar.122

89. Nucor receives electric service from Evergy West through the SIL Rate Contract and Schedule SIL-1, which contains rates specific to Nucor’s service.123

90. As part of the Non-Unanimous Stipulation and Agreement in File No. EO-2019-0244, (Nucor Stipulation) Evergy West agreed to identify and isolate costs attributable to providing service to Nucor. Evergy West also agreed to modify its FAC accounting to ensure Nucor related costs are not included in the FAC customer charge.124 Evergy West did not identify Customer Event Balancing events, quantify the cost impacts of the events, or remove those costs from its securitization request.125

91. Evergy West did not determine or estimate the next-day Nucor hourly load from which cost impacts on non-Nucor ratepayers could be determined. As a result of not quantifying those events additional costs were included in Evergy West’s securitization request, which it agreed to remove prior to non-Nucor ratepayer recovery.126

92. Staff contends that Evergy West’s imprudent implementation of the Schedule SIL tariff in combination with the Nucor Stipulation resulted in additional costs to non-Nucor ratepayers through Evergy West’s FAC that were subsequently included in Evergy West’s securitization request.

122	Luebbert Rebuttal, Ex. 105, Page 5, Lines 14-18.
123	Luebbert Rebuttal, Ex. 105, Page 5, Lines 20-21.
124	Luebbert Rebuttal, Ex. 105, Schedule JL-r2, Non-Unanimous Stipulation and Agreement, EO-2019-0244, Pages 3-4.
125	Luebbert Rebuttal, Ex. 105, Page 4, Lines 3-7.
126	Luebbert Rebuttal, Ex. 105, Page 4, Lines 7-12.

93. Staff raised the concerns related to treatment of the incremental costs to serve Nucor on May 12, 2022 in a Staff filed complaint in File No. EC-2022-0315.127

94. An exact quantification of an amount necessary to insulate non-Nucor ratepayers is problematic, because Evergy West has not retained the data necessary to determine the hours in which payments were due.128

95. Pursuant to the Nucor Stipulation, Evergy West agreed to hold non-Nucor customers harmless from any deficit in revenues caused by customers served under the SIL tariff.129

96. Evergy West contends that no costs have been purposely or inadvertently passed to other customers.130

97. Nucor has a highly variable load factor and its variations can undermine advance load planning, including hour to hour planning.131 Staff used a range of static value to represent the Nucor load, which is not based on Nucor operations.132

98. Evergy West’s day-ahead commitments included provisions for Nucor based on Nucor’s previous years load. A portion of Evergy West’s load forecast includes the Nucor load, and Evergy West can conservatively estimate that Nucor’s load from 365 days prior to the operating day is included in the Evergy West load forecast, adjusted for Nucor starting operations in March 2020.133

127	Luebbert Rebuttal, Ex. 105, Page 14, Lines 12-15
128	Luebbert Rebuttal, Ex. 105, Page 3, Lines 13-16.
129	Luebbert Rebuttal, Ex. 105, Page 6, Lines 12-13.
130	Lutz Surrebuttal, Ex. 16, Page 16, Lines 1-3.
131	Lutz Surrebuttal, Ex. 16, Page 12, Lines 1-15.
132	Carlson Surrebuttal, Ex. 2, Page 3, Lines 12-17.
133	Carlson Surrebuttal, Ex. 2, Page 5, Lines 1-12.

99. At the time of development of the SIL tariff and the stipulation, Evergy West was unaware of the difficulty in obtaining Nucor load projections appropriate for daily forecasting.134

100. Evergy West’s analysis concludes that Nucor’s load did not negatively impact non-Nucor ratepayers. It was more beneficial to purchase all of Nucor’s load in the real time market, as opposed to the day ahead market in February 2021.135

Conclusions of Law

Z. Section 393.1700.1 (19), RSMo, defines a special contract as an electrical service provided under the terms of a special incremental load rate schedule at a fixed price rate approved by the commission.

AA. Section 393.1700.1 (16), RSMo, excludes from the definition of SUTC customers receiving electrical service under special contracts as of August 28, 2021, who are not subject to the securitized utility tariff charge.

Decision

Staff asks the Commission to reduce the qualified extraordinary costs by approximately $1.2 million for Evergy West’s imprudent implementation of the SIL tariff.

Evergy West asserts that an adjustment to the amount of qualified extraordinary cost for Winter Storm Uri is not warranted because the revenue received from Nucor under the SIL tariff is sufficient to cover its cost of service, and because it was served in the real-time SPP market during Winter Storm Uri. Evergy West also states that Staff’s method of calculating the Nucor impact is flawed. Evergy West also asserts that it has already agreed to keep certain records, identify costs, and other items as part of the August 30, 2022, Stipulation and Agreement in File No. ER-2022-0130, which occurred after the evidentiary hearing in this case. Thus, Evergy West argues, there is no support for the Commission to require those conditions in this case.

134	Lutz Surrebuttal, Ex. 16, Pages 12-13, Lines 4-15, 1-8.
135	Carlson Surrebuttal, Ex. 2, Page 6, Lines 8-16.

Staff argues that Evergy West failed to determine or estimate the next day Nucor hourly load for comparison to actual Nucor load to determine ratepayer impacts. Yet, Staff states that there are difficulties in quantifying the impact to non-Nucor customer of serving Nucor’s load in February 2021, largely due to a lack of data retention by Evergy West. Staff has filed a complaint against Evergy West in File No. EC-2022-0315 for the purpose of addressing any potential violations of the Nucor Stipulation.

Nucor is currently the only customer of its kind that Evergy West serves under the SIL tariff. It appears that Evergy West may have underestimated what would be involved with tracking the Nucor load. At this time there is insufficient evidence for the Commission to determine that non-Nucor customers were harmed. There is also insufficient evidence to quantify any potential harm.

Pursuant to the Nucor Stipulation, Evergy West has agreed to hold non-Nucor customers harmless from any deficit in revenues caused by serving the Nucor load. The Commission is unable to determine at this time whether Evergy West’s implementation of the SIL tariff was imprudent, and this is not the proper proceeding to determine if Evergy West has violated the Nucor Stipulation. It is appropriate that any determination regarding the Nucor Stipulation be addressed in the complaint proceeding. The hold harmless provision of the Nucor Stipulation will prevent ratepayers from being harmed from any Winter Storm Uri costs from service to Nucor being improperly applied to non-Nucor customers. Therefore, the Commission will not reduce the qualified extraordinary cost amount for Evergy West’s administration of the SIL tariff.

M) What is the appropriate discount rate or rates to use to calculate the net present value of Winter Storm Uri costs that would be recovered through customary ratemaking?

Findings of Fact

101. The Securitization Law requires an analysis of the net present value (NPV) of benefits to customers with and without securitization.136 The Securitization Law does not define NPV.137

102. The discount rate for a NPV analysis is the rate used to discount estimated future cash flows to the present. The determination of a reasonable discount rate is defined by the risk of the cash flows, the interval of the cash flows, and the term of the cash flows. The appropriate discount rate should be commensurate with the risk and term of the investment.138

103. Evergy West analyzed the NPV benefit to customers by comparing securitization to the recovery methods of Evergy West’s FAC and deferral under Section 393.1400, RSMo, plant-in-service accounting, and deferral to a regulatory asset through an AAO.139

104. Evergy West used its WACC of 8.9 percent for the discount rate in determining the NPV benefit to customers for securitization when compared to customary ratemaking.140 Evergy West contends that this is the correct rate because it committed capital to funding the deferred fuel cost collections that are the subject of this securitization, and that warrants a reasonable return until such time as that capital is paid off by the proceeds from securitization.141

136	Section 393.1700.2(3)(c)b RSMo.
137	Murray Rebuttal, Ex. 203, Page 11, Lines 19-20.
138	Murray Rebuttal, Ex. 203, Page 12, Lines 6-13.
139	Klote Surrebuttal, Ex. 12, Page 3, Lines 7-19.
140	Klote Surrebuttal, Ex. 12, Page 15, Lines 1-6, and Confidential Schedule RAK-8.

105. Evergy West analyzed NPV outcomes for Securitization, the FAC, and a 15-year amortization, using the same 8.9 percent discount rate.142

106. Staff’s expert financial witness, Mark Davis’ analysis compares a discount rate range of 5.06 percent and 8.9 percent for customary ratemaking. Staff analyzed NPV outcomes for securitization, the FAC, and deferral through an AAO, using the same discount rate range of 5.06 percent to 8.9 percent.143 107. Public Counsel’s analysis used a different discount rate for securitization than it applied to customary methods of ratemaking to yield its NPV calculations.144 This is different than how both Staff and Evergy’s financial experts analyzed NPV for securitization when compared to customary ratemaking.

108. Use of Evergy West’s short-term debt rate is inappropriate because the amount of time Evergy’s capital will be deployed exceeds one year.145

Conclusions of Law

BB. Section 393. 1700.2(3)(c)b requires that this financing order make a finding that the proposed securitization is expected to “provide quantifiable net present value benefits to customers” as compared to recovery of those costs without the issuance of the securitized bonds. In order to make that comparison, the Commission must determine the appropriate discount rate to be used in the calculations of the amounts that would be recovered without securitization.

141	Reed Surrebuttal, Ex. 18, Page 7, Lines 14-26.
142	Klote Surrebuttal, Ex. 12, Confidential Schedule RAK-8.
143	Davis Rebuttal, Ex.106, Page 6 Line 20 through Page 7, Line 5; and Confidential workpapers of expert witness Davis, Ex. 107C.
144	Murray Rebuttal, Ex. 203, Page 13, Lines 3-21.
145	Reed Surrebuttal, Ex. 18, Page 7, Lines 22-24.

CC. Section 393. 1700.2(2)(e), RSMo, requires Evergy West to provide a comparison between the NPV of the cost to customers that is estimated to result from the issuance of securitized utility tariff bonds and the costs that would result from the application of the customary method of financing; and reflecting the qualified extraordinary costs in retail customer rates. The comparison must show that securitization would provide a quantifiable NPV benefit to customers.

Decision

This issue simply asks what discount rate should be plugged into a formula to determine whether securitization would be a quantifiable NPV benefit to Evergy West’s customers. It does not have a direct impact on the amount that Evergy West should be allowed to recover through securitization. The Commission determines the appropriate discount rate to use in calculating the NPV of Winter Storm Uri costs that would be recovered through customary ratemaking is to use Evergy West’s long-term debt rate of 5.06 percent.

2) What are the estimated up-front and ongoing financing costs associated with securitizing qualified extraordinary costs associated with Winter Storm Uri?

A) What is the appropriate return on investment and treatment of earnings in the capital subaccount?

B) Is the issuance of multiple series appropriate?

The Commission will address this issue and sub-issues together.

Findings of Fact

109. Up-front and ongoing financing costs of securitization are comprised of a mix of costs that are fixed and less dependent on the size of the transaction, and costs that are variable and tied to the size, length, and execution complexity of the transaction.146

110. The up-front financing costs consist of items such as underwriter fees, legal fees, and rating agency fees. The Commission advisor’s costs, including Staff’s advisors, would also go into the issuance.147

111. The ongoing financing costs are amounts that would be collected every period through the SUTC and would include items such as the servicer cost, administrative fees, accounting fees, and ongoing rating agency fees.148

112. Evergy West estimates that the up-front financing cost associated with securitizing the Winter Storm Uri costs is $6.6 million ($6,639,758)149, Evergy West includes $300,000 for Commission advisors.150 Evergy West estimated the ongoing financing costs to be approximately $560,000 per year. 151

146	Davis Rebuttal, Ex 106, Page 6, Lines 3-6.
147	Transcript, Page 483, Lines 17-22. A more complete list of up-front costs is included in confidential Schedule JOH-1 attached to Humphrey’s Direct Testimony, Ex. 6.
148	Transcript, Pages 483-484, Lines 23-25, 1-3. A more complete list of ongoing costs is included in confidential Schedule JOH-1 attached to Humphrey’s Direct Testimony, Ex. 6.
149	Klote Surrebuttal, Ex. 12, Page 14, Table 1.
150	Transcript, Page 106, Lines 8-11.
151	Humphrey Direct, Ex. 6, Page 11, Lines 11-17.

113. Staff estimates up-front financing costs to be $6,025,325 plus the Commission’s advisor costs.152 Staff recommends a lower amount of up-front financing than Evergy West due to reallocation of some costs from fixed costs to variable costs and due to an assumption of a lower securitized amount.153 Evergy West’s witness Jason Humphrey examined Staff’s workpapers, and is of the opinion that the reduced up-front financing amount may be related to a reduction in Staff’s overall securitized amount.154

114. Staff estimates the ongoing financing costs to be $508,905 per year. Similar to the estimated up-front financing costs calculation, Staff reallocated some costs from Evergy’s estimated ongoing financing costs from fixed costs to variable costs to more appropriately calculate the costs.155

115. The issuance advice letter will indicate the pricing, terms, and conditions of the bonds, as well as provide actual amounts for the total up-front financing costs and the best available estimate of total ongoing financing costs.156

116. It is customary to include up-front financing costs in the principal amount of securitized utility tariff bonds.157

117. IRS rules require Evergy West to contribute an amount equal to 0.5 percent of the initial aggregate principal amount of the Securitization Bonds to the SPE in the form of a capital contribution that the SPE maintains in a capital account.158

118. Evergy West asserts that it is entitled to a return on the capital contribution at its authorized WACC, 8.9 percent.159

152

Bolin Surrebuttal, Ex. 101, Page 6, Table 1; Exhibit 107C, Davis confidential workpapers, Sheet MD3 Bond Financing Costs; Staff’s Proposed Financing Order, Appendix C – Estimated Up-Front Financing Costs Table; and Staff’s initial brief (public version) Page 16

153	Exhibit 107, Davis confidential workpapers, Sheet MD3 Bond Financing Costs
154	Humphrey Surrebuttal, Ex. 7, Page 5, Lines 14-23.
155	Exhibit 107, Davis confidential workpapers, Sheet MD3 Bond Financing Costs
156	Lunde Direct, Ex. 13, Page 40, Lines 16-18.
157	Davis Rebuttal, Ex. 106, Page 7, Lines 17-19.
158	Klote Direct, Ex. 11, Page 22, Lines 7-11.
159	Klote Direct, Ex. 11, Page 22, Lines 11-14.

119. Staff takes issue with allowing Evergy West to earn a return on investment and earnings in the capital subaccount at 8.9 percent because Evergy West’s most recently Commission determined WACC is derived from Evergy West’s 2018 rate case, File No. ER-2018-0146. Staff proposes that the Commission use a WACC of 6.77 percent approved as part of ER-2019-0374 for The Empire District Electric Company d/b/a Liberty, as a proxy.160

120. It is uncommon for securitization bonds to be issued in multiple series.161

121. Evergy contends that multiple series are not expected, but that the financing order should permit the issuance of multiple series to address any future market disruptions.162

122. Issuance of securitization bonds in multiple series would likely result in an increased cost of issuance.163

Conclusions of Law

DD. Section 393. 1700.2(3)(c)a, RSMo, requires the Commission to include in a financing order a description and estimate of the amount of financing costs that may be recovered through securitized utility tariff charges.

EE. Section 393.1700.2(3)(c)l. RSMo, requires the Commission to include in a financing order:

A procedure that shall allow the electrical corporation to earn a return, at the cost of capital authorized from time to time by the commission in the electrical corporation’s rate proceedings, on any moneys advanced by the electrical corporation to fund reserves, if any, or capital accounts established under the terms of any indenture, ancillary agreement, or other financing documents pertaining to the securitized utility tariff bonds.

160	This argument was proposed in Staff’s initial brief, but there is no testimony or record evidence supporting Staff’s position.
161	Transcript, Page 441, Lines 21-22.
162	Transcript, Page 127, Lines 1-17.
163	Transcript, Page 441-446.

FF. Section 393. 1700.2(3)(c)e RSMo, requires the Commission to include in a financing order:

A formula-based true-up mechanism for making, at least annually, expeditious periodic adjustments in the securitized utility tariff charges that customers are required to pay pursuant to the financing order and for making any adjustments that are necessary to correct for any overcollection or undercollection of the charges or to otherwise ensure the timely payment of securitized utility tariff bonds and financing costs and other required amounts and charges payable under the securitized utility tariff bonds.

GG. A list of items meeting the definition of “financing costs” is found at Section 393. 1700.1(8), RSMo.

HH. Section 393. 1700.1(16), RSMo includes “financing costs” as items that may be included in a “securitized utility tariff charge.” Subsection 393. 1700.1(8)(f) authorizes the Commission to employ financial advisors and legal counsel to assist it in processing a financing application and to include the associated costs as financing costs.

Decision

The Securitization Law requires only an estimate of financing costs. The final financing costs will not be known until the securitization bonds are issued. Evergy West’s estimate of $6.6 million for the up-front financing costs only includes $300,000 for the Commission Staff advisors, which is insufficient to cover those costs. Staff includes no discernible amount for Commission Staff advisors, as Staff states those amounts would be borne by Evergy West regardless of whether securitization was granted. Staff estimates $6 million plus the cost for the Commission’s advisors as its up-front financing costs without a specific amount for the Commission’s advisors. The Commission finds that Staff’s methodology for determining the estimated up-front financing costs and the estimated ongoing financing costs is more appropriate. Therefore, the Commission finds the appropriate estimate of up-front financing cost of approximately $6 million plus the cost of the Commission’s advisors reflects an estimate of all of the costs that could be incurred. The Commission will use approximately $508,905 per year in estimated ongoing financing costs. As stated above, these amounts will be finally known at the issuance of the securitization bonds.

The Commission finds that Evergy West’s WACC of 8.9 percent to be the only viable option the parties presented that meets the securitization statutory requirements for an appropriate return on investment and treatment of earnings in the capital subaccount.

Due to the potentiality of multiple series resulting in additional costs, the Commission finds that the issuance of multiple series is not appropriate. The Commission will authorize the issuance of one series of securitized utility tariff bonds.

3) Would issuance of securitized utility tariff bonds and imposition of securitized utility tariff charges provide quantifiable net present value benefits to customers as compared to recovery of the securitized utility tariff costs that would be incurred absent the issuance of bonds?

Findings of Fact

123. In its direct testimony, filed along with its application, Evergy calculated a NPV benefit to customers ranging between $64.5 million and $121.3 million from securitizing qualified extraordinary costs.164

164	Klote Direct, Ex. 11, Page 14, Lines 10-20; Schedule RAK-4

124. At a securitization term of 15 years and a discount rate range of 8.9 percent and 5.06 percent, the implied NPV benefit of securitization would range from approximately $55 million to $67 million when compared to the FAC; and approximately $8 to $19 million when compared to deferral through an AAO.165

125. At a securitization term of 15 years and a discount rate of 5.06 percent, the implied NPV benefit of securitization would provide a net present value benefit when compared to customary recovery through Evergy West’s FAC.166

Conclusions of Law

II. Section 393.1700.2(3)(c)b requires that this Financing Order include:

A finding that the proposed issuance of securitized utility tariff bonds and the imposition and collection of a securitized utility tariff charge are just and reasonable and in the public interest and are expected to provide quantifiable net present value benefits to customers as compared to recovery of the components of securitized utility tariff costs that would have been incurred absent the issuance of securitized utility tariff bonds. …

The Securitization Law does not require this Financing Order to include a quantification of the amount of savings. Rather, it simply requires a finding that there will be expected savings.

Decision

Based on the calculations prepared by Evergy West and Staff, the Commission finds that the proposed issuance of securitized utility tariff bonds are expected to provide quantifiable net present value benefits to customers as compared to the recovery of the components of securitized utility tariff costs that would have been incurred absent the issuance of securitized utility tariff bonds. This conclusion remains true despite the Commission’s decisions to use inputs that differ from those proposed by the parties, as demonstrated in the multiple scenarios described by Staff.

165	Davis Rebuttal, Ex. 106, Pages 6-7, Lines 22-26, 1-4; Ex. 107, Davis confidential work papers, Worksheet MD_1
166	Ex. 107, Davis confidential work papers, Worksheet MD_1

A) What is the appropriate discount rate to use to calculate net present value of securitized utility tariff costs that would be recovered for Winter Storm Uri through securitization?

Findings of Fact

126. A principle of discounting future cash flows is to use a discount rate consistent with the risk of those cash flows. The certainty of payments under securitization necessitates a lower discount rate than under other ratemaking scenarios.167

127. Evergy West proposes using its WACC for reasons addressed in the findings of fact for issue 1, sub-issue M.

128. Evergy West contends that the only appropriate discount rate to use is the same rate that it used to build the cost streams in each of the net present value scenarios (FAC and AAO). Evergy West used its WACC of 8.9 percent because that is the cost of capital that is used in setting its rates.168

129. Additional discount rates have been analyzed in other instances, other than just a utility’s WACC. Some of those discount rates include the cost of securitization, a utility’s cost of debt, and the cost of consumer borrowing. There is no single discount rate that applies uniformly to all customers. 169

130. Staff’s expert financial witness, Mark Davis, evaluated a range of discount rates to evaluate the net present value to customers, including Evergy West’s long-term cost of debt rate of 5.06 percent to Evergy West’s WACC of 8.9 percent.170

Conclusions of Law

There are no additional conclusions of law for this issue.

167	Murray Rebuttal, Ex. 203, Page 14, Lines 11-13.
168	Reed Surrebuttal, Ex. 18, Pages 29-30, Lines 23-24, 1-8.
169	Davis Rebuttal, Ex. 106, Pages 4-5, Lines 20-22, 1-6.
170	Ex. 107C, confidential workpapers of Mark Davis.

Decision

A discount rate of 5.06 percent is commensurate with the risk involved in securitization, which is quite low. Evergy West’s 8.9 percent is not appropriate because these costs are operational. The Commission finds that the 5.06 percent long-term debt rate is an appropriate discount rate.

B) What is the appropriate term and coupon rate for securitization of qualified extraordinary costs related to Winter Storm Uri?

Findings of fact

131. Evergy West proposes that the bonds be issued with a term of 15 years and a legal maturity date of 17 years. The legal maturity date exists to provide rating agencies and investors comfort that there would not be default if there is under collection of the principal amount of the bonds, and provides additional time to pay off the bonds in such an event.171

132. If the Commission authorized recovery of Winter Storm Uri costs through an AAO, Staff would recommend an amortization period of at least 15 years due to the magnitude of the costs.172

133. Evergy West’s direct filing assumed the weighted average coupon rate of securitization estimated to be 3.427 percent. Evergy West revised its coupon rate in surrebuttal based upon recent significant increases in rates. Evergy West’s updated weighted average coupon rate is 4.5 percent.173

171	Transcript, Pages 446-447, Lines 20-25, 1-21,
172	Bolin Rebuttal, Ex. 100, Pages 6-7, Lines 16-23, 1-2.
173	Lunde Surrebuttal, Ex. 14, Page 2, Lines 7-20, Based on updated cashflows from July 8, 2022.

134. The Federal Reserve recently increased interest rates by 75 basis points and has indicated that there could be more increases this year. Evergy West’s expert witness ran a break-even analysis which demonstrated that even with a 4.5 percent coupon rate there was still another couple of percentage points of rate increase where securitization showed a better net present value to customers. Evergy West’s analysis showed that securitization up to very high coupon rates was still the best method of recovery.174

135. Evergy West’s analysis showed a maximum break-even interest rate for securitization of 9.72 percent compared to an AAO and 6.986 percent compared to Evergy West’s FAC based on an 8.9 percent discount rate and 8.9 percent weighted average coupon rate for the AAO and FAC NPV calculations.175

136. The break-even interest rate calculated in Evergy West’s surrebuttal would be lower if a 5.06 interest rate was use for both the carrying costs and discount rate.176

137. Staff’s net present value benefit analysis was based on updated estimated coupon rates of 4.5 percent and 5.0 percent.177

138. The precise terms and conditions of the proposed securitization, such as interest rates, will not be known until just prior to the sale.178

139. Considering the actual demand for the securitization bonds on the day of pricing, the underwriter will agree to purchase the securitization bonds at defined prices and coupon rates.179

174	Transcript, Pages 104-105, Lines 12-25, 1-19.
175	Transcript, Page 456, Lines 7-13.
176	Transcript, Page 456, Lines 17-25.
177	Davis Rebuttal, Ex. 106, Page 6 Line 23.
178	Lunde Direct, Ex. 13, Page 16, Lines14-15; and Page 23, Line 19 to Page 20, Line 2.
179	Lunde Direct, Ex. 13, Page 30, Lines 15-20.

Conclusions of Law

JJ. Section 393. 1700.2(3)(c)c. RSMo requires the Commission find that the proposed structuring and pricing of the securitization bonds are reasonably expected to result in the lowest securitized utility tariff charges consistent with market conditions at the time the securitization bonds are priced and the terms of the financing order.

Decision

Evergy West’s direct filing assumed a weighted average coupon rate of 3.427 percent, but the Federal Reserve has raised rates twice since that direct filing, affecting bond rates. Staff revaluated the net present value benefits calculation using a coupon rate range of 4.5 percent to 5.0 percent, reflecting movements in the benchmark treasury rate informing bond pricing. The coupon rate will ultimately be updated prior to the submission of the issuance advice letter because it is based on the investors’ required return to purchase the securitization bonds. Therefore, the Commission will direct Evergy West to update the net present value benefit calculation, as part of their issuance advice letter, to demonstrate savings of the final bond condition as part of the issuance advice letter.

Evergy West has proposed a 15-year bond term with a final legal maturity date of 17 years. No party has opposed a 15-year term for the bonds. The Commission finds that a 15-year term with a final legal maturity date of 17 years is reasonable, and approves that term for the securitization bonds.

4) How should securitized utility tariff charges be allocated?

Findings of Fact

140. The SUTC is applicable to all existing or future retail customers receiving electrical service from the electrical corporation or its successors or assignees under commission-approved rate schedules, except for customers receiving electrical service under special contracts as of August 28, 2021.180

141. Evergy West’s FAC recovers costs from customers based upon energy consumption adjusted for loss (loss-adjusted energy sales).181

142. Evergy West originally proposed allocating the SUTC based upon the customer class revenue allocations adopted by the Commission in File No. ER-2018-0146. 182

143. Allocating the SUTC by customer class could produce unreasonable results in its own operation, and potentially contribute to rate switching. As a class grows that class’s customers will pay a lower SUTC. If a large customer changed rate schedules or ceased service that could result in fluctuations in customer bills within the subject classes.183

144. Winter Storm Uri costs consist primarily of fuel and purchased power costs that would typically be recovered through the FAC. Through the FAC, the net costs are recovered from customers on the basis of energy consumption, as adjusted for losses. Staff’s recommended approach would be for the SUTC to be recovered from all applicable customers on the basis of loss-adjustment energy sales.184

180	Lange Rebuttal, Ex. 104, Page 6, Lines 1-5.
181	Lange Rebuttal, Ex. 104, Page 20, Lines 1-8.
182	Lutz Direct, Ex. 15, Page 8 Line 15 to Page 9 Line 2; and Page 9, Figure 1
183	Lange Rebuttal, Ex. 104, Page 14, Lines 2-6.

145. Staff’s loss-adjusted energy sales recovery eliminates the SUTC volatility associated with rate-switching, mitigates the SUTC volatility associated with customers leaving the system, mitigates the SUTC volatility associated with customer growth, and will smooth potential variation in the SUTC in place over time.185

146. Under Evergy’s class allocation methodology, new customers served in the newly-promulgated EV and MKT rate schedules, as well as existing CCN customers, would be billed $0.00/kWh; which is not consistent with the nonbypassability requirements of the Securitization Law.186

147. Under Staff’s recommended approach, new customers under the newly-promulgated EV and MKT rate schedules would be billed the same rate as other customers served at the same level of distribution services.187

148. Evergy West in its surrebuttal agreed with Staff that the SUTC should be allocated to Evergy West’s customers based upon loss-adjusted energy sales since it is consistent with the FAC.188

Conclusions of Law

KK. Section 393.1700.2(3))(c)h, RSMo requires this financing order to determine “how securitized utility tariff charges will be allocated among retail customer classes.”

184	Lange Rebuttal, Ex. 104, Page 20 Lines 6-13
185	Lange Rebuttal, Ex. 104, Page 15, lines 6-11.
186	Lange Rebuttal, Ex. 104, Page 20 Line 20 to Page 21 Line 3.
187	Lange Rebuttal, Ex. 104, Page 20 Lines 14-19
188	Lutz Surrebuttal, Ex. 16, Page 3, Lines 1-19

LL. The Commission has much discretion in determining the theory or method it uses in determining rates189 and can make pragmatic adjustments called for by particular circumstances.190

MM. Cost-allocation is a discretionary determination frequently delegated to an expert administrative agency such as the Commission. In that regard, the Missouri Court of Appeals quoted approvingly the United States Supreme Court as saying “[a]llocation of costs is not a matter for the slide-rule. It involves judgment on a myriad of fact. It has no claim to an exact science.”191

NN. The definition of “securitized utility tariff charge” found at Section 393.1700.1(16) indicates that such charge is nonbypassable.

Decision

Both MECG and Velvet advocated strongly for allocation by customer class, as contained in Evergy West’s direct filing. MECG argues that the appropriate allocation method is the one adopted by the Commission in Evergy West’s 2018 rate case, File No. ER-2018-0146. MECG also asserts that allocation method is consistent with the Securitization Law, and more closely aligns Winter Storm Uri costs by cost causation.

189	State ex rel. Public Counsel v. Public Service Com’n, 274 S.W.3d 569, 586 (Mo. App. 2009).
190	State ex rel. U.S. Water/Lexington v. Missouri Public Service Com’n 795 S.W.2d 593, 597 (Mo. App. 1990)
191

Spire Missouri, Inc. v. Missouri Public Service Com’n 607 S.W.3d 759, 771 (Mo. App. 2020), quoting National Ass’n of Greeting Card Publishers v. U.S. Postal Service, 462 U.S. 810, 103 S.Ct 2727, 77 L.Ed. 2d 195 (1983). That decision was quoting an earlier United State Supreme Court decision, Colorado Interstate Gas Co. v. Federal Power Commission, 324 U.S. 581, 589, 65 S.Ct. 829, 833, 89 L.Ed. 1206 (1945).

Both MECG and Velvet argue that allocation on an energy-based charge places recovery of Winter Storm Uri costs disproportionally on Evergy West’s largest customers. However, loss-adjusted allocations not only mirrors how cost recovery occurs under Evergy West’s FAC, but it also solves many of the problems involving recovery through securitization and conventional allocation by customer class. Allocations by class will change from one general rate case to another, but recovery through securitization is both nonbypassable and occurs over a 15-year time frame. Electrical companies have to file a general rate case to continue their FAC. Evergy West is required to come to the Commission for a rate case every four years if it wishes to continue its FAC.192 There will most likely be several Evergy West rate cases prior to complete recovery of Winter Storm Uri costs through securitization, and it is highly likely that there will be some changes to Evergy West’s class cost allocations over 15 years. Allocation by loss-adjusted energy sales ensures that even if class cost allocations change in a rate case it will not shift ratepayer’s responsibility for recovery of Winter Storm Uri costs from one customer to another, or encourage customers to migrate to another rate schedule.

The proposal to allocate costs on the basis of loss-adjusted energy sales is appropriate, and that allocation methodology will be implemented.

5) What, if any, additions or changes should be made to the Storm Securitized Utility Tariff Rider proposed by Evergy West?

Findings of Fact

149. Evergy West submitted an exemplar Securitized Utility Tariff Rider as part of its direct filing. Evergy’s exemplar tariff referenced the Financing Order for details on the SUTC and included a table of the monthly billing rate for each rate class.193

192	P.S.C. MO. No. 1, Original Sheet No. 127.13.
193	Lutz Direct, Ex. 15, Schedule BDL-1, Exemplar Securitized Utility Tariff Rider.

150. Staff witness, Lange, noted that Evergy West’s exemplar Securitized Utility Tariff Rider did not reasonably accommodate implementation of any financing order issued in this case.194

151. The exemplar tariff did not contain elements and other language that Staff thought should be included in a Securitized Utility Tariff Rider, such as a true-mechanism; nonbypassability of the SUTC for retail customers; how the SUTC should appear on customer’s bills; or an approach for allocation of late and partial payments. 195

152. It is best practice for applicable mechanisms from the financing order to be reflected in the tariff to mitigate the need to reference external sources when executing the tariff.196

153. Evergy submitted a revised tariff addressing some of Staff’s comments.197 Most of Staff’s issues were resolved in Evergy’s revised tariff.198

154. Staff witness Lange and Evergy West witness Lutz worked together to design a Securitized Utility Tariff Rider in support of the Non-Unanimous Stipulation and Agreement submitted in this case, which was included in a Specimen Exemplar Tariff. The first five pages of that exhibit contain the language that Staff deems necessary199 for a Securitized Utility Tariff Rider to contain.200

Conclusions of Law

There are no additional conclusions of law for this issue.

194	Lange Rebuttal, Ex. 104, Page 4, Lines 12-16.
195	Lange Rebuttal, Ex. 104, Pages 4-18 and Transcript V3 Pages 365-371
196	Lange Rebuttal, Ex. 104, Page 14, Lines 41-43.
197	Lutz Surrebuttal, Ex. 16, Schedule BDL-3
198	Transcript V3, Pages 369-371
199	Staff’s initial brief at page 21, and Staff’s reply brief at page 11. Evergy West Reply brief at page 33.
200

Ex. 108, Specimen Exemplar Tariff. Page six of the exemplar tariff contains the Securitized Revenue Requirement and Rate, but does not contain the input amounts approved by the Commission in this order.

Decision

Evergy West’s proposed exemplar Securitized Utility Tariff Rider, as submitted, did not contain the necessary elements to implement this financing order, and did not follow best practices so that it could be executed without referencing an external source such as this Financing Order. Exhibit 108, the Specimen Exemplar Tariff submitted by Staff, and developed by Staff witness Lange and Evergy West witness Lutz, addresses Staff’s issues concerning the tariff rider language, and has not been objected to by Evergy West or any other party.

The language in Exhibit 108, the Specimen Exemplar Tariff, is appropriate for the implementation of this financing order, independent of the calculations therein, which support the rejected Stipulation. The Commission finds that the changes included in that exhibit make the necessary changes to Evergy West’s exemplar tariff. The Commission will approve that tariff language in Exhibit 108 for use in the Securitized Utility Tariff Rider.

6) Regarding any designated staff representatives who may be advised by a financial advisor or advisors, what provision or procedures should the Commission order to implement the requirements of Section 393.1700.2(3)(h) RSMo?

7) What other conditions, if any, are appropriate and not inconsistent with Section 393.1700, RSMo, to be included in the financing order?

The Commission will address these two sub-issues together.

Findings of Fact

155. The Securitization Law authorizes the Commission, to designate in a financing order one or more Staff representatives and advisors to collaborate with the utility in the bond marketing process and to assist the Commission in evaluating the reasonableness of the pricing, terms and conditions of the securitized utility tariff bonds, and to ensure that securitization transactions provide quantifiable net present value benefits to a utility’s customers.201

156. Evergy West’s proposal for the Commission’s review is inadequate. Evergy West intends that the Commission only review the final amount as part of the issuance advice letter.202 The issuance advice letter is delivered to the Commission sometimes on the day of pricing but no later than the day following pricing.203 It would be troublesome if the designated Staff representative’s participation is limited to advising the Commission whether to approve or disapprove the issuance advice letter.204

157. Many details about the securitization bond’s costs are not known and will not be known until the bonds are ready to be issued. Commission Staff review of cost amounts prior to those costs being finalized is appropriate and provides a level of involvement that is beneficial to achieving the statutory net benefits objective.205

158. The Securitization Law does allow the Commission to reject the securitization by disapproving the issuance advice letter prior to noon on the fourth business day after the commission receives the issuance advice letter.206 However, if the Commission were to reject the issuance advice letter it would be catastrophic from a capital market perspective.207 Future attempts to implement a securitization could be negatively impacted.208 It is preferable that the Commission take whatever steps are

201	Davis Rebuttal, Ex. 106, Page 8, Lines 7-11.
202	Davis Rebuttal, Ex. 106, Page 8, Lines 14-16.
203	Transcript, Page 115, Lines 17-20.
204	Transcript, Page 486, Lines 15-19.
205	Davis Rebuttal, Ex. 106, Page 8, Lines 11-13.
206	Section 393. 1700.2(3)(h) RSMo.
207	Transcript, Page 487, Lines 6-8.
208	Transcript, Page 114, Lines 20-24.

necessary to limit the possibility that the issuance advice letter needs to be rejected.209 Ultimately what’s very important in the review process is making sure that the structure, marketing, and pricing are set up in a way where there’s no need to reject the issuance advice letter at the end of the process.210

159. A best practice is to establish a designated representative review process in advance of the issuance advice letter.211 Feedback from the Commission and Commission Staff throughout the marketing, structuring, and pricing process, with a review process established within the financing order best ensures the statutory net present value objective is achieved and minimizes the risk of the issuance advice letter ultimately being rejected.212 Thus, there is a need for interim review and the ability for Commission Staff to regularly update the Commission and transmit feedback as necessary.213

160. Other parties may not have an incentive to protect the interest of ratepayers, who are solely responsible for the cost of the financing.214 Therefore, the financing order should provide for the designated representative and its advisor, to be involved, provide input, and collaborate with Evergy West in all facets of the bond structuring, marketing, and pricing processes for the bonds, as well as the hiring of underwriters and other deal participants.215

209	Transcript, Page 116, Lines 6-10.
210	Transcript, Page 434, Lines 6-10.
211	Transcript, Page 487, Lines 16-17.
212	Davis Rebuttal, Ex. 106, Page 12, Lines 4-7.
213	Davis Rebuttal, Ex. 106, Page 8, Lines 19-20.
214	Davis Rebuttal, Ex. 106, Page 11, Lines 3-5.
215	Davis Rebuttal, Ex. 106, Page 10, Lines 10-12.

161. Evergy West should have the flexibility to establish repayment schedules, coupons, financing costs, and other bond terms and conditions, so long as Commission Staff is provided the necessary ability to provide input and collaborate, and notify the Commission of any objections as necessary.216

162. In its proposed draft financing order, Staff included a section addressing the rights and responsibilities of a designated representative. Staff would advise the Commission to designate representatives from Commission staff, who will be advised by financial and other advisors, including outside counsel, to provide input to Evergy West and collaborate with it in all facets of the process to place the securitized utility tariff bonds to market, so the designated representative can provide the Commission with an opinion on the reasonableness of the bonds on an expedited basis. The designated Staff representatives would be given authority to “review all facets of the structuring, marketing and pricing bond processes.” Further, the designated representative would be allowed to “attend all meetings and participate in all calls, e-mails, and other communications relating to the structuring, marketing, pricing and issuance of the securitized utility tariff bonds.”217

Conclusions of Law

OO. Section 393.1700.2(3)(h) RSMo, provides that before securitization bonds are issued, the electrical corporation is required to provide an “issuance advice letter” to the Commission describing the final terms of the bonds. The Commission is allowed only until noon on the fourth business day after it receives the issuance advice letter to issue a disapproval letter directing that the bond issuance as proposed should not proceed.

216	Davis Rebuttal, Ex. 106, Page 12, Lines 19-23.
217	Staff’s draft Financing Order, Pages 20-22.

PP. So that the Commission will have sufficient insight into the bond placing process to be able to evaluate the issuance advice letter in the short amount of time allowed, Section 393.1700.2(3)(h), RSMo, gives the Commission authority to:

designate a representative or representatives from commission staff, who may be advised by a financial advisor or advisors contracted with the commission, to provide input to the electrical corporation and collaborate with the electrical corporation in all facets of the process undertaken by the electrical corporation to place the securitized utility tariff bonds to market so the commission’s representative or representatives can provide the commission with an opinion on the reasonableness of the pricing, terms, and conditions of the securitized utility tariff bonds on an expedited basis.

QQ. Section 393.1700.2(3)(h) also expressly limits the authority of the Commission’s representative or representatives, stating:

Neither the designated representative or representatives from the commission’s staff nor one or more financial advisors advising commission staff shall have authority to direct how the electrical corporation places the bonds to market although they shall be permitted to attend all meetings convened by the electrical corporation to address placement of the bonds to market.

RR. Importantly, Section 393.1700.2(3)(h) also allows the Commission to include provisions in the financing order “relating to the issuance advice letter process as the commission considers appropriate and as are not inconsistent with this section.”

SS. Section 393.1700.2(3)(a)b contemplates that the Commission may issue a financing order approving the petition “subject to conditions.”

TT. Section 393.1700.2(3)(c)c requires a financing order to include:

A finding that the proposed structuring and pricing of the securitized utility tariff bonds are reasonably expected to result in the lowest securitized utility tariff charges consistent with market conditions at the time the securitized utility tariff bonds are priced and the terms of the financing order.

Decision

This Securitization Law is a relatively new statute and this is only the third securitization petition to come before the Commission. The previous two cases were for one regulated utility and resulted in one financing order. So, this will be the Commission’s second financing order. The Commission necessarily has some concerns. Unlike other cases before the Commission, a financing order authorizes Evergy West to take the necessary steps to issue securitization bonds where the final interest coupon rate and total securitization amounts are unknown as of the issuance of this order.

The Commission’s only recourse if the issuance advice letter is unsatisfactory is to reject it by issuing a disapproval letter by noon of the fourth day following receipt of the issuance advice letter, directing that the bonds not be issued. Both Staff and Evergy West’s financial experts explained that option would be catastrophic from a capital market perspective. The Commission will not have any ability to modify or nullify the financing order or the securitization bonds once issued, and that is as it should be from a market perspective. In order to ensure the interest of the ratepayers are represented during the structuring, marketing and pricing phase, the Commission believes that Staff’s proposal to include one or more designated representatives from Staff, financial advisors, and outside counsel, (collectively “Finance Team”) is appropriate and within the bounds set by the Securitization Law. The Finance Team should be allowed to be involved in the process with the understanding that the Finance Team does not have authority to approve that process. Pursuant to the Securitization Law the Finance Team may review, provide input, collaborate, and report to the Commission. It is ultimately up to the Commission to approve the issuance of the securitization bonds.

To that end, the Commission will authorize the Finance Team to participate with Evergy West in the process of placing the securitization bonds to market. To ensure that the structuring and pricing of the securitized utility tariff bonds are reasonably expected to result in the lowest securitized utility tariff bond charges consistent with market conditions and the terms of this Financing Order, the Commission authorizes the Finance Team to review, provide input and oversight, and collaborate on the structuring, marketing and pricing of the securitized utility tariff bonds and related transaction documents. The costs of such Finance Team should constitute financing costs.

The Finance Team’s participation is not to interfere with the process of placing the bonds to market but to act as the Commission’s proxy in providing oversight and input on the transaction to confirm that the transaction provides quantifiable net present value benefits to customers compared to the use of traditional ratemaking and results in the lowest securitized utility tariff charges consistent with market conditions at the time the securitized utility tariff bonds are priced.

The Finance Team shall have the right to review, provide input, and collaborate on all facets of the structuring, marketing and pricing bond processes, including but not limited to, (1) the size, selection process, participants, allocations and economics of the underwriter and any other member of the syndicate group; (2) the structure of the bonds; (3) the bonds credit rating agency application; (4) the underwriters’ preparation, marketing and syndication of the bonds; (5) the pricing of the bonds and the certifications provided by Evergy West and the underwriters; (6) all associated costs, (including up front and ongoing financing costs), servicing and administrative fees and associated crediting; (7) bond maturities; (8) reporting templates; (9) the amount of any equity contributions;

(10) credit enhancements; and (11) the initial calculations of the securitized utility tariff charges. The preceding and other items may be reviewed by the Finance Team during the entire pre-issuance process. The pre-issuance review process will help ensure that the securitized utility tariff bonds will be issued with material terms that meet the requirements of the Securitization Law. The Finance Team’s review shall continue until the issuance advice letter is disapproved, approved, or takes effect by operation of law.

The Commission may require status meetings or phone conferences with the Finance Team and involved parties to communicate and update the Commission on the information being reviewed and prepared in the structuring and pricing process. The Commission may request access to the actual documents and information being reviewed by the Finance Team as needed. The Finance Team may submit written status reports to the Commission as it deems appropriate or as requested by the Commission. If concerns arise during the process, such status meetings, conferences or updates can be requested by the Finance Team or other involved parties as needed.

The Finance Team does not have the authority to direct how Evergy West places the securitized utility tariff bonds to market, but it shall be permitted to attend all meetings convened by Evergy West, and participate in all non-privileged calls, e-mails, and other communications relating to the structuring, pricing and issuance of the securitized utility tariff bonds, or be subsequently informed of the substance of those communications.

Supplementary to the submission of the issuance advice letter, Evergy West and the lead underwriters for the securitized utility tariff bonds shall provide a written certificate to the Commission certifying, and setting forth all calculations and assumptions used to support such calculations and certificate, that the issuance of the securitized utility tariff bonds (i) complies with this Financing Order, (ii) complies with all other applicable legal requirements (including all requirements of Section 393.1700), (iii) that the issuance of the securitized utility tariff bonds and the imposition of the securitized utility tariff charges are expected to provide quantifiable net present value benefits to customers as compared to recovery of the components of securitized utility tariff costs that would have been incurred absent the issuance of securitized utility tariff bonds, and (iv) that the structuring and pricing of the securitized utility tariff bonds will result in the lowest securitized utility tariff charges consistent with market conditions at the time the securitized utility tariff bonds are priced and the terms of this Financing Order. Such certificates shall be a condition precedent to the submission of the issuance advice letter to the Commission.

The securitized tariff bonds issued in compliance with this order shall have a triple-A rating from at least two of the nationally recognized rating agencies.

8) Should the Commission grant a waiver under Section 10(A)(1) of the Affiliate Transactions Rule between Evergy West and the SPE?

Findings of Fact

163. Evergy West does not believe that the SPE is an affiliate.218

164. Evergy West contends that the SPE’s activities will be restricted to acquiring the securitized property, issuing the securitization bonds, collecting the SUTC, and paying principal and interest on the bonds to the bondholders. The SPE will be overseen by an independent manager.219

218	Ives Direct, Ex. 8, Page 18, Lines 4-5.
219	Ives Direct, Ex. 8, Page 18, Lines 6-11.

165. The asymmetrical pricing requirement of Commission Rule 20 CSR 4240-20.015 requires a regulated utility to obtain the lower of fair market price or fully distributed costs for services provided to them by affiliates while also receiving the greater of market price or fully distributed costs for services it provides to affiliates.220

166. There is good cause to grant a waiver of the asymmetrical pricing provisions of the Commission’s affiliate transactions rule because the SPE will mainly perform corporate support functions such as the collection of the fees, any servicing fees, and some administrative duties.221

167. Staff does not oppose a waiver, but asserts that the sections of the affiliate transactions rule that apply to record keeping should not be waived because Staff will need to review the securitization-related affiliate transactions in a future rate case to ensure that the assignment of costs to the SPE is appropriate.222

Conclusions of Law

UU. Commission Rule 20 CSR 4240-20.015(1)(A) defines an affiliated entity as being directly or indirectly controlled by, or under common control with, a regulated electrical corporation.

VV. Commission Rule 20 CSR 4240-20.015(2)(A) provides:

A regulated electrical corporation shall not provide a financial advantage to an affiliated entity. For the purposes of this rule, a regulated electrical corporation shall be deemed to provide a financial advantage to an affiliated entity if—

1. It compensates an affiliated entity for goods or services above the lesser of—

A. The fair market price; or

B. The fully distributed cost to the regulated electrical corporation to provide the goods or services for itself; or

220	Bolin Surrebuttal, Ex. 101, Page 2, Lines 1-21.
221	Transcript, Page 343, Lines 10-15.
222	Bolin Surrebuttal, Ex. 101, Page 3, Lines 4-9.

2. It transfers information, assets, goods or services of any kind to an affiliated entity below the greater of—

A. The fair market price; or

B. The fully distributed cost to the regulated electrical corporation.

Decision

The Commission disagrees with Evergy West’s assertion that the SPE is not an affiliate of the utility. The Commission also concurs with Staff’s oversight concerns. Even if the SPE performs only corporate support functions, without adherence to the record keeping requirements of the affiliate transactions rule the Commission would have no way to review the securitization-related affiliate transactions to ensure that the assignment of costs is appropriate. The Commission finds that the SPE is an affiliate of Evergy West. The Commission will grant a waiver of the asymmetrical pricing provisions of the Commission’s affiliate transactions rule, but not of the portions of the affiliate transactions rule relating to record retention.

Non-contested Issues

The Commission makes the following findings of fact.

A) Identification and Procedure

Identification of Petitioner and Background

168. Evergy Missouri West, Inc. d/b/a Evergy Missouri West is a Delaware corporation with its principal office and place of business at 1200 Main Street, Kansas City, Missouri 64105. Evergy West is engaged in the generation, transmission, distribution, and sale of electricity in Missouri. Evergy West is an “electrical corporation” and a “public utility” subject to the jurisdiction, supervision, and control of the Commission as provided by law. Evergy West is a wholly owned subsidiary of Evergy, Inc. A certificate of authority for Evergy West, as a foreign corporation, to do business in Missouri, was filed with the Commission in Case No. EN-2020-0064.

B) Financing Costs and Amount of Securitized Utility Tariff Costs to be Financed

Identification

169. The actual amount of up-front financing costs of the securitized utility tariff bonds will not be known until the securitized utility tariff bonds are sold and such amounts are approved in the issuance advice letter. The actual amount of certain ongoing financing costs relating to the securitized utility tariff bonds may not be known until such costs are incurred; provided that the securitization structure will limit the amount of ongoing financing costs to amounts appropriate for the size of the transaction.

170. Evergy West will use the proceeds from the sale of the securitized utility tariff property to recover costs incurred as a result of the anomalous weather event Winter Storm Uri, consisting of qualified extraordinary costs and financing costs, in accordance with the Securitization Law and this Financing Order.

171. The proposed structuring and pricing of the securitized utility tariff bonds are reasonably expected to result in the lowest securitized utility tariff charges consistent with market conditions at the time the securitized utility tariff bonds are priced and the terms of this Financing Order.

172. The securitized utility tariff bonds will be secured by securitized utility tariff property that shall be created in favor of Evergy West or its successors or assignees and that shall be used to pay or secure the securitized utility tariff bonds and approved financing costs. The securitized utility tariff property principally consists of the right to receive revenues from the securitized utility tariff charges.

173. It is appropriate that Evergy West be authorized to establish the terms and conditions of the securitized utility tariff bonds, including, but not limited to, repayment schedules, expected interest rates, and other financing costs, except as expressly limited in this Financing Order. The Finance Team will review the complete terms and conditions of the securitized utility tariff bonds, the calculations of the initial securitized utility tariff charges, the expected and actual up-front and ongoing financing costs and the net present value calculations set forth in the issuance advice letter.

174. After the final terms of the securitized utility tariff bonds have been established and before the issuance of such bonds, it is appropriate for Evergy West to determine the resulting initial securitized utility tariff charge in accordance with this Financing Order, and that such initial charge be final and effective upon the issuance of such securitized utility tariff bonds with such charge to be reflected on a compliance tariff sheet bearing such charge that will be submitted to the Commission at the same time as the issuance advice letter.

175. Evergy West proposed a method of tracing funds collected as securitized utility tariff charges, or other proceeds of securitized utility tariff property.

176. Evergy West shall earn a return, at the WACC of 8.9 percent authorized from time to time by the Commission in Evergy West’s rate proceedings, on any moneys advanced by Evergy West to fund the capital subaccount established under the terms of the indenture or other financing documents pertaining to the securitized utility tariff bonds. This return shall be included as an ongoing financing cost to be paid through the collection of securitized utility tariff charges.

177. It is appropriate that Evergy West shall be authorized to issue securitized utility tariff bonds pursuant to this Financing Order for an “effective period” commencing with the date of this Financing Order and extending 24 months following the date on which this Financing Order becomes final and no longer subject to any appeal. If, at any time during the effective period of this Financing Order, there is a severe disruption in the financial markets of the United States, it is appropriate for the effective period to be extended in consultation with the Finance Team to a date which is not less than 90 days after the date such disruption ends.

Issuance Advice Letter

178. As the actual structure and pricing of the securitized utility tariff bonds will be unknown at the time this Financing Order is issued, prior to the issuance of the securitized utility tariff bonds, Evergy West will provide an issuance advice letter to the Commission following the determination of the final terms of the securitized utility tariff bonds no later than one day after the pricing of the securitized utility tariff bonds. The issuance advice letter will include total up-front financing costs for the issuance. The form of such issuance advice letter, which shall indicate the final structure of the securitized utility tariff bonds and provide the best available estimate of total ongoing financing costs, is set out in Appendix A to this Financing Order. The issuance advice letter shall report the initial securitized utility tariff charges and other information specific to the securitized utility tariff bonds to be issued, as required under this Financing Order. The issuance advice letter will demonstrate the quantifiable net present value savings from the issuance of the securitized utility tariff bonds as compared to the customary method of financing. Evergy West may proceed with the issuance of the securitized utility tariff bonds unless, prior to noon on the fourth business day after the Commission receives the issuance advice letter, the Commission issues a disapproval letter directing that the securitized utility tariff bonds as proposed shall not be issued and the basis for that disapproval.

179. If the actual up-front financing costs are less than the up-front financing costs included in the principal amount securitized, the amount of such unused funds (together with interest, if any, earned on the investment of such funds) will be returned to customers in a general rate proceeding. If the actual up-front financing costs are more than the up-front financing costs included in the principal amount securitized, Evergy West will have the right to be reimbursed for such prudently incurred excess amounts through the establishment of a regulatory asset.

180. Evergy West will submit a draft issuance advice letter to the Finance Team for review not later than two weeks before the expected date of commencement of marketing the securitized utility tariff bonds. The Finance Team will review the issuance advice letter and provide timely feedback to Evergy West based on the progression of structuring, marketing and pricing of the securitized utility tariff bonds.

181. The issuance advice letter for the securitized utility tariff bonds must be submitted to the Commission not later than one day after the pricing of the securitized utility tariff bonds. The Finance Team may request such revisions to the issuance advice letter as may be necessary to ensure the accuracy of the calculations and information included and that the requirements of the Securitization Law and of this Financing Order have been met. The initial securitized utility tariff charges and the final terms of the securitized utility tariff bonds set forth in the issuance advice letter must become effective on the date of issuance of the securitized utility tariff bonds (which must not occur before the fifth business day after pricing of the securitized utility tariff bonds) unless before noon on the fourth business day after the Commission receives the issuance advice letter the Commission issues a disapproval letter directing that the securitized utility tariff bonds as proposed shall not be issued and the basis for that disapproval.

C) Structure of the Proposed Securitization

Special Purpose Entity

182. For purposes of issuing the securitized utility tariff bonds, Evergy West will create a bankruptcy-remote SPE, which will be a Delaware limited liability company with Evergy West as its sole member. The SPE will be formed for the limited purpose of acquiring securitized utility tariff property, issuing securitized utility tariff bonds in one or more tranches, and performing other activities relating thereto or otherwise authorized by this Financing Order. The SPE will not be permitted to engage in any other activities and will have no assets other than securitized utility tariff property and related assets to support its obligations under the securitized utility tariff bonds. Obligations relating to the securitized utility tariff bonds will be the SPE’s only material liabilities. These restrictions on the activities of SPE and restrictions on the ability of Evergy West to take action on the SPE’s behalf are imposed to achieve the objective that the SPE will be bankruptcy-remote and not affected by a bankruptcy of Evergy West or any other person. The SPE will be managed by a board of directors or a board of managers with rights and duties similar to those of a board of directors of a corporation. As long as the securitized utility tariff bonds remain outstanding, the SPE will be overseen by at least one independent director or manager whose approval will be required for any bankruptcy-related actions and certain other major actions or organizational changes. The SPE will not be permitted to amend the provisions of the organizational documents that relate to bankruptcy-remoteness of the SPE without the consent of the independent directors or managers. Similarly, the SPE will not be permitted to institute bankruptcy or insolvency proceedings or to consent to the institution of bankruptcy or insolvency proceedings against it, or to dissolve, liquidate, consolidate, convert, or merge without the consent of the independent director or manager. Other restrictions to facilitate bankruptcy-remoteness may also be included in the organizational documents of the SPE as required by the rating agencies.

183. The initial capital of the SPE will be not less than 0.50 percent of the original principal amount of the securitized utility tariff bonds issued by the SPE. Adequate funding of the SPE at this level is intended to protect the bankruptcy-remoteness of the SPE.

Statutory Requirements

184. The SPE will issue securitized utility tariff bonds in one series consisting of one or more tranches. The aggregate principle amount of all tranches of the securitized utility tariff bonds issued under this Financing Order must not exceed the principal amount approved by this Financing Order. The SPE will pledge to the indenture trustee, as collateral for payment of the securitized utility tariff bonds, the securitized utility tariff property, including the SPE’s right to receive the securitized utility tariff charges as and when collected, and certain other collateral described herein.

185. Concurrent with the issuance of any of the securitized utility tariff bonds, Evergy West will sell to the SPE the securitized utility tariff property, consisting of all of the following: (a) Evergy West’s rights and interests under this Financing Order, including the right to impose, bill, charge, collect, and receive securitized utility tariff charges authorized under this Financing Order and to obtain periodic adjustments to such charges as provided in this Financing Order and (b) all revenues, collections, claims, rights to payments, payments, money, or proceeds arising from the rights and interests specified in this Financing Order, regardless of whether such revenues, collections, claims, rights to payment, payments, money, or proceeds are imposed, billed, received, collected, or maintained together with or commingled with other revenues, collections, rights to payment, payments, money, or proceeds. This transfer will be structured so that it will qualify as a “true sale” within the meaning of Section 393.1700.5.(3) and that such rights will become securitized utility tariff property concurrently with their sale to the SPE as provided in Section 393.1700.2.(3)(d). By virtue of the transfer, the SPE will acquire all of the right, title, and interest of Evergy West in the securitized utility tariff property arising under this Financing Order.

Credit Enhancement and Arrangements to Enhance Marketability

186. Evergy West is permitted to recover the ongoing costs of any credit enhancements and arrangements to enhance marketability, if such credit enhancements are required by the rating agencies to achieve the highest possible credit rating on the securitized utility tariff bonds and subject to consultation with the Finance Team. If the use of more than de minimis original issue discount, credit enhancements, or other arrangements is proposed by Evergy West, Evergy West must provide the Finance Team with copies of all cost-benefit analyses performed by or for Evergy West that support the request to use such arrangements. This finding does not apply to the collection account or its subaccounts to be established under the indenture set forth in this Financing Order.

Securitized Utility Tariff Property

187. Securitized utility tariff property and all other collateral will be held and administered by the indenture trustee under the indenture.

Servicer and the Servicing Agreement

188. Evergy West, as the initial servicer of the securitization property, will enter into a servicing agreement with the SPE, as owner of the securitization property. The servicing agreement may be amended, renewed or replaced by another servicing agreement subject to certain conditions set forth therein. The entity responsible for carrying out the servicing obligations under any servicing agreement is the servicer. Evergy West will be the initial servicer but may be succeeded as servicer by another entity under certain circumstances detailed in the servicing agreement and as authorized by the Commission. Under the servicing agreement, the servicer is required to, among other things, impose and collect the securitized utility tariff charges for the benefit and account of the SPE, make the periodic true-up adjustments of securitized utility tariff charges required or permitted by this Financing Order, and account for and remit the securitized utility tariff charges to or for the account of the SPE in accordance with the remittance procedures contained in the servicing agreement and the indenture without any charge, deduction or surcharge of any kind. Under the terms of the servicing agreement, if any servicer fails to perform its servicing obligations in any material respect, the indenture trustee acting under the indenture to be entered into in connection with the issuance of the securitized utility tariff bonds, may, or, upon the instruction of the requisite percentage of holders of the outstanding amount of securitized utility tariff bonds, must, appoint an alternate party to replace the defaulting servicer, in which case the replacement servicer will perform the obligations of the servicer under the servicing agreement. The obligations of the servicer under the servicing agreement and the circumstances under which an alternate servicer may be appointed will be more fully described in the servicing agreement. The rights of the SPE under the servicing agreement will be included in the collateral pledged to the indenture trustee under the indenture for the benefit of holders of the securitized utility tariff bonds.

189. The obligations to continue to provide service and to collect and account for securitized utility tariff charges will be binding upon Evergy West and any other entity that provides electrical services to a person that is a retail customer located within Evergy West’s service area as it exists on the date of this Financing Order, or that became a retail customer for electric services within such service area after the date of this Financing Order, and is still located within such area.

190. To the extent that Evergy West assigns, sells or transfers any interest in its transmission or distribution system (or any portion thereof) to an assignee,223 Evergy West will enter into a contract with that assignee that will require the entity acquiring such facilities to continue operating the facilities to provide electric services to Evergy West’s customers, subject to approval of the Commission and in accordance with the other conditions set forth in the servicing agreement and this Financing Order.

223

The term assignee means any corporation, Limited Liability Company, general partnership or limited partnership, public authority, trust, financing entity, or other legally recognized entity to which an interest in securitized utility tariff property is transferred, other than as security, including any assignee of that party. See § 393.1700.1.(2).

Securitized Utility Tariff Bonds

191. The SPE will issue and sell securitized utility tariff bonds in one series consisting of one or more tranches. The legal final maturity date of the securitized utility tariff bonds will not exceed 17 years from the date of issuance. The legal final maturity date and principal amounts of each tranche will be finally determined by Evergy West in consultation with the Finance Team, consistent with market conditions and indications of the rating agencies, at the time the securitized utility tariff bonds are priced, but subject to ultimate Commission review through the issuance advice letter process. Subject to the conditions and criteria set forth in this Financing Order, Evergy West will retain sole discretion regarding whether or when to assign, sell, or otherwise transfer any rights concerning securitized utility tariff property arising under this Financing Order, or to cause the issuance of any securitized utility tariff bonds authorized in this Financing Order, subject to the right of the Commission to issue a disapproval letter.

Security for Securitized Utility Tariff Bonds

192. The payment of the securitized utility tariff bonds and related charges authorized by this Financing Order is to be secured by the securitized utility tariff property created by this Financing Order and certain other collateral as described herein. The securitized utility tariff bonds will be issued under an indenture administered by the indenture trustee. The indenture will include provisions for a collection account for the series and subaccounts for the collection and administration of the securitized utility tariff charges and payment or funding of the principal and interest on the securitized utility tariff bonds and ongoing financing costs in connection with the securitized utility tariff bonds approved in this Financing Order. In accordance with the indenture, a collection account will be established as a trust account to be held by the indenture trustee as collateral to ensure the payment of the principal, interest, and ongoing financing costs approved in this Financing Order related to the securitized utility tariff bonds in full and on a timely basis. The collection account will include the general subaccount, the capital subaccount, and the excess funds subaccount, and may include other subaccounts.

The General Subaccount

193. The indenture trustee will deposit the securitized utility tariff charge remittances that the servicer remits to the indenture trustee for the account of the SPE into one or more segregated trust accounts and allocate the amount of those remittances to the general subaccount. The indenture trustee will on a periodic basis apply moneys in this subaccount to pay principal of and interest on the securitized utility tariff bonds, to pay ongoing financing costs and to replenish any draws on the capital subaccount. The funds in the general subaccount will be invested by the indenture trustee in short-term high-quality investments, and such funds (including, to the extent necessary, investment earnings) will be applied by the indenture trustee to pay principal of and interest on the securitized utility tariff bonds and all other components of the total securitized revenue requirement (as defined in finding of fact number 203), and otherwise in accordance with the terms of the indenture.

The Capital Subaccount

194. Evergy West will make a capital contribution to the SPE, which the SPE will deposit into the capital subaccount. The amount of the capital contribution will be not less than 0.50 percent of the original principal amount of the securitized utility tariff bonds, although the actual amount will depend on tax and rating agency requirements. The capital subaccount will serve as collateral to ensure timely payment of principal of and interest on the securitized utility tariff bonds and all other components of the total securitized revenue requirement. Any funds drawn from the capital account to pay these amounts due to a shortfall in the securitized utility tariff charge remittances will be replenished through future securitized utility tariff charge remittances. The funds in the capital subaccount will be invested by the indenture trustee in short-term high-quality investments, and such funds (including investment earnings) will be used by the indenture trustee to pay principal of and interest on the securitized utility tariff bonds and all other components of the total securitized revenue requirement. Evergy West will be authorized to receive a return on the capital contribution at the WACC of 8.9 percent as ongoing financing costs recoverable through the securitized utility tariff charge. Upon payment of the principal amount of all securitized utility tariff bonds and the discharge of all obligations that may be paid by use of securitized utility tariff charges, all amounts remaining in the capital subaccount at that time, will be released to the SPE for payment to Evergy West. Evergy West will account for any investment earnings on funds in the capital subaccount in a reconciliation in a general rate case and such amounts will be credited to ratepayers.

The Excess Funds Subaccount

195. The excess funds subaccount will hold any securitized utility tariff charge remittances and investment earnings on the collection account in excess of the amounts needed to pay current principal of and interest on the securitized utility tariff bonds and to pay other total securitized revenue requirements (including, but not limited to, replenishing the capital subaccount). Any balance in or allocated to the excess funds subaccount on a true-up adjustment date will be subtracted from the total securitized revenue requirement (as defined in finding of fact number 203) for purposes of the true-up adjustment. The money in the excess funds subaccount will be invested by the indenture trustee in short-term high-quality investments, and such money (including investment earnings thereon) will be used by the indenture trustee to pay principal and interest on the securitized utility tariff bonds and other total securitized revenue requirements.

Other Subaccounts

196. Other credit enhancements in the form of subaccounts may be utilized for the transaction provided that the use of such subaccounts is consistent with the Statutory Requirements and subject to consultation with the Finance Team. For example, Evergy West does not propose use of an overcollateralization subaccount. Under Rev. Proc. 2002-49, as modified, amplified and superseded by Rev. Proc. 2005-62 issued by the IRS, the use of an overcollateralization subaccount is not necessary for favorable tax treatment nor does it appear to be necessary to obtain AAA ratings for the proposed securitized utility tariff bonds. If Evergy West subsequently determines in consultation with the Finance Team that use of an overcollateralization subaccount or other subaccount is necessary to obtain AAA ratings from the credit agencies or will otherwise increase the quantifiable net present value benefits of the securitization, Evergy West may implement such subaccounts to reduce securitized utility tariff bond charges.

General Provisions

197. The collection account and the subaccounts described above are intended to provide for full and timely payment of scheduled principal of and interest on the securitized utility tariff bonds and all other components of the total securitized revenue requirement. If the amount of securitized utility tariff charges remitted to the general subaccount is insufficient to make all scheduled payments of principal and interest on the securitized utility tariff bonds and to make payment on all of the other components of the total securitized revenue requirement, the excess funds subaccount and the capital subaccount will be drawn down, in that order, to make those payments. Any deficiency in the capital subaccount due to such withdrawals must be replenished to the capital subaccount on a periodic basis through the true-up process. In addition to the foregoing, there may be such additional accounts and subaccounts as are necessary to segregate amounts received from various sources, or to be used for specified purposes. Such accounts will be administered and utilized as set forth in the servicing agreement and the indenture. Upon the maturity of the securitized utility tariff bonds and the discharge of all obligations in respect thereof, remaining amounts in the collection account, other than amounts that were in the capital subaccount, will be released to the SPE and equivalent amounts will be credited by Evergy West to customers. In addition, upon the maturity of the securitized utility tariff bonds, any subsequently collected securitized utility tariff charges shall be credited to retail customers.

Securitized Utility Tariff Charges—Imposition and Collection, Nonbypassability, and Alternative Electric Suppliers

198. In the event the State of Missouri permits third-party billing, the securitized utility tariff charges must continue to be collected by a third-party biller and remitted to the SPE.

199. Securitized utility tariff charges will be identified on each customer’s bill as a separate line item and include both the rate and the amount of the charge on each bill. Each customer bill shall include a statement to the effect that the SPE is the owner of the rights to securitized utility tariff charges and that Evergy West is acting as servicer for the SPE. The tariff applicable to customers shall indicate the securitized utility tariff charge and the ownership of the charge.

200. If any customer does not pay the full amount it has been billed, the amount collected will be prorated among charge categories in proportion to their percentage of the overall bill, with the first dollars collected attributed to past due balances, if any.

201. Evergy West will collect securitized utility tariff charges from all existing or future retail customers receiving electrical service from Evergy West or its successors or assignees under Commission-approved rate schedules, except for customers receiving electrical service under special contracts 224 as of August 28, 2021, even if a retail customer elects to purchase electricity from an alternative electricity supplier following a change in regulation of public utilities in Missouri. Any such existing or future retail customer within such area may not avoid securitized utility tariff charges by switching to another electrical corporation, electric cooperative, or municipally owned utility on or after the date this Financing Order is issued.

202. The imposition and collection of securitized utility tariff charges set forth in this Financing Order is reasonable and is necessary to ensure collection of securitized utility tariff charges sufficient to support recovery of the securitized utility tariff costs and financing costs approved in this Financing Order. The form of Securitized Utility Tariff Rider included in this Financing Order is reasonable and these tariff provisions will be filed before any securitized utility tariff bonds are issued under this Financing Order.

224	See Section 393.1700.1.(19) RSMo.

Allocation of Financing Costs Among Missouri Retail Customers

203. The total securitized revenue requirement is the required securitized revenues for a given period (e.g., annually, semi-annually, or quarterly) due under the securitized utility tariff bonds. Each total securitized revenue requirement includes: (a) the principal amortization of the securitized utility tariff bonds in accordance with the expected amortization schedule (including deficiencies of previously scheduled principal for any reason); (b) periodic interest on the securitized utility tariff bonds (including any accrued and unpaid interest); (c) ongoing financing costs consisting of the servicing fee, rating agencies’ fees, trustee fees, legal and accounting fees, other ongoing fees and expenses approved herein, and the costs, if any, of maintaining any credit enhancement; (d) bad debts net of prior recovery period collections; and (e) for each of (a) through (d), any variations calculated through a reconciliation of the current period total securitized revenue requirement actuals to the projections, forecasts, or estimates to the extent that actuals are available. The initial total securitized revenue requirement for the securitized utility tariff bonds issued under this Financing Order will be updated in the issuance advice letter, subject to review and consultation with the Finance Team.

204. The securitized utility tariff costs and financing costs that will be recovered through the securitized utility tariff charges authorized by this Financing Order are allocated to all applicable customers on the basis of loss-adjusted energy sales. The securitized utility tariff costs applicable to customers served at each voltage level is accomplished by first dividing the sum of the amounts described above by the forecasted recovery period retail sales to all applicable customers (adjusted to generation voltage) by the voltage level expansion factor applicable to each service voltage.

True-Up of Securitized Utility Tariff Charges

205. The servicer of the securitized utility tariff bonds will use a formula-based true-up mechanism to make periodic, expeditious adjustments, at least annually, to the securitized utility tariff charges to:

(a)

correct any undercollections or overcollections that may have occurred and otherwise ensure that the SPE receives remittances from securitized utility tariff charges that are required to satisfy the total securitized revenue requirement, including without limitation any overcollections or undercollections caused by defaults, during the time since the last true-up; and

(b)

ensure the billing of securitized utility tariff charges necessary to generate the collection of amounts sufficient to timely provide all payments of scheduled principal and interest (or deposits to sinking funds in respect of principal and interest) and any other amounts due in connection with the securitized utility tariff bonds (including ongoing financing costs and amounts required to be deposited in or allocated to any collection account or subaccount) during the period for which such adjusted securitized utility tariff charges are to be in effect.

The servicer will make true-up adjustment filings with the Commission annually, and if the servicer forecasts undercollections semi-annually.

206. True-up filings will be incorporated into the next recovery period based upon the cumulative differences, regardless of the reason, between the total securitized revenue requirement (including scheduled principal of and interest payments on the securitized utility tariff bonds) designed to be recovered during the current recovery period and the amount of securitized utility tariff charge remittances to the indenture trustee received during the current recovery period from application of the current rate then in effect. To ensure adequate securitized utility tariff charge revenues to fund the total securitized revenue requirement and to avoid overcollections and undercollections over time, some required data contemplated to be actual may be projected or forecasted as of the time of filing the tariff (including projections of uncollectible securitized utility tariff charges; projections of payment lags between the billing and collection of the securitized utility tariff charges; and forecast retail sales for the recovery period). To the extent projected or forecasted data is used in calculating the securitized utility tariff charges, such projections and forecasts will be reconciled in future calculations of the securitized utility tariff charges through a true-up adjustment.

207. At the time of each true-up adjustment, the servicer will provide a new total securitized revenue requirement amount for the coming recovery period which shall incorporate any variations calculated through a reconciliation of the current recovery period new total securitized revenue requirement actuals to the projections, forecasts, or estimates to the extent that actuals are available. The servicer will provide its best available forecasted sales for the coming recovery period, and all supporting information. The true-up amount will be included in the calculation of the total securitized revenue requirement applicable to the next recovery period.

Interim True-Up

208. In addition to annual true-up adjustments, the servicer (a) will make interim true-up adjustments semi-annually (or quarterly beginning 12 months prior to the final scheduled payment date of the last tranche of the securitized utility tariff bonds) or (b) may make interim true-up adjustments at any time:

(a)

if the servicer forecasts that securitized utility tariff charge collections will be insufficient to make all scheduled payments of principal, interest, and other amounts in respect of the securitized utility tariff bonds on a timely basis during the current or next succeeding payment period; or

(b)	to replenish any draws upon the capital subaccount.

Additional True-Up Provisions

209. Each true-up adjustment filing will be filed not less than 30 days before the billing cycle of the month in which the revised securitized utility tariff charge will be in effect. Each true-up adjustment filing will set forth the servicer’s calculation of the true-up adjustment to the securitized utility tariff charges. Within 30 days after receiving a true-up adjustment filing, the Commission will either approve the request or inform Evergy West of any mathematical or clerical errors in its calculation. If the Commission informs Evergy West of mathematical or clerical errors in its calculation, Evergy West will correct its error and refile its request. The time frames previously described in this paragraph will apply to a refiled request.

Lowest Securitized Utility Tariff Charges

210. The proposed transaction structure includes (but is not limited to):

(a)

the use of the SPE as issuer of the securitized utility tariff bonds, limiting the risks to securitized utility tariff bond holders of any adverse impact resulting from a bankruptcy proceeding of Evergy West or any other person;

(b)

the right to impose and collect securitized utility tariff charges that are nonbypassable and which must be trued-up at least annually, but may be trued-up more frequently to assure the timely payment of the debt service and other ongoing financing costs;

(c)

additional collateral in the form of a collection account that includes a capital subaccount funded in cash in an amount equal to not less than 0.50 percent of the original principal amount of the securitized utility tariff bonds and other subaccounts resulting in greater certainty of payment of interest and principal to investors and that are consistent with the IRS requirements that must be met to receive the desired federal income tax treatment for the securitized utility tariff bond transaction;

(d)

protection of securitized utility tariff bondholders against potential defaults by a servicer that is responsible for billing and collecting the securitized utility tariff charges from existing or future retail customers;

(e)

benefits for federal income tax purposes including (i) the transfer of the rights under this Financing Order to the SPE not resulting in gross income to Evergy West and the future revenues under the securitized utility tariff charges being included in Evergy West’s gross income under its usual method of accounting, (ii) the issuance of the securitized utility tariff bonds and the transfer of the proceeds of the securitized utility tariff bonds to Evergy West not resulting in gross income to Evergy West, and (iii) the securitized utility tariff bonds constituting obligations of Evergy West; and

(f)

the securitized utility tariff bonds will be marketed using underwriting and marketing processes reviewed in consultation with the Finance Team, through which market conditions and investors’ preferences, with regard to the timing of the issuance, the terms and conditions, related maturities, and other aspects of the structuring, marketing and pricing, will be determined, evaluated and factored into the structuring, marketing and pricing of the securitized utility tariff bonds.

211. To ensure that customers receive the quantifiable net present value benefits due from the proposed securitization and so that the proposed securitized utility tariff bond transaction will be in accordance with the quantifiable net present value benefits test set forth in Section 393.1700.2.(3)(c), it is necessary that (i) the issuance advice letter demonstrates that the proposed issuance of securitized utility tariff bonds and the imposition and collection of a securitized utility tariff charge are just and reasonable and in the public interest; and will provide quantifiable net present value benefits to customers as compared to recovery of the components of securitized utility tariff costs that would have been incurred absent the issuance of securitized utility tariff bonds, (ii) the scheduled final payment of the last tranche of securitized utility tariff bonds will not exceed 15 years (although the legal final maturity of the securitized utility tariff bonds may extend to 17 years) and (iii) Evergy West otherwise satisfies the requirements of this Financing Order.

D) Use of Proceeds

212. Upon the issuance of securitized utility tariff bonds, the SPE will use the net proceeds from the sale of the securitized utility tariff bonds (after payment of up-front financing costs) to pay Evergy West the purchase price of the securitized utility tariff property. Evergy West will use the proceeds from the sale of the securitized utility tariff property to recover the qualified extraordinary costs incurred by Evergy West in connection with the anomalous weather event Winter Storm Uri approved herein.

213. SPP has issued resettlements in the months of June, August, and December 2021 after the winter weather event. Evergy West will continue to track and adjust the amount that is ultimately requested to be financed in this proceeding as a result any other resettlements or adjustments that may occur, and will report these to the Commission on a monthly basis, provided, however, nothing may impact the amount of securitized utility tariff bonds or the securitized utility tariff charges.

V. Conclusions of Law

The Commission makes the following conclusions of law.

WW. Evergy West is an electrical corporation, as defined in Section 393.1700.1(6).

XX. Evergy Missouri West is entitled to file a petition for a financing order under Section 393.1700.

YY. The Commission has jurisdiction and authority over Evergy West’s petition under Section 393.1700.2.

ZZ. The Commission has authority to approve this Financing Order under Section 393.1700.2.

AAA. Notice of Evergy West’s petition was provided in compliance with Section 393.1700.2.(3)(a)b.

BBB. The Securitization Law permits an electrical corporation request a Commission order authorizing it to finance securitized utility tariff costs, including its qualified extraordinary costs.

CCC. Qualified extraordinary costs are defined in Section 393.1700.1.(13) to include costs incurred prudently before, on, or after August 28, 2021, of an extraordinary nature which would cause extreme customer rate impacts if reflected in retail customer rates recovered through customary ratemaking, such as but not limited to those related to purchases of fuel or power, inclusive of carrying charges, during anomalous weather events. Securitized utility tariff costs are defined Section 393.1700.1.(17) to include either energy transition costs or qualified extraordinary costs, as the case may be. Financing costs are defined in Section 393.1700.1.(8) to include: (i) interest and acquisition, defeasance, or redemption premiums payable on securitized utility tariff bonds; (ii) any payment required under an ancillary agreement and any amount required to fund or replenish a reserve account or other accounts established under the terms of any indenture, ancillary agreement, or other financing documents pertaining to securitized utility tariff bonds; (iii) any other cost related to issuing supporting, repaying, refunding, and servicing securitized utility tariff bonds, including servicing fees, accounting and auditing fees, trustee fees, legal fees, consulting fees, structuring adviser fees, administrative fees, placement and underwriting fees, independent director and manager fees, capitalized interest, rating agency fees, stock exchange listing and compliance fees, security registration fees, filing fees, information technology programming costs, and any other costs necessary to otherwise ensure the timely payment of securitized utility tariff bonds or other amounts or charges payable in connection with the bonds, including costs related to obtaining the financing order; (iv) any taxes and license fees or other fees imposed on the revenues generated from the collection of securitized utility tariff charges or otherwise resulting from the collection of securitized utility tariff charges, in any such case whether paid, payable, or accrued; (v) any state and local taxes, franchise, gross receipts, and other taxes or similar charges, including Commission assessment fees, whether paid, payable, or accrued; and (vi) any costs associated with performance of the Commission’s responsibilities under the Securitization Law in connection with approving, approving subject to conditions, or rejecting a petition for a financing order, and in performing its duties in connection with the issuance advice letter process, including costs to retain counsel, one or more financial advisors, or other consultants as deemed appropriate by the Commission and paid pursuant to the Securitization Law.

DDD. The SPE constitutes an assignee of Evergy West as defined in Section 393.1700.1.(2) when an interest in the securitized utility tariff property created under this Financing Order is transferred to SPE.

EEE. The holders of the securitized utility tariff bonds and the indenture trustee will each be a financing party as defined in Section 393.1700.1.(10).

FFF. The SPE may issue securitized utility tariff bonds in accordance with this Financing Order.

GGG. The issuance of securitized utility tariff bonds and the imposition and collection of securitized utility tariff charges approved in this Financing Order satisfies the requirements of Sections 393.1700.2.(3)(c)a., b. and c. mandating that (1) the amount of securitized utility tariff costs to be financed using securitized utility tariff bonds and the recovery of such costs is just and reasonable and in the public interest; (2) the proposed issuance of securitized utility tariff bonds and the imposition and collection of securitized utility tariff charges are just and reasonable and in the public interest and are expected to provide quantifiable net present value benefits to customers as compared to recovery of the components of securitized utility tariff costs that would have been incurred absent the issuance of securitized utility tariff bonds; and (3) the proposed structuring and pricing of the securitized utility tariff bonds are reasonably expected to result in the lowest securitized utility tariff charges consistent with market conditions at the time the securitized utility tariff bonds are priced and the terms of the financing order.

HHH. Evergy West is permitted to earn a return, at the cost of capital authorized hereunder, but no more, on any moneys advanced by Evergy West to fund reserves, if any, or capital accounts established under the terms of the indenture, any ancillary agreement, or other financing documents pertaining to the securitized utility tariff bonds. Evergy West shall account for any investment earnings on funds in such capital accounts in a future reconciliation pursuant to Section 393.1700.2.(3)(c)l.

III. This Financing Order adequately describes the amount of financing costs that Evergy West may recover through securitized utility tariff charges and specifies the period over which Evergy West may recover securitized utility tariff charges and financing costs in accordance with the requirements of Section 393.1700.2.(3)(c)a.

JJJ. The method approved in this Financing Order for allocating the securitized utility tariff charges satisfies the requirements of Section 393.1700.2.(3)(c)h.

KKK. As provided in Section 393.1700.2(3)(f), at the time the securitized utility tariff property is transferred from Evergy West to the SPE, this Financing Order is irrevocable and, except for changes made pursuant to the formula-based true-up mechanism authorized herein, the Commission may not amend, modify, or terminate the financing order by any subsequent action or reduce, impair, postpone, terminate, or otherwise adjust securitized utility tariff charges approved in this Financing Order.

LLL. As provided in Section 393.1700.2.(3)(d), the securitized utility tariff property identified herein will become securitized utility tariff property under the Securitization Law when it is sold to the SPE.

MMM. (a) All rights and interests of Evergy West under this Financing Order, including the right to impose, bill, charge, collect, and receive securitized utility tariff charges authorized in this Financing Order and to obtain periodic adjustments to such charges as provided in this Financing Order and (b) all revenues, collections, claims, rights to payments, payments, money, or proceeds arising from the rights and interests specified in this Financing Order, regardless of whether such revenues, collections, claims, rights to payment, payments, money, or proceeds are imposed, billed, received, collected, or maintained together with or commingled with other revenues, collections, rights to payment, payments, money, or proceeds that are sold to the SPE under the securitized utility tariff property sale agreement, will be securitized utility tariff property within the meaning of Section 393.1700.1.(18), are assignable and will become securitized utility tariff property when they are first transferred to SPE.

NNN. Upon its sale to the SPE, the securitized utility tariff property specified in this Financing Order will constitute an existing, present intangible property right or interest therein, notwithstanding that the imposition and collection of securitized utility tariff charges depends on Evergy West performing its servicing functions relating to the collection of securitized utility tariff charges and on future electricity consumption, as provided by Section 393.1700.5.(1)(a). The securitized utility tariff property will exist (a) regardless of whether or not the revenues or proceeds arising from the property have been billed, have accrued, or have been collected; and (b) notwithstanding the fact that the value or amount of the property is dependent on the future provision of service to customers by the electrical corporation or its successors or assignees and the future consumption of electricity by customers.

OOO. The securitized utility tariff property specified in this Financing Order will continue to exist until the securitized utility tariff bonds issued pursuant to this Financing Order are paid in full and all financing costs and other costs of such securitized utility tariff bonds have been recovered in full as provided in Section 393.1700.5.(1)(b).

PPP. Upon the transfer by Evergy West of securitized utility tariff property to the SPE, the SPE will have all of the rights, title, and interest of Evergy West with respect to such securitized utility tariff property, including the right to impose, bill, charge, collect, and receive the securitized utility tariff charges authorized by this Financing Order.

QQQ. The securitized utility tariff bonds issued under this Financing Order will be securitized utility tariff bonds within the meaning of Section 393.1700.1.(15), and the securitized utility tariff bonds and holders thereof will be entitled to all of the protections provided under Section 393.1700.11.

RRR. Amounts that are authorized by this Financing Order or the tariffs approved hereby are securitized utility tariff charges as defined in Section 393.1700.1.(16), and the amounts collected from retail customers with respect to such securitized utility tariff charges are securitized utility tariff charges as defined in Section 393.1700.1.(16).

SSS. As provided in Section 393.1700.5.(1)(e), the interests of SPE and the indenture trustee in the securitized utility tariff property and in the revenues and collections arising from the securitized utility tariff property will not be subject to setoff, counterclaim, surcharge, or defense by Evergy West or any other person or in connection with the reorganization, bankruptcy, or other insolvency of Evergy West or any other entity.

TTT. The methodology approved in this Financing Order to true-up the securitized utility tariff charges satisfies the requirements of Section 393.1700.2.(3)(c)e.

UUU. Upon the sale from Evergy West to the SPE of the securitized utility tariff property, the servicer will be able to recover the securitized utility tariff charges associated with such securitized utility tariff property only for the benefit of the SPE in accordance with the servicing agreement.

VVV. As provided in Section 393.1700.3.(5), Evergy West retains sole discretion regarding whether to cause the securitized utility tariff bonds to be issued, including the right to defer or postpone such sale, assignment, transfer, or issuance. Evergy West may abandon the issuance of securitized utility tariff bonds under this Financing Order by filing with the Commission a statement of abandonment and the reasons therefor.

WWW. The sale of the securitized utility tariff property from Evergy West to the SPE will be an absolute transfer and true sale of, and not a pledge of or secured transaction relating to, Evergy West’s right, title, and interest in, to, and under the securitized utility tariff property if the sale agreement governing such sale expressly states that the sale is a sale or other absolute transfer in accordance with Sections 393.1700.5.(3)(a) and (b). Upon the sale in accordance with the previous sentence, the characterization of the sale as an absolute transfer and true sale and the corresponding characterization of the property interest of the SPE will not be affected or impaired by the occurrence of (a) the commingling of securitized utility tariff charges with other amounts; (b) the retention by Evergy West of (i) a partial or residual interest, including an equity interest, in the securitized utility tariff property, whether direct or indirect, or whether subordinate or otherwise, or (ii) the right to recover costs associated with taxes, franchise fees, or license fees imposed on the collection of securitized utility tariff charges; (c) any recourse that the SPE may have against Evergy West; (d) any indemnification rights, obligations, or repurchase rights made or provided by Evergy West; (e) the obligation of Evergy West to collect securitized utility tariff charges on behalf of the SPE; (f) Evergy West acting as the servicer of the securitized utility tariff charges or the existence of any contract that authorizes or requires the electrical corporation, to the extent that any interest in securitized utility tariff property is sold or assigned, to contract with the SPE or any financing party that it will continue to operate its system to provide service to its customers, will collect amounts in respect of the securitized utility tariff charges for the benefit and account of the SPE or such financing party, and will account for and remit such amounts to or for the account of such assignee or financing party; (g) the treatment of the sale, conveyance, assignment, or other transfer for tax, financial reporting, or other purposes; (h) the granting or providing to bondholders a preferred right to the securitized utility tariff property or credit enhancement by Evergy West or its affiliates with respect to such securitized utility tariff bonds; or (i) any application of the formula-based true-up mechanism, in accordance with Section 393.1700.5.(3)(b).

XXX. As provided in Section 393.1700.5.(2)(b), a valid and binding security interest in the securitized utility tariff property in favor of the indenture trustee will be created at the later of the time this Financing Order is issued, the indenture is executed and delivered by the SPE granting such security interest, the SPE has rights in the securitized utility tariff property or the power to transfer rights in the securitized utility tariff property, or value is received for the securitized utility tariff property. Upon the filing of a financing statement with the office of the secretary of state as provided in the Securitization Law, a security interest in securitized utility tariff property shall be perfected against all parties having claims of any kind in tort, contract, or otherwise against the person granting the security interest, and regardless of whether the parties have notice of the security interest in accordance with Section 393.1700.5.(2)(c). Without limiting the foregoing, upon such filing a security interest in securitized utility tariff property shall be perfected against all claims of lien creditors, and shall have priority over all competing security interests and other claims other than any security interest previously perfected in accordance with the Securitization Law.

YYY. As provided in Section 393.1700.5.(3)(c), the transfer of an interest in securitized utility tariff property to SPE will be perfected against all third parties, including subsequent judicial or other lien creditors, when a notice of that transfer has been given by the filing of a financing statement in accordance with Section 393.1700.7.

ZZZ. As priority of the sale perfected under Section 393.1700.5. will not be impaired by any later modification of this Financing Order or securitized utility tariff property or by the commingling of funds arising from securitized utility tariff property with other funds. Any other security interest that may apply to those funds, other than a security interest perfected under Section 393.1700.5., is terminated when they are transferred to a segregated account for the SPE or a financing party. Any proceeds of the securitized utility tariff property shall be held in trust for the SPE.

AAAA.As provided in Section 393.1700.5.(2)(f), if a default occurs under the securitized utility tariff bonds that are securitized by the securitized utility tariff property, the indenture trustee may exercise the rights and remedies available to a secured party under the Missouri Uniform Commercial Code, including the rights and remedies available under part 6 of article 9 of the Missouri Uniform Commercial Code, and (a) the Commission may order that amounts arising from the related securitized utility tariff charges be transferred to a separate account for the indenture trustee’s benefit, to which their lien and security interest may apply and (b) on application by the indenture trustee, the district court of Jackson County, Missouri, will order the sequestration and payment to the indenture trustee of revenues arising from the securitized utility tariff charges.

BBBB.As provided in Section 393.1700.5(2)(f), if a default occurs under the securitized utility tariff bonds, on application by or on behalf of the financing parties, a district court of Jackson County, Missouri, must order the sequestration and payment to those parties of revenues arising from the securitized utility tariff charges. As provided by Section 393.1700.9., (a) neither the State of Missouri nor its political subdivisions are liable on the securitized utility tariff bonds approved under this Financing Order, and the securitized utility tariff bonds are not a debt or a general obligation of the State of Missouri or any of its political subdivisions, agencies, or instrumentalities, nor are they special obligations or indebtedness of the State of Missouri or any agency or political subdivision and (b) the issuance of securitized utility tariff bonds approved under this Financing Order does not, directly, indirectly, or contingently, obligate the State of Missouri or any agency, political subdivision, or instrumentality of the state to levy any tax or make any appropriation for payment of the securitized utility tariff bonds, other than in their capacity as consumers of electricity.

CCCC. Under Section 393.1700.11.(1), the State of Missouri and its agencies, including the Commission, have pledged for the benefit and protection of bondholders, the owners of the securitized utility tariff property, other financing parties and Evergy West, that the State and its agencies will not (a) alter the provisions of the Securitization Law, (b) take or permit any action that impairs or would impair the value of securitized utility tariff property or the security for the securitized utility tariff bonds or revises the securitized utility tariff costs for which recovery is authorized, (c) in any way impair the rights and remedies of the bondholders, assignees, and other financing parties or (d) except for changes made pursuant to the true-up mechanism authorized under this Financing Order, reduce, alter, or impair securitized utility tariff charges until any and all principal, interest, premium, financing costs and other fees, expenses, or charges incurred, and any contracts to be performed, in connection with the securitized utility tariff bonds have been paid and performed in full. The SPE is authorized under Section 393.1700.11.(2) and this Financing Order to include this pledge in the securitized utility tariff bonds and related documents. The pledge does not preclude limitation or alteration if full compensation is made by law for the full protection of the securitized utility tariff charges collected pursuant to this Financing Order and of the bondholders and any assignee or financing party entering into a contract with Evergy West.

DDDD. This Financing Order will remain in effect and unabated notwithstanding the reorganization, bankruptcy, or other insolvency proceedings, merger or sale of Evergy West, its successors, or assignees.

EEEE. Pursuant to Section 393.1700.2.(3)(a)c., this Financing Order is subject to judicial review only in accordance with Sections 386.500 and 386.510.

FFFF. This Financing Order meets the requirements for a financing order under Section 393.1700.

Ordering Paragraphs

In accordance with these findings of fact and conclusions of law, the Commission issues the following orders:

Approval

1. Approval of Petition. The petition of Evergy West for the issuance of a financing order under Sections 393.1700 are approved, subject to the conditions and criteria provided in this Financing Order.

2. Authority to Securitize. Evergy West is authorized in accordance with this Financing Order to finance and to cause the issuance of securitized utility tariff bonds with a principal amount equal to the sum of (a) the securitizable balance at the time the securitized utility tariff bonds are issued plus (b) up-front financing costs, which includes (i) underwriters discounts and commissions, (ii) legal costs, (iii) the cost of original issue discount, credit enhancements and other arrangements to enhance marketability as in accordance with ordering paragraph 23, (iv) rating agency fees, (v) United States Securities and Exchange Commission registration fees, and (vi) any costs of the Commission associated with its responsibilities under the Securitization Law in connection with this Financing Order, and in performing its duties in connection with the structuring, marketing and pricing of the securitized utility tariff bonds and the issuance advice letter process (including any costs of the Commission’s designated representatives, financial advisors and other advisors (including outside bond counsel)). The securitizable balance as of any given date is equal to the balance of qualified extraordinary costs plus carrying costs accruing at a 5.06 percent long-term debt rate through the date the securitized utility tariff bonds are issued. If the actual up-front financing costs are less than the up-front financing costs included in the aggregate principal amount of the securitized utility tariff bonds, the amount of such unused funds (together with interest, if any, earned from the investment of such funds) will be returned to customers in a general rate proceeding. If the actual up-front financing costs are more than the up-front financing costs included in the aggregate principal amount of the securitized utility tariff bonds, Evergy West will have the right to be reimbursed for such prudently incurred excess amounts through the establishment of a regulatory asset.

3. Recovery of Securitized Utility Tariff Costs. Evergy West is authorized to recover $307,811,246 of its qualified extraordinary costs related to Winter Storm Uri. The up-front financing costs are estimated to be $6.0 million plus the cost of the Commission’s advisors, which will be updated through the issuance advice process.

4. Tracing Funds. Evergy West’s proposed method of tracing funds collected as securitized utility tariff charges, or other proceeds of securitized utility tariff property shall be used to trace such funds and to determine the identifiable cash proceeds of any securitized tariff property subject to this Financing Order under applicable law.

5. Third Party Billing. If the State of Missouri or this Commission decides to allow billing, collection, and remittance of the securitized utility tariff charges by a third-party supplier within Evergy West’s service territory, such authentication will be consistent with the rating agencies’ requirements necessary for the securitized utility tariff bonds to receive and maintain the targeted triple-A rating.

6. Provision of Information. Evergy West must take all necessary steps to ensure that the Commission and its designated representatives and their financial and other advisors are provided sufficient and timely information as provided in this Financing Order in order to fulfill their obligations under the Securitization Law and this Financing Order.

7. Issuance Advice Letter. Evergy West shall submit a draft issuance advice letter to the Finance Team for review not later than two weeks before the expected date of commencement of marketing the securitized utility tariff bonds; provided that such draft issuance advice letter will be revised as necessary and re-submitted to the Finance Team if the expected date of commencement of marketing is delayed. With the agreement of the Finance Team, the actual date of the commencement of marketing may be a date other than the expected date. The Finance Team will review the draft issuance advice letter and provide timely feedback to Evergy West based on the progression of structuring and marketing of the securitized utility tariff bonds. Not later than one day after the pricing of the securitized utility tariff bonds and before issuance of the securitized utility tariff bonds, Evergy West shall provide the Commission an issuance advice letter in substantially the form of the issuance advice letter attached as Appendix A to this Financing Order. Evergy West and the lead underwriters for the securitized utility tariff bonds shall provide a written certificate to the Commission certifying that the issuance of the securitized utility tariff bonds (i) complies with this Financing Order, (ii) complies with all other applicable legal requirements (including all requirements of Section 393.1700), (iii) that the issuance of the securitized utility tariff bonds and the imposition of the securitized utility tariff charges will provide quantifiable net present value benefits to customers as compared to recovery of the components of securitized utility tariff costs that would have been incurred absent the issuance of securitized utility tariff bonds, and (iv) that the structuring, marketing and pricing of the securitized utility tariff bonds will result in the lowest securitized utility tariff charges consistent with market conditions at the time the securitized utility tariff bonds are priced and the terms of this Financing Order. The issuance advice letter must be completed, must evidence the actual dollar amount of the initial securitized utility tariff charges and other information specific to the securitized utility tariff bonds to be issued. The issuance advice letter will demonstrate the ultimate amounts of quantifiable net present value benefits. In addition, if more than de minimis original issue discount, credit enhancements, or arrangements to enhance marketability are used, the issuance advice letter must include certification that such original issue discount, credit enhancements, or other arrangements are reasonably expected to provide benefits as required by this Financing Order. All amounts which require computation shall be computed using the mathematical formulas contained in the form of the issuance advice letter in Appendix A to this Financing Order and the Securitized Utility Tariff Rider. Electronic spreadsheets with the formulas supporting the schedules contained in the issuance advice letter must be included with such letter. The Finance Team may request such revisions to the issuance advice letter as may be necessary to assure the accuracy of the calculations and information included and that the requirements of the Securitization Law and this Financing Order. The initial securitized utility tariff charges and the final terms of the securitized utility tariff bonds set forth in the issuance advice letter will become effective on the date of issuance of the securitized utility tariff bonds (which must not occur before the fifth business day after pricing) unless before noon on the fourth business day after the Commission receives the issuance advice letter, the Commission issues a disapproval letter directing that the securitized utility tariff bonds as proposed shall not be issued and the basis for that disapproval.

8. Approval of Tariff. The form of Securitized Utility Tariff Rider attached as Appendix B to this order is approved. Before the issuance of any securitized utility tariff bonds under this Financing Order, Evergy West must file compliance tariff sheets that conform to the form of the Securitized Utility Tariff Rider tariff provisions attached to this Financing Order, but with rate elements left blank. With its submission of the issuance advice letter, Evergy West shall also submit a compliance tariff sheet, bearing an effective date no earlier than five business days after its submission, containing the rate elements of the securitized utility tariff charge. That compliance tariff sheet shall become effective on the date the securitized utility tariff bonds are issued with no further action of the Commission unless the Commission issues a disapproval letter as described in Ordering Paragraph 7.

Securitized Utility Tariff Charges

9. Imposition and Collection. Evergy West is authorized to impose on and the servicer is authorized to collect from all existing and future retail customers225 located within Evergy West’s service area as such service area exists on the date this Financing Order is issued and other entities which, under the terms of this Financing Order or the tariffs approved hereby, are required to bill, pay, or collect securitized utility tariff charges, securitized utility tariff charges in an amount sufficient to provide for the timely recovery of the aggregate total securitized revenue requirements (including payment of principal of and interest on the securitized utility tariff bonds), as approved in this Financing Order. If there is a partial payment of an amount billed, the amount paid must first be apportioned ratably between the securitized utility tariff charges and other fees (excluding any late fees), and second, any remaining portion of the payment must be allocated to late fees.

225	Excluding special contract customers as of August 28, 2021.

10. SPE’s Rights and Remedies. Upon the sale by Evergy West of the securitized utility tariff property to the SPE, the SPE will have all of the rights and interest of Evergy West with respect to such securitized utility tariff property, including, without limitation, the right to exercise any and all rights and remedies with respect thereto, including the right to authorize disconnection of electric service and to assess and collect any amounts payable by any retail customer in respect of the securitized utility tariff property.

11. Collector of Securitized Utility Tariff Charges. Evergy West or any subsequent servicer of the securitized utility tariff bonds shall bill a customer or other entity, which, under the terms of this Financing Order or the tariffs approved hereby, is required to bill or collect securitized utility tariff charges for the securitized utility tariff charges attributable to that customer.

12. Collection Period. The scheduled final payment date of securitized utility tariff bonds may not exceed 15 years and the legal final maturity of such tranche of the securitized utility tariff bonds may extend to 17 years.

13. Allocation. Evergy West shall allocate the securitized utility tariff charges in the manner described in this Financing Order.

14. Nonbypassability. Evergy West shall collect and remit the securitized utility tariff charges in accordance with this Financing Order.

15. True-Ups. Evergy West shall file true-up adjustments of the securitized utility tariff charges as described in this Financing Order.

16. Ownership Notification. The servicer shall ensure that each retail customer bill that includes the securitized utility tariff charge meets the notification of ownership and separate line item requirements set forth in this Financing Order.

Securitized Utility Tariff Bonds

17. Issuance. Evergy West is authorized to cause the SPE to issue one series of securitized utility tariff bonds as specified in this Financing Order. The securitized utility tariff bonds must be denominated in United States Dollars.

18. Up-front Financing Costs. Evergy West may finance up-front financing costs in accordance with the terms of this Financing Order, which provides that the total amount for up-front financing cost, which includes (i) underwriters’ discounts and commissions, (ii) legal fees, (iii) auditor fees, (iv) structuring advisor fees, (v) the cost of original issue discount, credit enhancements and other arrangements to enhance marketability as discussed in ordering paragraphs 7 and 23, (vi) information technology programming costs, (vii) rating agency fees, (viii) United States Securities and Exchange Commission registration fees, and (ix) any costs of the Commission associated with its responsibilities under the Securitization Law in connection with this Financing Order, and in performing its duties in connection with the structuring, marketing and pricing of the securitized utility tariff bonds and the issuance advice letter process (including any costs of the Commission’s designated representatives, financial advisors and other advisors (including outside counsel)).

19. Ongoing Financing Costs. Evergy West may recover its actual ongoing financing costs through its securitized utility tariff charges set forth in Appendix C to this Financing Order. The amount of ongoing financing costs is subject to updating in the issuance advice letter in consultation with the Finance Team to reflect a change in the size of the securitized utility tariff bond issuance and other information available at the time of filing the issuance advice letter. As provided in ordering paragraph 30, a servicer, other than Evergy West or its affiliates, may collect a servicing fee higher than that set forth in Appendix C to this Financing Order, if such higher fee is approved by the Commission and the indenture trustee and subject to rating agency conditions.

20. Collateral. All securitized utility tariff property and other collateral must be held and administered by the indenture trustee under the indenture as described in Evergy West’s petition. The SPE must establish a collection account with the indenture trustee as described in finding of fact number [189]. Upon payment of the principal amount of all securitized utility tariff bonds authorized in this Financing Order and the discharge of all obligations in respect thereof, all amounts in the collection account, including investment earnings, must be released by the indenture trustee to the SPE for distribution in accordance with ordering paragraph 21.

21. Distribution Following Repayment. Following repayment of the securitized utility tariff bonds authorized in this Financing Order and release of the funds held by the indenture trustee, the servicer, on behalf of the SPE, must credit to retail customers, the final balance of the subaccounts (other than principal remaining in the capital subaccount), whether such balance is attributable to principal amounts deposited in such subaccounts or to interest thereon, remaining after all other financing costs have been paid. The SPE shall also credit to retail customers any subsequently collected securitized utility tariff charges.

22. Funding of Capital Subaccount. The capital contribution by Evergy West to be deposited into the capital subaccount shall be funded by Evergy West and not from the proceeds of the sale of securitized utility tariff bonds at an amount not less than 0.50 percent of the original principal amount of the securitized utility tariff bonds and required by tax and rating agency requirements at the time of issuance determined in consultation with the Finance Team. Evergy West is authorized to receive a return on the capital contribution at a WACC of 8.9 percent. Upon payment of the principal amount of all securitized utility tariff bonds and the discharge of all obligations in respect thereof, all amounts in the capital subaccount, will be released to the SPE for payment to Evergy West, with any investment earnings on funds in the capital account to be accounted for in a future reconciliation process under Section 393.1700.2.(3)(c)k.

23. Original Issue Discount, Credit Enhancement. Evergy West may provide original issue discount or provide for various forms of credit enhancement, including letters of credit, an overcollateralization subaccount or other accounts, surety bonds, and other mechanisms designed to promote the credit quality or marketability of the securitized utility tariff bonds to the extent permitted by and subject to the terms of this Financing Order only if Evergy West certifies that such arrangements are reasonably expected to provide benefits greater than their cost and such certifications are agreed with by the Finance Team. Except for a de minimis amount of original issue discount, any decision to use such arrangements to enhance credit or promote marketability must be made in consultation with the Finance Team. Evergy West may not enter into an interest rate swap, currency hedge, or interest rate hedging arrangement. This ordering paragraph does not apply to the collection account or its subaccounts approved in this Financing Order.

24. Recovery Period. The Commission authorizes Evergy West to recover the securitized utility tariff costs and financing costs over a period not to exceed 17 years from the date the securitized utility tariff bonds are issued, although this does not prohibit recovery of securitized utility tariff charges for service rendered during the 17-year period but not actually collected until after the 17-year period.

25. Amortization Schedule. The securitized utility tariff bonds shall be structured to provide a securitized utility tariff charge that is based on substantially levelized annual revenue requirements over the expected life of the securitized utility tariff bonds and allocated on the basis of loss-adjusted energy sales, subject to modification in accordance with this Financing Order.

26. Finance Team Participation in Bond Issuance. The Commission, acting through its Finance Team, may participate with Evergy West in discussions regarding the structuring, marketing and pricing of the securitized utility tariff bonds. The Finance Team has the right to provide input to Evergy West and collaborate with Evergy West in all facets of the structuring, marketing and pricing bond processes, including but not limited to, (1) the underwriter and any other member of the syndicate group size, selection process, participants, allocations and economics; (2) the structure of the bonds; (3) the bonds credit rating agency application; (4) the underwriters’ preparation, marketing and syndication of the bonds; (5) the pricing of the bonds and the certifications provided by Evergy West and the underwriters; (6) all associated costs, (including up front and ongoing financing costs), servicing and administrative fees and associated crediting; (7) bond maturities; (8) reporting templates; (9) the amount of any capital contributions; (10) credit enhancements; and (11) the initial calculations of the securitized utility tariff charges. The foregoing and other items may be reviewed during the entire course of the Finance Team’s process. The Finance Team’s review will begin immediately following this Financing Order becoming non-appealable and will continue until the issuance advice letter becomes effective. The Finance Team will not have authority to direct how Evergy West places the securitized utility tariff bonds to market although they shall be permitted to attend all meetings, participate in all calls, emails, and other communications relating to the structuring, marketing, pricing and issuance of the securitized utility tariff bonds. The Commission retains authority over enforcing the terms of this Financing Order, and the Finance Team’ process may petition the Commission for relief for any actual or threatened violation of the terms of the Financing Order.

27. Use of the SPE. Evergy West must use the SPE, a bankruptcy-remote special purpose entity, to issue the securitized utility tariff bonds authorized under this Financing Order. The SPE must be funded with an amount of capital that is sufficient for the SPE to carry out its intended functions and to avoid the possibility that Evergy West would have to extend funds to the SPE in a manner that could jeopardize the bankruptcy remoteness of SPE.

Servicing

28. Servicing Agreement. The Commission authorizes Evergy West to enter into the servicing agreement with the SPE and to perform the servicing duties approved in this Financing Order. Without limiting the foregoing, in its capacity as initial servicer of the securitized utility tariff property, Evergy West is authorized to calculate, impose, bill, charge, collect and receive for the account of the SPE, the securitized utility tariff charges authorized in this Financing Order, as adjusted from time to time to meet the total securitized revenue requirements as provided in this Financing Order; and to make such filings and take such other actions as are required or permitted by this Financing Order in connection with the periodic true-up adjustments described in this Financing Order. The servicer is entitled to collect servicing fees in accordance with the provisions of the servicing agreement; provided that the annual servicing fee payable to Evergy West while it is serving as servicer (or to any other servicer affiliated with Evergy West) must not at any time exceed 0.05 percent of the original principal amount of the securitized utility tariff bonds. The annual servicing fee payable to any servicer not affiliated with Evergy West must not at any time exceed 0.60 percent of the original principal amount of the securitized utility tariff bonds unless such higher rate is approved by the Commission and the indenture trustee and subject to rating agency conditions under ordering paragraph 30.

29. Administration Agreement. The Commission authorizes Evergy West to enter into an administration agreement with the SPE to provide the services covered by the administration agreements. The fee charged by Evergy West as administrator under that agreement must not exceed $50,000 per annum plus reimbursable third-party costs.

30. Replacement of Evergy West as Servicer. Upon the occurrence of a servicer termination event under the servicing agreement, the financing parties may replace Evergy West as the servicer in accordance with the terms of the servicing agreement. The servicing fee of the replacement servicer shall not exceed the applicable maximum servicing fee unless approved as specified in ordering paragraph 28, the replacement servicer must not begin providing service until the date the Commission approves the appointment of such replacement servicer. No entity may replace Evergy West as the servicer in any of its servicing functions with respect to the securitized utility tariff charges and the securitized utility tariff property authorized by this Financing Order, if the replacement would cause any of the then current credit ratings of the securitized utility tariff bonds to be suspended, withdrawn, or downgraded.

31. Amendment of Agreements. The parties to the servicing agreement, administration agreement, indenture, and securitized utility tariff property purchase and sale agreement may amend the terms of such agreements; provided that no amendment to any such agreement increases the ongoing financing costs without the approval of the Commission. Any amendment to any such agreement that may have the effect of increasing ongoing financing costs must be provided by the SPE to the Commission along with a statement as to the possible effect of the amendment on the ongoing financing costs.

32. Collection Terms. The servicer shall remit collections of the securitized utility tariff charges to the SPE or the indenture trustee for the SPE’s account in accordance with the terms of the servicing agreement.

33. Federal Securities Law Requirements. Each other entity responsible for collecting securitized utility tariff charges from retail customers must furnish to the SPE or Evergy West or to any successor servicer information and documents necessary to enable the SPE or Evergy West or any successor servicer to comply with their respective disclosure and reporting requirements, if any, with respect to the securitized utility tariff bonds under federal securities laws.

Structure of the Securitization

34. Structure. Evergy West shall structure the issuance of the securitized utility tariff bonds and the imposition and collection of the securitized utility tariff charges as set forth in this Financing Order.

Use of Proceeds

35. Use of Proceeds. Upon the issuance of securitized utility tariff bonds, the SPE shall pay the net proceeds from the sale of the securitized utility tariff bonds (after payment of up-front financing costs) to pay Evergy West the purchase price of the securitized utility tariff property. Evergy West shall use the proceeds from the sale of the securitized utility tariff property to recover the qualified extraordinary costs incurred by Evergy West in connection with the anomalous weather event Winter Storm Uri approved herein.

Miscellaneous Provisions

36. Continuing Issuance Right. In accordance with Section 393.1700.2(3)(c)n., Evergy West has the continuing irrevocable right to cause the issuance of securitized utility tariff bonds in one series in accordance with this Financing Order for a period commencing with the date of this Financing Order and extending 24 months following the date on which this Financing Order becomes final and no longer subject to any appeal. If, at any time during the effective period of this Financing Order, there is a severe disruption in the financial markets of the United States, the effective period may be extended with the approval of the Commission’s designated representatives to a date which is not less than 90 days after the date such disruption ends.

37. Binding on Successors. This Financing Order, together with the securitized utility tariff charges authorized in it, shall be binding on Evergy West and any successor to Evergy West that provides transmission and distribution service directly to retail customers in Evergy West’s service area as it exists on the date of this Financing Order, any other entity that provides transmission or distribution services to retail customers within that service area, and any successor to such other entity. In this paragraph, a successor means any entity that succeeds to any interest or obligation of its predecessor, including by way of bankruptcy, reorganization or other insolvency proceeding, merger, consolidation, conversion, assignment, pledge or other security, by operation of law or otherwise.

38. Flexibility. Subject to compliance with the requirements of this Financing Order, Evergy West and the SPE are afforded flexibility in establishing the terms and conditions of the securitized utility tariff bonds, including the final structure of the SPE, repayment schedules, term, payment dates, collateral, credit enhancement, required debt service, interest rates, use of original issue discount, and other financing costs.

39. Effectiveness of Order. This Financing Order will become effective on November 27, 2022. However, no securitized utility tariff property is created hereunder, and Evergy West is not authorized to impose, collect, and receive securitized utility tariff charges until the securitized utility tariff property has been sold to the SPE in conjunction with the issuance of the securitized utility tariff bonds.

40. Regulatory Approvals. All regulatory approvals within the jurisdiction of the Commission that are necessary for the recovery of the approved securitized utility tariff charges associated with the securitized utility tariff costs that are the subject of the petition and for all related transactions contemplated in the petition are granted

41. Payment of Commission’s Costs for Professional Services. Evergy West shall pay all costs of the Commission in connection with the petition, this Financing Order and the proposed transaction, including, but not limited to, the Commission’s outside attorneys’ fees and the fees of any financial or other advisors from the proceeds of the securitized utility tariff bonds on the date of issuance as up-front financing costs.

42. Effect. This Financing Order constitutes a legal financing order for Evergy West under the Securitization Law. The Commission finds this Financing Order complies with the Securitization Law. A financing order gives rise to rights, interests, obligations, and duties as expressed in the Securitization Law. It is the Commission’s express intent to give rise to those rights, interests, obligations, and duties by issuing this Financing Order. Evergy West and the SPE are directed to take all actions as are required to effectuate the transactions approved in this Financing Order, subject to compliance with the conditions and criteria established in this Financing Order.

43. Rejection of the Stipulation. The Non-Unanimous Stipulation and Agreement submitted by Evergy West, Staff, and Public Counsel on August 1, 2022, is rejected and the Commission does not adopt it as the resolution of any issue contained therein.

44. All Other Motions Denied. The Commission denies all other motions and any other requests for general or specific relief that have not been expressly granted.

45. This report and order shall become effective on November 27, 2022.

BY THE COMMISSION
/s/ Morris L. Woodruff
Morris L. Woodruff Secretary

Silvey, Chm., Rupp, Coleman, Holsman, and Kolkmeyer CC., concur and certify compliance with the provisions of Section 536.080, RSMo (2016).

Clark, Senior Regulatory Law Judge

FORM OF ISSUANCE ADVICE LETTER

                    Day of                2023

Case No.

MISSOURI PUBLIC SERVICE COMMISSION

SUBJECT: ISSUANCE ADVICE LETTER FOR SECURITIZED UTILITY TARIFF BONDS

Pursuant to the Financing Order adopted in Petition of Evergy Missouri West, Inc. d/b/a Evergy Missouri West for a Financing Order, Case No. (the “Financing Order”), EVERGY MISSOURI WEST, INC. D/B/A EVERGY MISSOURI WEST (“Petitioner”) hereby submits, no later than one day after the pricing date of the Securitized Utility Tariff Bonds, the information referenced below. This Issuance Advice Letter is for the 202[3] Securitized Utility Tariff Bonds, tranches A-1 through A-[    ]. Any capitalized terms not defined in this letter have the meanings ascribed to them in the Financing Order.

PURPOSE

This filing establishes the following:

(a)	the total amount of Securitized Utility Tariff Costs and Financing Costs being financed;

(b)	the amounts of quantifiable net present value savings;

(c)	confirmation of compliance with issuance standards;

(d)	the actual terms and structure of the Securitized Utility Tariff Bonds being issued;

(e)	the initial Securitized Utility Tariff Charge for retail customers; and

(f)	the identification of the Special Purpose Entity (SPE).

SECURITIZED UTILITY TARIFF COSTS AND FINANCING COSTS BEING FINANCED

The total amount of Securitized Utility Tariff Costs and Financing Costs being financed (the “Securitized Costs”) is presented in Attachment 1.

COMPLIANCE WITH ISSUANCE STANDARDS

The Financing Order requires Petitioner to confirm, using the methodology approved therein, that the actual terms of the Securitized Utility Tariff Bonds result in compliance with the standards set forth in the Financing Order. These standards are:

1.

The financing of Qualified Extraordinary Costs and Financing Costs will provide quantifiable net present value benefits to retail customers, greater than would be achieved compared to the customary method of financing with respect to the Qualified Extraordinary Costs in retail customer rates (See Attachment 2, Schedule D);

Appendix A

2.

The Securitized Utility Tariff Bonds will be issued in one series comprised of one or more tranches having a scheduled final payment of years and legal final maturities not exceeding years from the date of issuance of such series (See Attachment 2, Schedule A);

3.

The Securitized Utility Tariff Bonds may be issued with an original issue discount, additional credit enhancements, or arrangements to enhance marketability provided that the Petitioner certifies that the original issue discount, additional credit enhancements, or arrangements to enhance marketability will provide quantifiable net present value benefits greater than its cost; and

4.

The structuring, marketing and pricing of the Securitized Utility Tariff Bonds is certified by the Petitioner to result in the lowest Securitized Utility Tariff Charges consistent with market conditions at the time the Securitized Utility Tariff Bonds were priced and the terms of the Financing Order.

5.	The amount of [Securitized Utility Tariff Costs] to be financed using Securitized Utility Tariff Bonds are $ .

6.	The recovery of such Securitized Utility Tariff Costs is just and reasonable and in the public interest.

7.	The estimate of the amount of Financing Costs that may be recovered through Securitized Utility Tariff Charges is $ .

8.	The period over which the Securitized Utility Tariff Costs and Financing Costs may be recovered is years.

9.	Add other findings from Section 393.1700.2.(3)(c).

Appendix A

ACTUAL TERMS OF ISSUANCE

Securitized Utility Tariff Bonds:

Securitized Utility Tariff Bond Issuer: [SPE]

Trustee:

Closing Date:                         , 202[3]

Bond Ratings: [S&P AAA(sf), Moody’s Aaa(sf)]

Amount Issued: $

Securitized Utility Tariff Bond Upfront Financing Costs: See Attachment 1, Schedule B.

Securitized Utility Tariff Bond Ongoing Financing Costs: See Attachment 2, Schedule B.

Tranche	Coupon Rate	Scheduled Final Payment	Legal Final Maturity
A-1	— %	—	—

Effective Annual Weighted Average Interest Rate of the Securitized Utility Tariff Bonds:	[ ]%
Life of the Securitized Utility Tariff Bonds:	Years
Weighted Average Life of the Securitized Utility Tariff Bonds:	Years
Call provisions (including premium, if any):	N/A
Target Amortization Schedule:	Attachment 2, Schedule A
Scheduled Final Payment Dates:	Attachment 2, Schedule A
Legal Final Maturity Dates:	Attachment 2, Schedule A
Payments to Investors:	Semi-annually Beginning , 20__
Initial annual Servicing Fee as a percent of original Securitized Utility Tariff Bond principal balance:	[0.05]%

Appendix A

INITIAL SECURITIZED UTILITY TARIFF CHARGE

Table I below shows the current assumptions for each of the variables used in the calculation of the initial Securitized Utility Tariff Charges.

TABLE I
Input Values For Initial Securitized Utility Tariff Charges
Applicable period: from to
Forecasted retail kWh/kW sales for the applicable period:	$
Securitized Utility Tariff Bond debt service for the applicable period	$
Percent of billed amounts expected to be charged-off:	$
Forecasted % of Billing Paid in the Applicable Period:	$
Forecasted retail kWh/kW sales billed and collected for the applicable period.	$
Forecasted annual ongoing financing costs (excluding debt service):	$
Initial Securitized Utility Tariff Bond outstanding balance:	$
Target Securitized Utility Tariff Bond outstanding balance as of: / / :	$
Total Securitized Revenue Requirement for applicable period:	$

IDENTIFICATION OF SPE

The owner of the Securitized Utility Tariff Property will be:                             [SPE].

EFFECTIVE DATE

In accordance with the Financing Order, the Securitized Utility Tariff Charge shall be automatically effective upon the Petitioner’s receipt of payment in the amount of $_____ from [SPE], following Petitioner’s execution and delivery to [SPE] of the Bill of Sale transferring Petitioner’s rights and interests under the Financing Order and other rights and interests that will become Securitized Utility Tariff Property upon transfer to [SPE] as described in the Financing Order.

Appendix A

NOTICE

Copies of this filing are being furnished to the parties on the attached service list. Notice to the public is hereby given by filing and keeping this filing open for public inspection at Petitioner’s corporate headquarters.

AUTHORIZED OFFICER

The undersigned is an officer of Petitioner and authorized to deliver this Issuance Advice Letter on behalf of Petitioner.

Respectfully submitted,

EVERGY MISSOURI WEST, INC. D/B/A
EVERGY MISSOURI WEST

By:

Name:

Title:

Appendix A

ATTACHMENT 1

SCHEDULE A

CALCULATION OF SECURITIZED UTILITY TARIFF COSTS

AND FINANCING COSTS

Securitized Utility Tariff Costs to be financed: $

Upfront Financing Costs $

TOTAL COSTS TO BE FINANCED $

Appendix A

ATTACHMENT 1

SCHEDULE B

ESTIMATED UPFRONT FINANCING COSTS

UP-FRONT FINANCING COSTS
Legal Fees (Company, Issuer, Trustee, and Underwriter)	$
Underwriters’ Fees	$
Auditor’s Fee	$
Structuring Advisor’s Fee	$
Information Technology Programming Costs	$
Costs of the Commission	$
Original Issue Discount	$
SEC Registration Fee	$
SEC Registration Fee	$
Bond Rating Fees	$
Miscellaneous	$
TOTAL UP-FRONT FINANCING COSTS FINANCED	$

Note: Differences that result from the Estimated Up-front Financing Costs financed being more or less than the Actual Upfront Financing Costs incurred will be resolved through the process described in the Financing Order.

Appendix A

ATTACHMENT 2

SCHEDULE A

SECURITIZED UTILITY TARIFF BOND REVENUE REQUIREMENT

INFORMATION

TRANCHE

Payment Date	Principal Balance	Interest	Principal	Total Payment
$
		$	$	$

Appendix A

ATTACHMENT 2

SCHEDULE B

ONGOING FINANCING COSTS

ANNUAL AMOUNT
Servicing Fee (Evergy Missouri West as Servicer) (0.05% of initial Securitized Utility Tariff Bond principal amount)	$
Administration Fee	$
Trustee’s/Trustee’s Counsel Fees and Expenses	$
Auditing/Accounting Fees	$
Legal Fees/Expenses	$
Rating Agency Surveillance Fees	$
Return on Capital Account	$
Printing/Edgarizing Fees	$
Independent Director’s or Manager’s Fees	$
Miscellaneous	$
TOTAL ONGOING FINANCING COSTS (with Evergy Missouri West as Servicer)	$
Ongoing Servicers Fee (Third Party as Servicer) (0.60% of principal amount)	$
TOTAL ONGOING FINANCING COSTS (Third Party as Servicer	$

Note: The amounts shown for each category of operating expense on these attachments are the expected expenses for the first year of the Securitized Utility Tariff Bonds. Securitized Utility Tariff Charges will be adjusted at least annually to reflect any changes in Ongoing Financing Costs through the true-up process described in the Financing Order.

Appendix A

ATTACHMENT 2

SCHEDULE C

CALCULATION OF SECURITIZED UTILITY TARIFF CHARGES

Year	Securitized Utility Tariff Bond Payments[1]	Ongoing Costs[2]	Total Nominal Securitized Utility Tariff Charge Requirement[3]	Present Value of Securitized Utility Tariff Charges[4]
1	$	$	$	$
2	$	$	$	$
3	$	$	$	$
4	$	$	$	$
5	$	$	$	$
6	$	$	$	$
7	$	$	$	$
8	$	$	$	$
9	$	$	$	$
10	$	$	$	$
11	$	$	$	$
12	$	$	$	$
13	$	$	$	$
14	$	$	$	$
Total	$	$	$	$

[1]	From Attachment 2, Schedule A.
[2]	From Attachment 2, Schedule B.
[3]	Sum of Securitized Utility Tariff Bond payments and ongoing costs.
[4]	Calculated in accordance with the methodology cited in the Financing Order.

Appendix A

ATTACHMENT 2

SCHEDULE D

COMPLIANCE WITH SECTION 393.1700

Quantifiable Benefits Test:5

	Securitization			FAC/PISA 20 years			Amortization: 15 Years
Storm Uri costs (incl. carrying)	$	[	•]	$	[	•]	$	[	•]
Up-front financing costs	$	[	•]					—
Total	$	[	•]	$	[	•]	$	[	•]
Carrying cost		[	•]%		[	•]%		[	•]%
Term (years)		[	•]		[	•]		[	•]
Monthly payment	$	[	•]
Ongoing costs (monthly)	$	[	•]				$	[	•]
Monthly revenue requirement	$	[	•]	$	[	•]	$	[	•]
Total payments/Collected	$	[	•]	$	[	•]	$	[	•]
Securitization benefit				$	[	•]	$	[	•]
Discount Rate (5.06%)		[	•]%		[	•]%		[	•]%
NPV payments discounted	$	[	•]
@ Discount Rate				$	[	•]	$	[	•]
NPV securitization benefit				$	[	•]	$	[	•]

[5]	Calculated in accordance with the methodology cited in the Financing Order.

Appendix A

EVERGY MISSOURI WEST, INC. d/b/a EVERGY MISSOURI WEST

P.S.C. MO. No.	Revised Sheet No.

Canceling P.S.C. MO. No.	Original Sheet No.

For Missouri Retail Service
SECURITIZED UTILITY TARIFF RIDER

APPLICABILITY

The Securitized Utility Tariff Rider is a non-bypassable charge paid by all existing or future retail customers receiving electrical service from an electrical corporation or its successors or assignees under Commission-approved rate schedules (except for customers receiving electrical service under special contracts on August 28, 2021), even if a customer elects to purchase electricity from an alternative electricity supplier following a fundamental change in regulation of public utilities in Missouri.

The Securitized Utility Tariff Rider will be applicable to customers newly served by the Company due to organic growth within its existing service territory or expansion of the Company’s service territory by way of a new certificate of convenience and necessity or a new territorial agreement. The Securitized Utility Tariff Rider will not apply to customers in other utility jurisdictions merged with, or acquired by, the Company in the future. This charge will continue to be applicable to any customers (new or existing) currently served by the Company, but subsequently served by some other electric service provider as a result of a territorial agreement or modification of a territorial agreement, whether the other electric service provider is regulated by this Commission or exempted from regulation by this Commission by any current or future law. In such instance applicable kWh shall be included in all applicable calculations contained herein.

The Securitized Utility Tariff Rider is applicable to energy consumed under the Company’s various rate schedules, except for customers receiving electrical service under special contracts as of August 28, 2021. Charges pursuant to this Schedule SUR shall be presented on each customer’s bill as a separate line item including the rate applicable to each kWh and the amount of the total charge. Schedule SUR shall remain applicable to each kWh for so long as the securitized utility tariff bonds are outstanding and until all financing costs have been paid in full, and any necessary true-ups have been made.

Schedule SUR was authorized in Case No. EF-2022-0155, The Petition of Evergy Missouri West, Inc. d/b/a Evergy Missouri West for a Financing Order Authorizing the Financing of Qualified Extraordinary Storm Costs Through an Issuance of Securitized Utility Tariff Bonds. A Special Purpose Entity (“SPE”), or its successors or assignees, as applicable, is the owner of the securitized utility tariff property which includes all rights to impose, bill, charge, collect, and receive the relevant Securitized Utility Tariff Charge and to obtain periodic adjustment to such charges. Company, as servicer or other third-party servicer, shall act as SPE’s collection agent for the relevant Securitized Utility Tariff Charge, separate and apart from the other rates, riders, and charges specified in this Tariff.

Issued:		Effective:
Issued by:	Darrin R. Ives, Vice President	1200 Main, Kansas City, MO 64105

Appendix B

EVERGY MISSOURI WEST, INC. d/b/a EVERGY MISSOURI WEST

P.S.C. MO. No.	Revised Sheet No.

Canceling P.S.C. MO. No.	Original Sheet No.

For Missouri Retail Service
SECURITIZED UTILITY TARIFF RIDER

APPLICABILITY (continued)

Rates under this Schedule SUR will be adjusted no less frequently than annually in order to ensure that the expected collection of amounts authorized in Case No. EF-2022-0155 is adequate to pay when due, pursuant to the expected amortization schedule, principal and interest on the bonds and pay on a timely basis other financing costs. Schedule SUR rates shall be calculated by dividing the total securitized revenue requirement by the forecasted period projected sales at generation voltage and multiplied by the voltage expansion factor, as shown in the following formula:

SURRx = ((TSRR + CARP + True-Up AmountNextRP) ÷ SRP ) × VAFx

where,

SURR = Schedule SUR Rate for the period, applicable to indicated VAF;

TSRR = Total Securitized Revenue Requirement shall consist of the following items:

1. Principal

2. Interest

3. [INSERT ADDITIONAL ITEMS AS DETAILED IN FINANCING ORDER PRIOR TO ISSUANCE OF BONDS], and

4. Bad debts net of prior period collections.

5. For each of the above, separately, any variations calculated through a reconciliation of the current period TSRR actuals to the projections, forecasts, or estimates to the extent that actuals are available.

CARP	= An allowance to the extent necessary to align revenue recovery with payment obligations. This allowance will be returned to ratepayers when no longer necessary;

SRP	= Forecasted recovery period retail sales to all applicable customers, at the generation level;

VAFx	= Expansion factor by voltage level[1]

VAFTrans = Expansion factor for transmission voltage customers

VAFSub = Expansion factor for substation to transmission voltage customers VAFPrim = Expansion factor for primary to substation voltage customers VAFSec = Expansion factor for lower than primary voltage customers

[1]	In the event more delineated voltage adjustments become implemented in the Fuel Adjustment Clause, such service levels shall be incorporated into this rider at the next true-up.

Issued:		Effective:
Issued by:	Darrin R. Ives, Vice President	1200 Main, Kansas City, MO 64105

Appendix B

EVERGY MISSOURI WEST, INC. d/b/a EVERGY MISSOURI WEST

P.S.C. MO. No.	Revised Sheet No.

Canceling P.S.C. MO. No.	Original Sheet No.

For Missouri Retail Service
SECURITIZED UTILITY TARIFF RIDER

RECOVERY PERIODS

“Recovery Period” (RP) means the period for which a given SURR tariff sheet is in effect. The initial Recovery Period shall begin on the effective date of the first tariff providing an effective SURR, and conclude the day prior to the next occurring [Insert the first calendar day of 2 months 6 months apart to optimize operation in conjunction with payment dates]. Subsequent RPs will occur until all TSRR has been paid in full.

RPs will generally begin [INDICATED DATES], unless required to accommodate a True-Up, and will be 12 months in duration unless required to accommodate a True-Up. If an RP is less than 12 months in duration the Recovery Period Amount and related calculations shall be prorated accordingly.

To accommodate timing of SURR tariff sheet filings, some required data contemplated to be actual may be projected as of the time of filing. To the extent projected data for one or more months is used to calculate subsequent SURRs, in subsequent SURR filings such projections will be reconciled against actual data as it becomes available.

TRUE-UP

The Company as servicer shall file proposed SURR tariff sheets implementing a True-Up and bearing a 30-day effective date, no less frequently than annually. At the servicer’s discretion, SURR tariff sheet filings implementing a True-Up may be made semi-annually, or more frequently, by tariff filing bearing a 30-day effective date. All supporting materials shall be included in such filings. Workpapers and necessary documentation supporting each element of the TSRR shall be included under affidavit with each SURR tariff sheet filing. If cost to Evergy to perform its servicing and administrative services under the Servicing Agreement and the Administration Agreement is less than what the Company is paid for those services, then that difference in cost shall be tracked by Evergy and included in a regulatory liability account to be addressed in Evergy’s next general rate case.

The Company shall time the tariff filing such that the effective date of the tariff is the first day of a calendar month.

SURR tariff sheet filings implementing a True-Up and incorporating revised SURRs calculations shall be made quarterly beginning twelve months prior to the final scheduled payment date of the last tranche of the securitized utility tariff bonds.

Issued:		Effective:
Issued by:	Darrin R. Ives, Vice President	1200 Main, Kansas City, MO 64105

Appendix B

EVERGY MISSOURI WEST, INC. d/b/a EVERGY MISSOURI WEST

P.S.C. MO. No.	Revised Sheet No.

Canceling P.S.C. MO. No.	Original Sheet No.

For Missouri Retail Service
SECURITIZED UTILITY TARIFF RIDER

TRUE-UP AND SURR TARIFF SHEET FILING FORMULA

True-Up AmountNextRP = Periodic Payment RequirementCurrent RP – SUTC

RemittncesCurrentRP Where;

Periodic Payment Requirement = The portion of the TSRR used to calculate the current SURRs applicable to the current RP.

SUTC Remittances = The SUR revenue received or projected to be received during the current RP resulting from the application of current SURR.

To accommodate timing of SURR tariff sheet filings, some required data contemplated to be actual may be projected as of the time of filing. To the extent projected data for one or more months is used to calculate subsequent SURRs, in subsequent SURR filings such projections will be reconciled against actual data as it becomes available.

At the time of each True-Up, the servicer will provide a new TSRR amount for the coming RP which shall incorporate any variations calculated through a reconciliation of the current period TSRR actuals to the projections, forecasts, or estimates to the extent that actuals are available. The Company will provide its best available SRP forecast, and all supporting information.

To accommodate RPs of varying lengths and true-up of projected data, SRP forecasts by calendar month relied upon for SURR tariff sheet calculation shall be provided to Staff and retained by the Company.

Issued:		Effective:
Issued by:	Darrin R. Ives, Vice President	1200 Main, Kansas City, MO 64105

Appendix B

EVERGY MISSOURI WEST, INC. d/b/a EVERGY MISSOURI WEST

P.S.C. MO. No.	Revised Sheet No.

Canceling P.S.C. MO. No.	Original Sheet No.

For Missouri Retail Service
SECURITIZED UTILITY TARIFF RIDER

ADDITIONAL TERMS

1.

Treatment of partial payments on customer bills – the first dollars collected would be attributed to past due balances, if any. To the extent that a customer remits an amount less than the full amount due for a given prior or current period, the charges under Schedule SUR shall be prorated with other amounts due for that given prior or current period bill.

2.

Treatment for Net Metering Rates – For customers subject to billing under the Net-metering Easy Connection Act (Act), if the electricity supplied by the Company exceeds the electricity generated by the customer-generator during a billing period, the customer-generator shall be billed to the applicable SURR for each kWh as netted pursuant to the terms of the Act and this tariff. If the electricity generated by the customer-generator exceeds the electricity generated by the customer-generator during a billing period, the customer shall not be issued a credit based on the SURR applicable to each kWh as netted pursuant to the terms of the Act and this tariff, nor shall the SURR be considered to be part of the avoided fuel cost of the Company for purposes of the Act. For customers who are authorized to back-flow energy under some other provision of law, or for any portion of back-flowed energy that exceeds that authorized under the terms of applicable net-metering provisions, the SURR shall be applicable to each kWh provided by the Company, without any offset.

3.	Inapplicability of Discounts – Charges under Schedule SUR are payable in full and are not eligible for any discount.

4.	Filing Procedure

Initial Rate Filing: In accordance with the provisions of sections 393.1700.2(3)(c)i and 393.1700.2(3)(h), prior to the issuance of bonds, the Company shall submit to the Commission, no later than one business day after the pricing of the securitized utility tariff bonds, an issuance advice letter and revised Schedule SUR tariff bearing a proposed effective date being the date the securitized utility tariff bonds are to be issued. The issuance advice letter shall report the initial securitized utility tariff charges and other information specific to the securitized utility tariff bonds to be issued, as the Commission may require. The Company may proceed with the issuance of the securitized utility tariff bonds unless, prior to noon on the fourth business day after receipt of the issuance advice letter, the Commission issues a disapproval letter directing that the securitized utility tariff bonds as proposed shall not be issued and the basis for that disapproval.

For all filings - On or before each filing, the Company shall prepare and file under affidavit the workpapers and supporting documentation supporting the Total Securitized Revenue Requirement and SUR Rates being filed, ensuring that all SUR Rates in effect for a current period are published at all times bills are rendered for service at that rate, and an SUR Rate is not applied to usage that occurred prior to the effective date of the SUR Rate.

Issued:		Effective:
Issued by:	Darrin R. Ives, Vice President	1200 Main, Kansas City, MO 64105

Appendix B

EVERGY MISSOURI WEST, INC. d/b/a EVERGY MISSOURI WEST

P.S.C. MO. No.	Revised Sheet No.

Canceling P.S.C. MO. No.	Original Sheet No.

For Missouri Retail Service
SECURITIZED UTILITY TARIFF RIDER

SECURITIZED REVENUE REQUIREMENT AND SUR RATE

These rates shall apply to the Billing Months on and after [NAME OF CALENDAR MONTH FOLLOWING SHEET EFFECTIVE DATE].

EXAMPLE LINE NAMES AND AMOUNTS

[AFTER INITIAL FILING, ALTERNATE BETWEEN TWO SHEETS TO MAINTAIN

PRESENCE IN TARIFF OF EFFECTIVE RATES DURING OVERLAP MONTH]

1	Principal and Interest		$33,483,107
2	Prior Securitized Revenue Requirement True-Up Amount	+	$0
3	Other Financing Costs	+	$0
4	Total Securitized Revenue Requirement	=	$33,483,107
5	Forecasted Sales at Generation Level (SRP) for December 2021 through November 2021	÷	8,848,730,509
6	SUR Rate	=	$0.00378
	Loss Adjusted SUR Rates
7	Secondary (SUR Rate x VAFSec 1.0426) per kWh	=	$0.00395
8	Primary (SUR Rate x VAFPrim 1.0268) per kWh	=	$0.00389
9	Substation (SUR Rate x VAFSub 1.0133) per kWh	=	$0.00383
10	Transmission (SUR Rate x VAFTrans 1.0100) per kWh	=	$0.00382

Issued:		Effective:
Issued by:	Darrin R. Ives, Vice President	1200 Main, Kansas City, MO 64105

Appendix B

ESTIMATED UPFRONT FINANCING COSTS

UPFRONT FINANCING COSTS
Legal Fees (Company, Issuer, Trustee, and Underwriter)		$3,025,000
Auditor’s Fee		$1,000,000
Structuring Advisor Fee		$200,000
Information Technology Programming Costs		$70,000
Costs of the Commission	$	TBD
Original Issue Discount	$	TBD
Underwriters’ Fees		0.40%
SEC Registration Fees		0.00920%
Bond Rating Fees		0.1325%
Miscellaneous		$90,000
TOTAL UPFRONT FINANCING COSTS FINANCED		$6,025,312

Appendix C

ESTIMATED UPFRONT FINANCING COSTS

ESTIMATED ONGOING FINANCING COSTS

	ANNUAL AMOUNT
Servicing Fee (Evergy Missouri West as Servicer) (0.05% of initial Securitized Utility Tariff Bond principal amount)		0.05%
Administration Fee		$75,000
Trustee’s/Trustee’s Counsel Fees and Expenses		$5,000
Auditing/Accounting Fees		$75,000
Legal Fees/Expenses		$35,000
Rating Agency Surveillance Fees		$45,000
Return on Capital Account		0.34%
Printing/Edgarizing Fees		$10,000
Independent Manager’s Fees	$	TBD
Miscellaneous		$10,000
TOTAL ONGOING FINANCING COSTS (with Evergy Missouri West as Servicer)		$508,905
Ongoing Servicers Fee (Third Party as Servicer) (0.60% of principal amount)		$0.60%
TOTAL ONGOING FINANCING COSTS (Third Party as Servicer)		$2,174,340

Appendix C

ESTIMATED UPFRONT FINANCING COSTS

STATE OF MISSOURI

OFFICE OF THE PUBLIC SERVICE COMMISSION

I have compared the preceding copy with the original on file in this office and I do hereby certify the same to be a true copy therefrom and the whole thereof.

WITNESS my hand and seal of the Public Service Commission, at Jefferson City, Missouri, this 17th day of November, 2022.

/s/ Morris L. Woodruff
Morris L. Woodruff Secretary

MISSOURI PUBLIC SERVICE COMMISSION

November 17, 2022

File/Case No. EF-2022-0155

Missouri Public Service	Office of the Public Counsel	Evergy Missouri West
Commission	Marc Poston	James M Fischer
Staff Counsel Department	200 Madison Street, Suite 650	101 Madison Street, Suite 400
200 Madison Street, Suite 800	P.O. Box 2230	Jefferson City, MO 65101
P.O. Box 360	Jefferson City, MO 65102	jfischerpc@aol.com
Jefferson City, MO 65102	opcservice@opc.mo.gov
staffcounselservice@psc.mo.gov

Evergy Missouri West	Evergy Missouri West	Evergy Missouri West
Roger W Steiner	Jacqueline Whipple	Karl Zobrist
1200 Main Street, 16th Floor	4520 Main Street, Ste. 1100	4520 Main Street, Suite 1100
P.O. Box 418679	Kansas City, MO 64111	Kansas City, MO 64111
Kansas City, MO 64105-9679	jacqueline.whipple@dentons.com	karl.zobrist@dentons.com
roger.steiner@evergy.com

Midwest Energy Consumers Group	Missouri Industrial Energy Consumers (MIEC)	Missouri Public Service Commission
Tim Opitz	Diana M Plescia	Jeff Keevil
308 E. High Street, Suite B101	130 S. Bemiston, Suite 200	200 Madison Street, Suite 800
Jefferson City, MO 65101	St. Louis, MO 63105	P.O. Box 360
tim.opitz@opitzlawfirm.com	dplescia@chgolaw.com	Jefferson City, MO 65102
jeff.keevil@psc.mo.gov

Nucor Steel Sedalia, LLC	Nucor Steel Sedalia, LLC	Nucor Steel Sedalia, LLC
Marc H Ellinger	Michael K Lavanga	Peter J Mattheis
308 E. High Street, Ste. 300	1025 Thomas Jefferson Street NW	1025 Thomas Jefferson Street NW
Jefferson City, MO 65101	Washington, DC 20007	Washington, DC 20007
mellinger@ellingerlaw.com	mkl@smxblaw.com	PJM@smxblaw.com

Office of the Public Counsel	Velvet Tech Services, LLC
Lindsay VanGerpen	Stephanie S Bell
200 Madison Street, Suite 650	308 East High Street, Suite 300
P.O. Box 2230	Jefferson City, MO 65101
Jefferson City, MO 65102	sbell@ellingerlaw.com
Lindsay.vangerpen@opc.mo.gov

Enclosed find a certified copy of an Order or Notice issued in the above-referenced matter(s).

Sincerely,
/s/ Morris L. Woodruff
Morris L. Woodruff
Secretary

Recipients listed above with a valid e-mail address will receive electronic service. Recipients without a valid e-mail address will receive paper service.